> 2004 ANNUAL REPORT

> BUSINESS LINE HIGHLIGHTS

In each of our business lines, we have focused on developing deeper customer relationships, optimizing profitability and performance, and building on our core strengths. Our successes demonstrate this strategy is a sound one, and it will continue to guide our priorities in 2005.

Domestic Banking

Retail and Small Business Banking | Wealth Management | Commercial Banking

Domestic Banking provides a full range of banking and investment services to retail, small business, commercial and wealth management customers across Canada. These services are delivered through a national network of more than 950 branches, more than 2,500 ABMs, call centres, plus telephone, wireless and Internet banking. Among the investment and advisory services offered by the Wealth Management group are full-service brokerage, direct investing, mutual funds and private client services.

International Banking

Scotiabank has built on more than a century of international experience, and today serves close to three million customers in the Caribbean, Latin America and Asia. Our broad multinational network – unparalleled by other Canadian banks – provides a complete range of financial services to both local and international customers in more than 40 countries. International Banking serves customers through a network of more than 770 branches and offices, 1,655 ABMs and expanding Internet banking services.

Scotia Capital

The Scotiabank Group’s corporate and investment banking operations focus on client relationships and provide specialized solutions to corporate, institutional and government clients in Canada, the United States, and Europe, and select services to clients in Mexico and Asia. Scotia Capital has recognized strengths in specialized and syndicated lending, corporate debt and equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange and precious metals, as well as equity sales, trading and research.

> WHO WE ARE

At Scotiabank, we define “success” in broad terms, incorporating and balancing the interests of all of our major stakeholders. This means excelling in customer satisfaction, providing rewarding careers for our employees, contributing to the overall well-being of the communities we serve – and, of course, creating solid, long-term value for our shareholders. We aspire to be the best Canadian-based international financial services company – a goal we aim to reach through our relentless focus on exceeding our stakeholders’ expectations.

> TABLE OF CONTENTS

2	Message from the Chairman of the Board
3	Message from the President and Chief Executive Officer
4	Executive Officers
7	Performance Highlights
	8	Customers
	10	Financial
	12	Operational
	14	People
16	Corporate Governance
16	Board of Directors
18	Glossary
19	Report on Business Lines
29	Management’s Discussion and Analysis
83	2004 Consolidated Financial Statements
125	Principal Subsidiaries
126	Shareholder Information

2004 Scotiabank Annual Report    1

> Arthur R.A. Scace

“I’ve been impressed by the people and culture of this organization, its values and commitment to doing what is right”

> MESSAGE FROM THE CHAIRMAN OF THE BOARD

It is with great pride that I report to you for the first time as Chairman of Scotiabank. Since joining the Board in 1997, I’ve been impressed by the people and culture of this organization, its values and commitment to doing what is right – all of which have contributed to the Bank’s outstanding record of performance.

     Each of the 16 members of your Bank’s Board of Directors provides a critical level of oversight to ensure that the Bank continues to be managed for the benefit of all its stakeholders – shareholders, customers, employees and the communities we serve. As one of the most widely-held public companies in Canada, Scotiabank has long understood that sound corporate governance is essential to the Bank’s success – particularly given the significant fiduciary responsibility we have in managing other people’s money and the high levels of trust that involves.

     During the past year, a number of initiatives were implemented to further strengthen Scotiabank’s governance and compliance practices and maintain the independence of the Board and its ability to effectively supervise management’s operation of the Bank:

•	The roles of chairman and chief executive officer were split and a non-executive chairman appointed.

•	Representation of women on the Board was increased to 25 per cent.

•	The minimum value of the common shares or deferred stock units to be held by directors was increased in March 2004 to $300,000 (directors will be expected to reach this level within five years of being elected to the Board).

•	Distribution of stock options to directors was discontinued.

     With change a constant feature of the current governance environment, Scotiabank continuously devotes resources to evaluating not only the regulatory landscape and its impact on the Bank’s operations, but also the evolving needs of various stakeholders. We are confident our policies and procedures will continue to reflect best practices in governance.

     Scotiabank’s Board of Directors, executive management team and more than 48,000 employees, including affiliates, are committed to working together to achieve success for the Bank – and for all our stakeholders. On behalf of the Board, it is my privilege to extend sincere thanks to the entire Scotiabank team for their contribution to the Bank’s success in 2004, in particular, their unswerving dedication to helping our customers. The team’s efforts are evident not only in our strong financial performance, but also in the awards and recognition the Bank has received from numerous external sources.

     Finally, I would like to take this opportunity to welcome Barbara Thomas to the Board. I would also like to extend thanks to Peter Godsoe, who retired as CEO in December 2003 and as Chairman in March 2004 after 37 years of dedicated service to your Bank, including 22 years as a member of the Board of Directors.

     In addition, I would like to acknowledge the dedicated service to the Bank and its shareholders of Sir Graham Day and Pierre Jeanniot, who did not stand for re-election to the Board at the annual meeting in March 2004. Both of these individuals served the Bank and the Board with distinction and made important contributions to our organization.

/s/ Arthur R.A. Scace

Arthur R.A. Scace
Chairman of the Board

2    2004 Scotiabank Annual Report

> Rick Waugh

“We remain confident that we have the right people and the right strategies in place to maintain our long record of growth, and that our Bank will continue to successfully deliver solid results”

> MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

At Scotiabank, we have always sought to manage our Bank in a careful and balanced way. Throughout this annual report we talk about our goals and objectives across four broad areas: meeting our customers’ needs; achieving our financial and operational goals; and creating a rewarding environment for our people, which also involves supporting the many communities we serve.

Achieving record financial results

This year, the Bank achieved excellent results, and we once again met all of our objectives. Net income for the year was a record $2,931 million, up $454 million or 18% over 2003. This continues a trend which has seen earnings grow by 13.6% annually over the past five years. Earnings per share (diluted) were $2.82, an increase of 20.5%, and return on equity was an excellent 19.9%, versus 17.6% last year.

     We also continued to reward shareholders. In 2004, we increased dividends to common shareholders twice. As a result, dividends rose by 31% to $1.10. In fact, the dividend per common share has more than tripled since 1998. Strong dividends and gains in the Bank’s share price resulted in a total return to shareholders of 25% in 2004. The compound annual total return to shareholders has averaged 23% over the past 10 years.

     Our performance this past year was once again driven by our three core businesses, each of which made a solid contribution. Domestic Banking and International Banking – our personal, small business and commercial banking and wealth management activities in Canada and more than 40 countries worldwide – provided 42% and 27%, respectively, to net income in 2004. Scotia Capital – our capital markets and wholesale lending group – accounted for 31% of earnings.

     Our success was also driven by a significant improvement in credit quality, as well as strong securities gains. The specific provision for credit losses was $490 million, a substantial decline from $893 million in 2003, with a solid improvement in U.S. corporate lending. This success was due, in part, to several efforts to further enhance our credit risk management by reducing single name exposures, underwriting and hold limits.

     In 2004, our capital position strengthened further. At year-end, our tangible common equity ratio – the most effective measure of our available capital – was the highest among the major Canadian banks. The Bank generated $1.8 billion in capital internally this year, and $7.1 billion over the past five years, driven by our strong growth in net income. Our strong capital base gives us a number of growth options, while providing a significant cushion to handle unforeseen risks and to consider share buybacks or dividend increases.

     In recognition of this capital strength, as well as the high quality, diversity and consistency of our earnings, one of the main credit rating agencies in North America, Standard & Poor’s, upgraded the Bank’s senior long-term debt rating to AA- in 2004.

2004 Scotiabank Annual Report   3

Continuing challenges

Although we achieved good success this year, there are a number of challenges facing the Scotiabank Group as we move forward.

     First, there is the challenge of achieving continued growth – growth that is prudent, profitable and sustainable. In mature markets, such as Canada’s retail banking and wealth management sectors, there continues to be fierce competition, with relatively few opportunities to gain significant market share through acquisitions.

     In addition, in rapidly consolidating global markets, we must achieve the necessary scale to continue to compete effectively against very large, well-capitalized international competitors. We anticipate further consolidation in financial services markets around the world, including the U.S. and Europe.

     More broadly, we expect sustained but somewhat slower economic growth in 2005, as the world economy continues to adjust to the high and volatile energy prices and the moderate upward trend in international interest rates. Also, the substantial weakening of the U.S. dollar against the world’s major currencies, as well as the Canadian dollar, will continue to be a significant issue for us, given the size and reach of our international operations.

Strategies for success

Notwithstanding these challenges, we remain confident that we will achieve our goal – which is to be the best Canadian-based international financial services company. We fully expect continued growth in earnings and returns to shareholders, albeit at a more moderate rate, in line with global economic conditions.

     Our confidence is rooted in our three strong platforms for growth and our very strong capital position. These provide a range of growth options to build our customer base and make acquisitions across our businesses, particularly in high-potential international markets. More specifically, we have developed three sustainable growth strategies that will form the foundation of our future success and be applied across all of our major business lines.

Build our customer base

First, we will build deeper, more profitable relationships with our customers and acquire new customers. In

4   2004 Scotiabank Annual Report

Domestic Banking, we plan to concentrate on those customers who offer the greatest opportunities for growth – while retaining profitable business that we have with all customers. We plan to continue to leverage our sales force, assigning customers to relationship managers based on the profitability, loyalty and strength of the relationship – and referring them to other partners within the Scotiabank Group, when appropriate.

     We also have a significant opportunity to acquire new customers, given that a large number of Canadians have not yet tried us (only one in five Canadian households has a relationship with Scotiabank). We’ve launched an aggressive communications program for 2005, focused on individuals who have the highest likelihood to switch financial institutions. We also plan to make effective use of our branch network – which we’ve significantly enhanced in recent years – as well as focusing on more indirect channels, such as mortgage sales managers, to establish new relationships.

     In International Banking, we are looking to improve our share of our customers’ business by offering a broader range of products and services. In Mexico, for example, we are focused on growing our mortgage and auto loan portfolios – two areas where we can draw on considerable Canadian expertise in adjudication, product design and administration. We will also look to offer other financial services, such as insurance, and are assessing opportunities in the Eastern Caribbean, as well as the Dominican Republic and Puerto Rico.

     Scotia Capital is also deepening relationships with its core clients through increased cross-sell of its products, as well as selling products and services from other areas of the Scotiabank Group.

Leverage core strengths

As a second growth strategy, we will continue to build on our core strengths and leverage particular areas of expertise across the Scotiabank Group. We are now taking our Canadian retail sales and service delivery model, adjusting it for local markets and demographics, and rolling it out in the International Bank. This model allows us to focus our resources more effectively, and allocate significantly more time to sales and customer service.

     Closely linked to these efforts, a number of initiatives are underway to improve efficiency in our international operations. We are expanding our electronic delivery channels in the Caribbean region, particularly our ABM

2004 Scotiabank Annual Report   5

and Internet banking networks, and are consolidating our data centres to take advantage of declining telecommunications costs. As well, we are using our Canadian Shared Services group as a model for both the Caribbean and Mexico, centralizing branch activities that are not directly related to sales.

     This year, we plan to leverage Scotia Capital’s capabilities in Canada and the U.S., with those of Scotiabank Inverlat in Mexico, with the goal of offering a truly integrated North American wholesale banking platform to our clients.

Optimize use of capital

     Finally, we will optimize our use of capital. We have a very strong capital base, and we intend to deploy it in a disciplined way to support organic growth, as well as to make acquisitions.

     In any potential acquisition, we look for ways that we can bring value by leveraging our core strengths. We also look for ways to obtain value, particularly by investing in markets or customer segments where we believe there is above-average growth potential, or where we can expand our product line.

     At the moment, we are primarily interested in personal and commercial banking acquisitions, but we are also looking in the wealth management area, inside and outside of Canada – although, as I mentioned earlier, opportunities in Canada are somewhat more limited.

     In addition, until the federal government finalizes draft guidelines, first released in 2001, domestic bank mergers are not permitted, and it is difficult to speculate on possibilities and outcomes. Regardless of what might happen, our focus has not changed: to be in a position of strength and maintain a high degree of flexibility. Our view is that we would consider a domestic merger if we believed it would help us improve offerings to our customers, expand internationally and provide better opportunities for all of our stakeholders over the long term. With or without mergers, we have many options to grow and to deploy our capital. We have great diversification in our business mix, which gives us a unique position among Canadian banks.

     As Canada’s most international bank, we are always looking at ways to bolster our multinational operations, particularly in Mexico, the Spanish-speaking Caribbean, and Central America, as well as Asia. We will also watch for opportunities in the United States, but remain mindful of the market’s highly competitive nature, and significant purchase premiums and execution risk.

Focus on people

     Banking is, at heart, a people business, encompassing our employees and the broader community, as well as our shareholders and customers. We believe that shareholder value is driven by satisfied, loyal customers, who are won and retained by satisfied, dedicated employees. We promote a philosophy of One Team, One Goal and emphasize our shared core values of integrity, respect, commitment, insight and spirit.

     We’re very proud of the Scotiabank Group team. This was a difficult year, in particular for our employees in the Caribbean, a region where a series of hurricanes had a devastating impact this past fall – including causing significant damage to Scotiabank branches and offices, and our employees’ homes. Thanks to the tremendous efforts of our team, we resumed operations and restored service to customers quickly. In addition, our Bank and our staff provided supplies and other forms of assistance to employees. And, in the true spirit of teamwork, employees in Canada and other parts of the world raised funds and personally donated more than $100,000 to aid their colleagues who had been directly affected. Overall, the Bank made corporate contributions totaling more than $750,000 to the Red Cross and other relief organizations.

     Of course, this focus on people and teamwork is ongoing and extends to the broader community. We are committed to being a leader in corporate social responsibility – which encompasses the way we interact with our stakeholders to meet our social, economic, environmental and ethical responsibilities.

     As part of this commitment, Scotiabank contributed more than $33 million worldwide to support activities, projects and organizations in the fields of education, health care, social services and the arts – particularly those that empower people with skills, tools and information to improve their health, safety and well-being.

     Going forward, we remain confident that we have the right people and the right strategies in place to maintain our long record of growth, and that our Bank will continue to successfully deliver solid results, meeting our financial and operational objectives – as well as the needs of our customers and our people.

/s/   Rick Waugh

Rick Waugh
President and Chief Executive Officer

> EXECUTIVE OFFICERS

Deborah M. Alexander Executive Vice-President General Counsel & Secretary	Robert L. Brooks Senior Executive Vice-President, Treasury & Operations	Peter C. Cardinal Executive Vice-President Latin America	Alberta G. Cefis Executive Vice-President Retail Lending Services	Robert W. Chisholm Vice-Chairman, Scotiabank, & President and CEO, Domestic Banking & Wealth Management	Sylvia D. Chrominska Executive Vice-President, Human Resources and Public, Corporate and Government Affairs

Tim P. Hayward Executive Vice-President & Chief Administrative Officer, International Banking	Chris J. Hodgson Executive Vice-President Wealth Management	Dieter W. Jentsch Executive Vice-President Commercial Banking	Barry Luter Chief Executive Officer Scotiabank (Ireland) Ltd.	Sarabjit S. Marwah Senior Executive Vice-President & Chief Financial Officer	Stephen D. McDonald Deputy Chairman, Scotia Capital and U.S. Country Head

Margaret (Peggy) J. Mulligan Executive Vice-President Systems & Operations	Robert H. Pitfield Executive Vice-President International Banking	Brian J. Porter Deputy Chairman & Head of Canadian Capital Structuring, Scotia Capital	C. John Schumacher Deputy Chairman & Head of Global Trading, Scotia Capital	Luc A. Vanneste Executive Vice-President & Chief Auditor	Albert E. Wahbe Executive Vice-President, Electronic Banking

Warren K. Walker Head, Global Risk Management	W. David Wilson Vice-Chairman, Scotiabank, & Chairman and CEO, Scotia Capital	John A. Young Executive Vice-President Domestic Branch Banking

6    2004 Scotiabank Annual Report

Each year, Scotiabank sets both quantitative and qualitative performance objectives which we segment into four groups – customers, financial, operational and people. In the following pages, we highlight our progress toward achieving those objectives.

2004 Scotiabank Annual Report  7

> CUSTOMERS

Our customers are at the centre of everything we do. We are dedicated to building deeper relationships with them to satisfy their total financial needs, by providing them with outstanding service from a dedicated team, solid advice, and innovative products and services.

8    2004 Scotiabank Annual Report

Excellent Service
+ Unique Solutions
Customer Satisfaction

Scotiabank has some 10 million customers worldwide –including more than 6.5 million in Canada, 1.3 million in Mexico and close to 1.7 million in the Caribbean. Our core purpose is to be the best at helping our customers become financially better off by providing relevant solutions to their unique needs.

     Our primary goal related to customers is to be a leader in customer satisfaction. This is a key priority across all of our core businesses and, in 2004, Scotiabank’s customers remained the most satisfied in many of our major markets.

     We retained our top ranking among Canada’s five largest banks in the annual Customer Service Index survey of Canadian personal banking customers by Synovate for the fifth consecutive year. This was just one of several surveys recognizing our service excellence worldwide during 2004.

     Outside Canada, Scotiabank Inverlat in Mexico placed in the top three in every category of a customer satisfaction survey by the business publication El Economista, including first-place rankings for branch and telephone banking. Scotiabank Jamaica was named Bank of the Year in Jamaica by The Banker for the second consecutive year, and Scotiabank de Costa Rica topped a customer usage and attitudes study by CID Gallup.

     In wholesale banking, Scotia Capital was named Best Investment Bank, and Best Corporate and Institutional Internet Bank in Canada by Global Finance, as well as Best Debt House in Canada by Euromoney.

2004 Scotiabank Annual Report   9

Solid contributions from the Bank’s three major business lines, Domestic Banking, Scotia Capital and International Banking, helped us surpass our 2004 financial targets. By focusing on our core strengths in customer satisfaction, people, diversification, expense and risk management and execution, we continued to achieve outstanding returns and dividend growth for our shareholders.

10  2004 Scotiabank Annual Report

> FINANCIAL

Stock Appreciation
+ Dividend Growth

Shareholder Value

In 2004, we exceeded our targets for our four primary financial measures.

•	We achieved a return on shareholders’ equity (ROE) of 19.9%, exceeding our target range of 16 to 19%.

•	Earnings per share (diluted) grew by 20.5%, increasing from $2.34 to $2.82, well beyond our 10 to 15% growth target.

•	In 2004, our productivity ratio was 56.0%, in line with our target of being below 58%. Our productivity remains among the best in the Canadian financial sector, due in large part to our unwavering focus on managing costs across the Scotiabank Group.

•	We also achieved our goal of maintaining strong capital and credit ratings. The Bank’s Tier 1 capital ratio rose to 11.5% from 10.8%. Furthermore, we have the highest tangible common equity ratio of our Canadian peer group.

     As well, the Bank’s long term debt rating was upgraded to AA- in 2004 by Standard & Poor’s in recognition of our capital strength and consistency of earnings.

     Our strong performance enabled us to increase dividends to common shareholders twice during the year. As a result, dividends rose by 31% to $1.10 in 2004. The combination of our dividend growth and the substantial price appreciation in the Bank’s stock, resulted in a total return to shareholders of 25% this year.

The compound annual total return to shareholders over the past five years was 22%, outpacing the average of the other major Canadian banks. The 10-year return was 23%. We continue to substantially outperform the S&P/TSX Composite Total Return Index.

2004 Scotiabank Annual Report    11

> OPERATIONAL

Scotiabank takes pride in its longstanding reputation for efficiency. Safe, sound and effective systems and processes throughout the Scotiabank Group are the key to maintaining our record of operational excellence.

We have incorporated common systems, a shared services approach and best practices across our multinational operations, and adapted them to local markets. This, in turn, has increased the productivity of our employees, improved efficiency, enhanced the quality and consistency of our customer service, and accelerated the introduction of new products and services.

     Sophisticated in-house credit risk management capabilities in all of our business lines also help us to manage costs and take an effective approach to product pricing. We are committed to managing our businesses in a way that ensures we operate with an acceptable level of credit risk at all times. Our credit function works closely with the business lines, analyzing industries, countries, individual borrowers and products to ensure we maintain an appropriate balance and diversification of our risks. Improved credit policies, analytical tools and lending parameters have recently led to improved results, in Canada and internationally.

     While credit risk management plays a significant role in our success, we also recognize the importance of safeguarding the Bank’s reputation and maintaining public confidence in our integrity. As part of our risk management process, we have centralized and enhanced our compliance management and reporting functions. We have also implemented new policies, procedures and training programs to help employees identify and review financial transactions that involve heightened risk to the Bank’s reputation.

12    2004 Scotiabank Annual Report

First-rate Execution
+ Risk Management

Increased Efficiency and
Reduced Risk

2004 Scotiabank Annual Report   13

Employee Satisfaction
+ Employee Engagement

Employer of Choice

> PEOPLE

We believe that satisfied and engaged employees provide the kind of customer service that leads to satisfied and loyal customers. This is why we are committed to being a great place to work. Our focus on people drives our goal to be recognized as an employer of choice by both current and potential employees.

Our most recent employee survey showed our overall employee satisfaction index at 82 per cent, a two per cent increase from last year. In 2004, we enhanced the performance of the Scotiabank Group team by expanding our training and development opportunities, strengthening our leadership development initiatives, increasing our focus on the advancement of women and extending our employee recognition and reward programs.

     To meet customers’ rising expectations and fulfill employees’ career goals, we offer a variety of training, development and accreditation programs, including online e-learning tools.

     We continue to build our management capabilities by adding rigour to how we identify emerging leaders and provide them with development opportunities. And we have renewed our efforts to advance women into senior management ranks through a number of initiatives, including networking and mentoring programs, both in Canada and internationally.

     Our employees also play an important role in promoting Scotiabank as a leading corporate citizen in the communities where they live and work. In addition to the significant financial support the Bank donates to important causes around the world, we enable our employees to give back to our communities. From programs that match employee contributions to support for those who request time to work on behalf of others, we continue to partner with our employees who dedicate their time and enthusiasm to make a difference in their community.

     For more information, please see our Public Accountability Statement/Corporate Social Responsibility Report, available at www.scotiabank.com.

14   2004 Scotiabank Annual Report

2004 Scotiabank Annual Report  15

> CORPORATE GOVERNANCE

Sound and effective corporate governance is a priority for Scotiabank – indeed, it is considered essential to the Bank’s long-term success.

Corporate governance is the platform by which a business is directed and controlled. In the broader sense, it is a framework designed to build sustainable financial performance, while ensuring proper accountability, openness and integrity in the conduct of an organization’s business.

     Scotiabank’s corporate governance policies are designed to maintain the independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence promotes management of the Bank for the long-term benefit of all its major stakeholders – shareholders, employees, customers, and the communities in which the Bank operates.

     In keeping with best practices in corporate governance, more than 80% of Scotiabank’s directors are independent. The Board is led by a non-executive chairman, who acts in an advisory capacity to the President and Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.

     The Bank’s directors are business and community leaders active at the regional, national and international levels and, collectively, they provide an invaluable breadth of experience. Scotiabank’s directors have been carefully selected for their qualifications – including,

16    2004 Scotiabank Annual Report

among other factors, their financial literacy, integrity and demonstrated sound and independent business judgment.

     The Board of Directors and its Corporate Governance and Pension Committee have been, and continue to be, proactive and diligent in developing and reviewing the Bank’s corporate governance structure and procedures. This committee reviews the Bank’s corporate governance policies at least annually and recommends approval or changes to the Board.

     Scotiabank continually looks for ways to strengthen its corporate governance policies and procedures at all levels across the Bank. During 2004, for example, the Bank intensified its commitment to corporate social responsibility. Also, the strategic decision was made to establish a more centralized compliance function to enhance compliance risk management across the entire Scotiabank Group. To further guard against reputational risk, the Scotiabank Group introduced two new policies: the Suitability Policy, and the Reputational and Legal Risk Policy and Procedures for Structured Finance Transactions. These supplement existing policies and better equip employees to identify financial transactions that involve heightened reputational risk, and ensure that complex products and transactions are understood by customers and are suitable to their business activities.

     In the interests of promoting greater disclosure about the Bank’s corporate governance policies and procedures – particularly as to how they align with requirements of the Bank’s various regulators in Canada and the United States – comprehensive information can be found in the Corporate Governance section of the Bank’s website and in the management proxy circular. As well, the Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.

> BOARD OF DIRECTORS

Arthur R.A. Scace, Q.C.

Mr. Scace is Chairman of Scotiabank and counsel to McCarthy Tétrault LLP. He has been a Scotiabank director since March 25, 1997, and currently sits on the Human Resources (Chair) and the Executive and Risk Committees.

Ronald A. Brenneman

Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review and the Human Resources Committees.

C.J. Chen

Mr. Chen is Senior Partner of Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Corporate Governance and Pension Committee.

N. Ashleigh Everett

Ms. Everett is President, Corporate Secretary and Director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Human Resources and the Corporate Governance and Pension Committees.

M. Keith Goodrich

Mr. Goodrich is the retired Chairman of Moore Corporation Limited. He has been a Scotiabank director since August 28, 1990, and currently sits on the Audit and Conduct Review and the Corporate Governance and Pension Committees.

John C. Kerr, C.M., O.B.C., LL.D.

Mr. Kerr is Chairman and Chief Executive Officer of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Human Resources and the Corporate Governance and Pension Committees.

The Honourable Michael J.L. Kirby

Senator Kirby is a Member of the Senate of Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review (Chair) and the Executive and Risk Committees.

Laurent Lemaire

Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Executive and Risk and the Human Resources Committees.

John T. Mayberry(1)

Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Executive and Risk Committee (Chair).

The Honourable Barbara J. McDougall, O.C.

Mrs. McDougall is an advisor to Aird & Berlis LLP. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review and the Human Resources Committees.

Elizabeth Parr-Johnston, Ph.D.

Dr. Parr-Johnston is President of Parr Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review and the Corporate Governance and Pension Committees.

Gerald W. Schwartz(2)

Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation. He has been a Scotiabank director since May 26, 1999, and currently sits on the Executive and Risk Committee.

Allan C. Shaw, C.M., LL.D.

Mr. Shaw is Chairman and Chief Executive Officer of The Shaw Group Limited. A Scotiabank director since September 30, 1986, he currently sits on the Executive and Risk and the Corporate Governance and Pension (Chair) Committees.

Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit and Conduct Review and the Corporate Governance and Pension Committees.

Barbara S. Thomas

Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004, and currently sits on the Audit and Conduct Review Committee.

Rick Waugh(3)

Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003 and currently sits on the Executive and Risk Committee. He is also a director of several of the Bank’s subsidiaries and affiliates.

(1)	Non-independent (NYSE Rules) – prior interlocking corporate relationship with a Bank executive officer.

(2)	Non-independent (NYSE Rules), related (TSX Guidelines) and affiliated (Bank Act) – overall business relationship with the Bank.

(3)	Non-independent (NYSE Rules), related (TSX Guidelines) and affiliated (Bank Act) – President and CEO of the Bank.

Honorary Directors*

Lloyd I. Barber, C.C., S.O.M., LL.D., Ph.D.
Regina Beach, Saskatchewan

Malcolm R. Baxter
Saint John, New Brunswick

Bruce R. Birmingham
Oakville, Ontario

E. Kendall Cork
Hillsburgh, Ontario

Sir Graham Day
Hantsport, Nova Scotia

Peter C. Godsoe, O.C.
Toronto, Ontario

The Honourable Henry
N.R. Jackman
Toronto, Ontario

Pierre J. Jeanniot, O.C.
Montreal, Quebec

John J. Jodrey,
C.M., D.C.L.
Hantsport, Nova Scotia

Gordon F. MacFarlane, O.B.C., LL.D.

Surrey, British Columbia

Donald Maclaren
Ottawa, Ontario

Gerald J. Maier
Calgary, Alberta

Malcolm H.D. McAlpine
Herts, England

Ian McDougall
Lynbrook, New York

William S. McGregor
Edmonton, Alberta

David E. Mitchell, O.C.
Calgary, Alberta

David Morton
Westmount, Quebec

Sir Denis Mountain, Bt.
London, England

Helen A. Parker
Sidney, British Columbia

Paul J. Phoenix
Burlington, Ontario

Robert L. Pierce, Q.C.
Calgary, Alberta

David H. Race
Toronto, Ontario

Cedric E. Ritchie, O.C.
Toronto, Ontario

Thomas G. Rust, C.M., LL.D.
Vancouver, British Columbia

Isadore Sharp, O.C.
Toronto, Ontario

Marie Wilson, Q.C.
Toronto, Ontario

*	Honorary Directors do not attend meetings of the Board.

2004 Scotiabank Annual Report  17

> GLOSSARY

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.

ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.

BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.

DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.

FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.

FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.

MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

RETURN ON EQUITY (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.

REVERSE REPOS: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.

STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1, TOTAL CAPITAL AND TANGIBLE COMMON EQUITY RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital. Tangible common equity is comprised of common shareholders’ equity, less goodwill and intangible assets.

VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.

18    2004 Scotiabank Annual Report

> REPORT ON BUSINESS LINES

“ We believe that we continue to grow, largely because of diversified and sustainable earnings generated by our three strong growth platforms – Domestic Banking, Scotia Capital and International Banking.”

Rick Waugh
President and Chief Executive Officer

*	Excludes net income for the Other category, which includes Group Treasury, other smaller operating segments and other corporate adjustments that are not allocated to an operating segment.

2004 Scotiabank Annual Report    19

DOMESTIC BANKING	RETAIL AND SMALL BUSINESS BANKING I WEALTH MANAGEMENT COMMERCIAL BANKING

Domestic Banking had another solid year in 2004, with net income of $1,136 million. We gained market share in key areas such as mortgages, personal chequing and savings and business deposits. As well, we continued to invest in initiatives to improve customer satisfaction and increase sales productivity. Interest margins contracted, due to intense competitive pressures and the low level of interest rates.

For the fifth consecutive year, we were ranked number one in Canada for overall quality of customer service excellence among our major competitors*. Customer loyalty, a leading indicator of future customer behaviour, is equally important as customer satisfaction. For customer loyalty, we have also maintained our leadership position against our peers, as measured by a “loyalty index” composed of a number of key indicators such as “likelihood to take out new products/services from Scotiabank” and “Scotiabank is the preferred financial service provider.”

     We were also recognized for exemplary service in other independent surveys during the year. For example, our online banking service ranked first place overall in Canada in the Q3 2004 Scorecard produced by Watchfire GómezPro. The SQM Group’s 2004 benchmarking study ranked our retail and business banking call centres highest in customer and employee satisfaction in the industry. A third independent market research survey gave us top ranking in overall customer satisfaction in small business.

*	Source: Synovate, an independent national survey

Achievements

•	Double-digit percentage growth in balances for residential mortgages, personal chequing and savings deposits, and business account deposits, continuing the trend over the past two years.

•	Record balances in fee-based assets under administration at ScotiaMcLeod.

•	Improved convenience in global electronic payments for businesses and better access to money for retail customers.

Retail and Small Business Banking

Business Profile and Strategy

The domestic retail and small business division provides a full range of financial products and services to over 6.2 million customers across a network of 15,000 staff in more than 950 branches, and three call centres. In addition, our customers are served 24/7 through more than 2,500 ABMs and best-in-class online banking service.

     Our strategy remains focused on our customers, building loyalty with excellent service and providing specific financial solutions that will help our customers become financially better off. Our objectives are to retain and grow our existing high-value and high-potential customer relationships, and acquire new customers. These will be achieved through enhanced relationship-building activities, innovative product and service offerings, and increased sales capacity and productivity.

2004 Priorities

Maintain leadership in customer satisfaction and loyalty.

We strive to continuously improve our satisfaction and loyalty ratings by regularly soliciting feedback from our customers on our service performance. In 2004, we contacted more than 110,000 customers to gain an assessment of our performance against a number of key drivers of satisfaction and loyalty, and used this information to set specific performance goals.

     Our continued success in customer satisfaction and loyalty is a result of the dedication and enthusiasm of our staff. In summary, satisfied employees provide great service.

     We support our employees by providing the necessary tools and training to be successful. For example, our online learning centre and coaching workshops are constantly enhanced to help staff improve their business skills.

Retain and grow our existing customer relationships.

Our share of our own customers’ borrowing, deposit and investment business has continued to grow, reflecting our ability to deepen customer relationships. Our share of wallet (the percentage of our customers’ total borrowing, deposit and investment balances that is held with us) is now at 38%, compared to 32% for the average of our major competitors*.

     To further strengthen customer relationships, our staff focus on understanding customer goals and needs and providing the right products and services. To do this, they have been upgrading their qualifications. For instance, 90% of our branch managers now hold a financial planning designation, with the balance to complete their designations in 2005. To help customers achieve their savings goals, our highly successful ican Invest™ tool enables staff to efficiently establish an automated regular savings plan. This also helps us to generate deposit growth in a low-maintenance and cost-effective manner. In 2004, customers established more than 74,000 of these pre-authorized savings plans.

     Additional sales productivity and sales capacity improvements are regularly implemented to allow our sales force to spend more time with customers. For example, more than half our branches now

*	Source: Canadian Financial Monitor (CFM) IPSOS-Reid – 12 months to July 2004.

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> DOMESTIC BANKING

participate in a call redirect program. To date, this program has automatically directed 30% of calls to these branches to an interactive voice response system, freeing up staff time and improving productivity.

     We have used our increasing sales capacity to proactively manage our relationships with high-value and high-potential customers. These customers have been identified using our award-winning data warehouse based on strength of relationship and profitability. They are then assigned to our most qualified sales officers. We know that when we proactively manage these customer relationships, we generate significantly higher balance growth compared to other customers.

Provide innovative financial solutions based on customers’ needs. Our competitive products, customer focus, and sales and service philosophy have continued to produce significant growth in market share.

     For example, we continued to leverage the successful Money Master® High Interest Savings account by expanding the family of products to include Money Master for RSPs™ (RSPs and RIFs), and Money Master for business™. We now have almost one million customers taking advantage of these popular products, with balances growing by 85% in 2004.

Small business customers are integral to our strategies and priorities. Our focus is on both their personal and business needs, and we have a small business banker in each branch who is trained to understand the distinct needs of this important customer segment.

     We have increased our sales capacity and productivity to build stronger relationships with more customers. For example, we simplified the way these customers conduct their banking by further automating our business account opening process and simplifying forms so they can be completed in one visit. In addition, we successfully piloted a new automated loan application system called Scotiaworx, and are rolling it out nationally to all our branches.

     We have also focused on small business customer acquisition. In this regard, we will continue to leverage our strong professional association and alliance relationships, such as our successful relationships with the College of Family Physicians of Canada and the Canadian Federation of Independent Business, as sources of new small business customers.

     In 2005, we will continue with these priorities, increasing the capacity of our small business banker sales force, and introducing innovative solutions to help these customers become financially better off, both personally and in their businesses.

2005 Priorities

For 2005, our key strategies are to continue to retain and grow relationships by helping customers achieve their financial goals, and to focus on new customer acquisition.

     Efforts to support building deeper, more profitable relationships include:

•	Aligning our sales force with the customers who represent our best opportunities for growth;

•	Increasing sales capacity by implementing new technology, removing administration and streamlining processes; and

•	Increasing sales productivity through enhanced tools and metrics.

     For new customer acquisition, we will be reviewing our branch network to ensure we are optimally serving all our high-potential markets. We are also launching a new, fully integrated communication program to increase the propensity of consumers to consider Scotiabank for their next financial product purchase.

Wealth Management

Business Profile and Strategy

Wealth Management provides brokerage, private banking, investment management, estate and trust services, and mutual fund solutions to more than 700,000 clients, through an integrated team of professionals.

     Our strategy is to use the four cornerstone financial planning approach (investing, borrowing, banking and insurance) to meet the full financial needs of our more affluent clients. Wealth Management works closely with Retail Banking to leverage resources and maximize referrals.

Domestic Banking – vital statistics	2004	2003	2002
Staffing	19,785	20,221	20,564
Number of branches	957	964	984
Employee satisfaction index (%)	87	84	83
Household share of wallet (%)	38	37	37
Retail customer loyalty index vs peer group (%)*	34 vs 30	38 vs 30	34 vs 28

* Source: Synovate CSI

2004 Scotiabank Annual Report   21

> DOMESTIC BANKING

2004 Priorities

Client service delivery. ScotiaMcLeod is delivering industry-leading client service through the Client Commitment program, a major coaching, training and process improvement initiative aimed at defining core service standards and improving client satisfaction. According to recent client research, the results have been very positive, with a significant year-over-year increase in clients’ confidence in the investment strategy provided by advisors. In addition, more clients agreed that ScotiaMcLeod simplified their financial affairs, had a strong team of experts, and provided quality service.

     In ScotiaMcLeod Direct Investing (SMDI), we continued to improve the online client experience. Based on significant client input, we launched numerous enhancements, including registered account details, streaming quotes, news and charting, integrated trading functionality from research pages, and more. As a result of these enhancements, SMDI was recognized by the Watchfire GómezPro and Globe and Mail Report on Business online brokerage surveys, improving its ranking in both.

Sales growth. In Scotia Private Client Group, Scotiatrust launched Charitable Foundations and Gift Planning as a core business, creating a national centre of expertise. Scotia Cassels launched two new funds, a Corporate Bond Fund and a Cash Management Account, which gathered approximately $350 million and $100 million in assets, respectively.

     Our strategy of focusing on a balanced offering of core investment solutions aligned with customers’ long-term goals has driven sales of the Scotia Selected and Scotia Partners Portfolio series funds. Net sales in 2004 were over $600 million, the large majority of which came from the retail branches.

     ScotiaMcLeod’s focus on increasing recurring revenue has continued. Fee-based asset growth for 2004 increased 36%, and our fee-based assets under administration reached an all-time high. To help support this growth, a comprehensive suite of portfolios was launched. Summit Optimized Portfolios offer clients the convenience of professional portfolio management in a single account, and are the first multi-manager, multi-style portfolios of their kind to be offered in Canada.

Closer collaboration and integration with Retail Banking.

We continued to re-engineer the Wealth Management technology platform, leveraging the Bank’s existing infrastructure to improve personal computer performance and provide remote access. This provides greater flexibility for investment advisors, allowing them to be more productive, while reducing operating costs.

Wealth Management – Revenue by area

($ millions)	2004	2003	2002
Retail Brokerage	$523	$478	$440
Mutual Funds	116	109	109
Private Client Group	135	130	130
Other	23	34	48

Total revenue	$797	$751	$727

     ScotiaMcLeod financial planners received 140% more qualified referrals from their Scotiabank Group partners in 2004, resulting in more than $550 million in assets being transferred in. Referrals to Scotia Private Client Group from other parts of the Bank increased by 42%, resulting in $1.5 billion in assets being transferred in. At the same time, referrals from ScotiaMcLeod financial planners back to their Scotiabank Group partners increased by 155%, resulting in more than $322 million in new business.

2005 Priorities

•	We will continue to leverage Client Commitment as our delivery model for the affluent segment, with the next phase examining best practices for increasing sales in Private Banking, Insurance, Will and Estate Planning, Personal Trust and Investment Management services.

•	To increase sales of mutual fund and investment savings products, we will strengthen training and align incentives for sales officers in Retail Banking.

•	We are working with Retail Banking to define a financial planning strategy that will improve our capability to deliver and support financial planning across all client segments.

Commercial Banking

Business Profile and Strategy

Commercial Banking provides a full range of competitive products and customized solutions to mid-market and independent business clients. This includes specialization in real estate lending and automotive finance. As well, merchant banking services are provided through our subsidiary, RoyNat Capital.

     We are building deeper and more profitable client relationships by combining our strength in relationship manage-

Wealth Management – vital statistics	2004	2003	2002
Assets under administration (AUA) ($ million) (1)	96,931	87,615	80,705
Assets under management (AUM) ($ million) (1)	19,777	17,373	18,407
Number of investment executives (IE)	792	828	851
Assets per IE ($ millions)	63.0	55.0	44.0
Retail brokerage trading volumes (# of trades in thousands)	3,158	2,774	2,658
% increase in active discount brokerage accounts	7	4	26
Net fund sales (redemptions) ($ millions)	751	(512)	658
% of funds in top quartiles on basis of one-year return	37	69	51

(1)	As at September 30.

22    2004 Scotiabank Annual Report

> DOMESTIC BANKING

ment and customer service with complete financial solutions from our external and internal business partners.

2004 Priorities

Provide innovative, value-added products and services.

We established a Structured Finance group to deliver comprehensive financial solutions for complex transactions. The group successfully assisted bankers in executing transactions totaling $405 million in 2004, as a result of our ability to quickly evaluate the risks and unique characteristics of these financings.

     We have also increased our product offerings by successfully entering into new strategic referral partnerships to provide asset-based lending solutions, receivables factoring and fleet vehicle leasing and management services.

Focus on niche markets and segments with high returns.

We maintained our number one ranking in market share in commercial automotive finance and retail indirect lending. As well, for the second consecutive year, auto dealers rated Scotiabank number one among the major banks for satisfaction with dealership floorplan and wholesale lease financing, according to a leading independent research firm. Also, in a very competitive construction-lending environment, we remain a residential real estate market leader in Toronto and Vancouver, and have a strong presence in other markets across Canada.

Enhance sales and service processes. We increased sales capacity by creating our first Business Support Centre in Halifax to centralize administrative and day-to-day non-cash business banking functions, and provide specialized services. As well, the productivity of our account officers has been increased using enhanced customer financial data analytics and risk assessment capabilities.

2005 Priorities

•	We will continue to implement a new sales and support delivery structure, realigning staffing and re-engineering processes to improve efficiency and productivity.

•	We will further expand our presence in niche markets and segments such as agriculture, where we see a significant opportunity to generate lending and wealth management business from intergenerational farm transfers.

Electronic Banking

Business Profile and Strategy

The Electronic Banking division develops and delivers web-based electronic services and technology-enabled financial solutions to our personal and business customers.

     We are committed to maintaining our leadership position, particularly in developing and delivering innovative customer-centric electronic and business banking solutions, by increasing service penetration rates in key market segments through deposit acquisition and payment services.

2004 Priorities

Deliver innovative, customer-focused solutions. For our personal banking customers travelling to the United States, we launched our Cross-Border Debit Service, allowing them to pay by direct debit at nearly one million merchant locations.

     We successfully launched an online wire payments service that allows business customers to transfer funds globally from their own offices. New sales and improved service penetration resulted in growth of 9.4% across our commercial and corporate online banking and payment service customer base, including a 50% increase in wire payment service revenues. To provide further functionality, we are currently developing a complementary electronic funds transfer offering for launch in early 2005. As well, we are introducing a new Scotiabank Visa Business Card to provide a comprehensive travel and expense management solution for smaller enterprises, building on the success of our Commercial Card Expense Management program in Canada and the U.S.

Enhance customer service and expand our electronic sales capabilities. We redesigned our general customer service line to further improve our telephone banking service. The new 1-800-4Scotia has a simplified menu featuring voice recognition that lets customers simply speak to access the products or services they need. We also began using all of our ABMs to display customized messages.

     Sales capabilities were enhanced and we began to cross-sell accident and creditor insurance to inbound telephone banking and VISA callers, and we introduced sales of overdraft protection and business accounts. As well, our customers can now submit a full mortgage application online.

2005 Priorities

•	We aim to retain our market leadership in online banking, ABM messaging, and payments services through ongoing enhancements to our technology platforms.

•	We will pursue opportunities to leverage our international franchise, integrating our electronic sales and service delivery strategies for our cash management, trade finance and foreign exchange businesses.

Electronic Banking – vital statistics	2004	2003	2002
Number of ABMs	2,559	2,378	2,188
Number of ABM transactions	216,043,329	204,209,112	202,790,249
Number of Scotia OnLine users	1,448,852	1,163,739	906,601
Number of Scotia OnLine transactions	151,671,033	107,157,389	66,921,834
Number of TeleScotia transactions	34,711,680	36,521,809	35,738,191
Number of calls handled by call centres	41,102,087	36,590,894	34,461,217

2004 Scotiabank Annual Report   23

INTERNATIONAL BANKING

International Banking had an excellent year in 2004. The Caribbean, Central America and Mexico continue to achieve solid asset growth, in conjunction with further improvements in credit quality. Once again, these strong results were partially offset by the foreign currency translation effect of a strengthening Canadian dollar against the Mexican peso and most Caribbean currencies.

Over the past five years, our disciplined, proactive approach to acquisition opportunities has helped us to add to our existing franchises and expand into other high-growth markets. In fact, 37% of 2004 earnings came from acquisitions made since 1999. We have a dedicated mergers and acquisitions team that is constantly evaluating opportunities. During the year, we continued to focus on our investments in high-potential, Spanish-speaking markets. In Mexico, we further increased our ownership of Scotiabank Inverlat to 97%, and purchased a large portfolio of consumer auto loans. In El Salvador, we signed a memorandum of understanding to purchase Banco de Comercio, the country’s fourth-largest bank. In the Dominican Republic, we have successfully integrated the assets acquired from Banco Intercontinental S.A. and have already begun to see significant contributions from this investment.

Achievements

•	Recognized this year by a number of major publications as Best Bank in the Caribbean, Mexico and Dominican Republic, Best Rated Bank in Costa Rica, Best Multinational Company in Chile, Bank of the Year in Jamaica, along with four major first place awards for service quality in Mexico.

•	Scotiabank Inverlat maintained its leadership position among all Mexican banks in new mortgage and automobile lending growth.

•	Successfully integrated 39 Banco Intercontinental S.A. branches in Dominican Republic in less than five months.

Caribbean and Central America

Business Profile and Strategy

Operating in 24 countries with 259 branches and offices and a network of 535 ABMs, we provide over two million customers with a broad range of personal and commercial banking services.

     Our strategy is to achieve superior growth through improved sales and service productivity, to deepen customer relationships through increased cross-sell, and the expansion or introduction of complementary businesses. We will also continue our proactive and disciplined assessment of acquisition opportunities that accelerate growth in our high-potential, Spanish-speaking markets.

2004 Priorities

Accelerate organic growth by improving sales and service productivity and effectiveness. Using the experience gained in Canada, we conducted detailed time and activity measurement studies throughout the region, compared the results against our domestic sales organization benchmarks and developed action plans to improve performance gaps that were identified.

     Counselor, our new customer relationship management tool, was also fully implemented in our pilot location, Barbados, and is being rolled out across the region. This new tool simplifies and tracks individual sales officer activities and results and reduces paperwork, leaving staff with more time to proactively contact customers and manage relationships with them.

Introduce and expand complementary businesses. To deepen relationships with existing customers and acquire new customers, we continued to introduce and expand complementary businesses, such as mutual funds and insurance products. We launched a major insurance initiative in Trinidad and Tobago, where we have already surpassed our initial sales projections. Further, Scotiabank’s family of mutual funds was launched in Trinidad and Tobago, Cayman Islands and Jamaica.

Improve operational efficiency and sales capacity through automation and centralization. We continued our efforts to increase customer usage of cost-effective self-service channels, adding more than 150,000 new active users this year. To further increase usage, we introduced our Internet banking solution in nine countries to supplement our automated telephone banking capabilities. We also expanded our already extensive ABM network, adding 100 machines, a 23% increase from last year.

     Our re-engineering efforts expanded substantially in 2004 with a total of 14 countries now using a streamlined, web-based credit application and adjudication system for small business lending. More than 7,000 of our small business customers have benefited from the use of this new system.

     We also streamlined our credit card processing, replacing six different credit card processing platforms with a single new system for all of the Caribbean and Central America and Mexico. This system will achieve significant operational efficiencies and substantially improve product development and pricing capabilities.

24    2004 Scotiabank Annual Report

INTERNATIONAL BANKING

Use targeted acquisitions to accelerate growth. While organic expansion of our branch network continues in key growth markets such as Costa Rica, El Salvador, Trinidad and Tobago and Puerto Rico, proactive identification and disciplined assessment of potential acquisitions in these and other high-potential markets has been a key area of focus in 2004.

     We signed a memorandum of understanding to acquire Banco de Comercio in El Salvador, the country’s fourth-largest bank, with total assets of more than US$1 billion, 48 branches and 80 ABMs. Combined with our existing operations, our market share in El Salvador will exceed 17%.

     We also continued to apply our unique integration expertise in the Dominican Republic, and have successfully completed the integration of the acquired assets of Banco Intercontinental S.A.

2005 Priorities

•	Continue to refine sales and service processes, drawing from our experience in Canada.

•	Use shared services to optimize efficiencies and remove non-sales activities from branches.

•	Focus on opportunistic acquisition efforts in key countries.

•	Expand our insurance, mutual funds and private banking businesses.

Mexico

Business Profile and Strategy

Grupo Financiero Scotiabank Inverlat is one of the principal financial groups in Mexico, with 431 branches and offices and a network of 1,023 ABMs. It provides more than one million personal, commercial and corporate customers with a full range of banking products and services, along with select capital markets capabilities.

     Our strategy is to increase market share in Mexico’s rapidly growing retail and commercial segments through improvements to sales and service productivity and effectiveness, the expansion of our delivery network, and enhancements and additions to our product and service capabilities.

2004 Priorities

Increase ownership of Scotiabank Inverlat. Scotiabank completed the acquisition of a further 6% of the shares of Grupo Financiero Scotiabank Inverlat this year, bringing our total ownership to 97%.

Accelerate organic growth by improving sales and service productivity and effectiveness. In 2004, Inverlat continued to achieve strong results with growth in both lending and deposits. Once again, we led the market in acquiring new, high-potential retail customers through our automotive finance and residential mortgage lending efforts. The introduction of new mortgage products, and the combined efforts of our branch-based and expanded specialized sales forces, enabled us to achieve 28% market share in new bank-financed automotive lending and 27% share of new residential bank mortgages.

     Sales and service productivity improvements continued to be a key area of focus. As in Canada and the Caribbean, a detailed time and activity study was performed in Mexico to identify key areas for sales process and performance improvement. To enable these improvements, a new scheduling and contact management tool was introduced across the entire branch network that will create additional sales capacity and allow for better tracking of sales activities and results.

     Our ongoing expansion efforts continued this year, as we added 17 new branches and offices to our delivery network.

Expand complementary businesses. Scotiabank Inverlat continued to cement its leadership in Mexican capital markets. It has acted as lead arranger in several major syndicated loan transactions, including a US$2.4 billion syndication for Telmex, the largest loan syndication in Latin American history. Inverlat retained its first-place ranking in Mexican commercial paper and short-term debt issuance, and was awarded a prestigious mandate to lead Pemex’s first commercial paper issue in Mexico.

     Wealth management remains a key growth opportunity for Inverlat and has been a major focus in 2004. In order to provide our wealth management customers with the highest level of service, 16 of our wealth management units have been merged into branch operations to offer customers a fully integrated model that includes retail banking, retail brokerage and mutual funds.

Improve operational efficiency and sales capacity through automation and centralization. Inverlat achieved major milestones in its effort to leverage cost-effective alternate delivery channels, while at the same time providing customers with greater choice. By August of this year, Inverlat call centres had received more than one million calls. At the same time, Internet banking continues to expand rapidly. More than 1.5 million customer transactions are now being conducted via Internet banking each month.

     Credit processes have been substantially re-engineered and new technology introduced to improve customer service levels and reduce processing costs. The result of these efforts has been a dramatic improvement in our ability to provide retail credit approvals. Average approval times were reduced from two days in 2002 to approximately two hours in 2004.

     Implementation of the shared services platform continued throughout 2004, resulting in significant efficiency gains through the removal of a number of non-sales and service functions from branches.

2004 Scotiabank Annual Report   25

> INTERNATIONAL BANKING

2005 Priorities

•	Continue to refine sales and service processes and increase sales capacity.

•	Ongoing initiatives to remove non-sales and service functions from the branches through Shared Services and process re-engineering.

•	Maintain leadership position in customer satisfaction.

•	Continue to develop complementary businesses to acquire new customers and deepen existing relationships.

Other Latin America

Operating in four other countries with 59 branches and offices and a network of 102 ABMs, we provide personal, commercial and corporate banking services. Our operations in this region are concentrated in Chile with Scotiabank Sud Americano, as well as minority interests in Venezuela and Peru, and a representative office in Brazil. We also have a portfolio of emerging market securities.

     This year, in Chile, Scotiabank Sud Americano completed the implementation of a new core banking system. Scotiabank Sud Americano has also achieved significant mortgage growth, re-engineering mortgage processes to improve turnaround times, introducing innovative mortgage products and placing a greater focus on managing realtor and real estate developer relationships to acquire new business.

     In 2005, we will further expand our product offerings to take advantage of opportunities in the area of automobile finance.

Asia Pacific

Business Profile and Strategy

Operating in 11 Asian countries with 27 branches and offices, we primarily offer corporate and commercial products and services, including loans, trade finance, treasury, precious metals, foreign exchange, and project and transportation financing, as well as retail mortgage financing in selected countries.

     Our strategy is to increase market share and diversify our business mix by growing our trade finance business and continuing to explore high-potential markets. We are also focused on developing retail banking capabilities in high-growth markets such as India.

2004 Priorities

Expand complementary businesses. Our continued focus on growing revenues from bank-related trade finance business has been very successful, with this business growing by more than 40% in 2004. We also made significant gains in the precious metals business, increasing our presence in China in partnership with Scotia Capital.

Develop or acquire retail banking capabilities in high-growth markets. Leveraging our international expertise in retail mortgage financing and collections, we have introduced new technology, processes and sales focus to our Malaysian mortgage business, where we continue to experience strong growth.

     Our efforts to acquire retail banking franchises in India and other markets continued in 2004. As well, we are exploring other joint venture or partnership opportunities. We are using our extensive Asian network to ensure that we are known in select markets as a potential strategic investor.

Expand network. We obtained approval from the China Banking Regulatory Commission to open a representative office in Shanghai, China. This extends our reach into the eastern region of the country and builds upon what is already the largest network of all the Canadian banks in mainland China.

     We also finalized our investment in Xi’an City Commercial Bank, giving us further leverage in the rapidly growing Chinese market.

2005 Priorities

•	Continue to seek expansion opportunities in key growth markets such as India, Malaysia and China.

•	Accelerate growth of Asian capital markets business by leveraging Scotia Capital’s global capabilities, scale and expertise.

•	Continue efforts to diversify income through trade finance, foreign exchange and treasury businesses.

International Banking - vital statistics(1)	2004	2003	2002
Staffing	16,062	15,992	15,740
Number of branches and offices	773	738	722
Number of ABMs	1,655	1,540	1,504

(1)	Excludes affiliates

26   2004 Scotiabank Annual Report

SCOTIA CAPITAL

Scotia Capital had record results in 2004, driven primarily by lower loan losses. The performances of our Canadian-based capital markets and lending businesses, and our Global Trading division, were very strong. In the United States, credit quality continued to improve, but weak loan demand and the emergence of new lending competitors limited our growth.

Our primary objective is to consistently deliver a good return on shareholder capital. Our strategy to meet this objective is to limit credit losses by maintaining high asset quality in the loan portfolio and developing deeper, more profitable relationships with our clients using capital-efficient products.

     A second objective is to produce sustainable revenue growth in what is a mature and highly competitive business. This objective has become increasingly more challenging as a result of disintermediation in the corporate lending business by non-bank providers of credit such as hedge funds, collateralized loan obligations (CLOs), insurance companies and debt capital markets. Our strategy to meet this growth objective is to build new, capital-efficient businesses, such as structured derivatives. We will target new client segments and tailor innovative products to meet their needs. We will also deepen our product delivery capabilities in the NAFTA region in order to attract new clients and maximize cross-sell to all clients.

Achievements

•	Scotia Capital was named Best Investment Bank in Canada for 2004 by Global Finance.

•	ScotiaMocatta, Scotia Capital’s precious metals division, is the new Chairman of the London Gold Fixing, marking the first time a non-British bank has held the Chair in its 85-year history.

•	In Canadian lending, Scotia Capital was the number one agent/co-agent for the 12-month period ending October 31, 2004, according to Loan Pricing Corporation.

Canada

Business Profile and Strategy

     We are a full-service wholesale bank serving corporate, government and investor clients in eight selected industries. The Canadian Relationship Management unit manages our highest-value, multi-product clients. Product specialists in Canadian Capital Structuring target a top three ranking in all products and services that we offer, including corporate lending, equity underwriting, institutional equity sales, trading and research, and mergers & acquisition advisory services. Our objective is to build deeper and more profitable relationships with all clients.

2004 Priorities

Maintain high asset quality. Initiatives were implemented with the objective of improving credit quality. Lending professionals completed a comprehensive training program to reinforce and upgrade existing skills, including the management of potential problem accounts.

     The credit adjudication process was restructured to bring the deepest and most experienced credit skills to the evaluation of potential risks. The industry analysis process now focuses on key risk factors and lending limits, and all industries to which Scotia Capital has significant exposure were subjected to a thorough analysis in 2004.

Develop new businesses and products. Several new products were introduced or extended, including structured preferred shares and portfolio trading. All these products contributed to increased revenues and an expanded client base.

Client Transactions

•	Advised Manulife Financial Corporation on its $15 billion acquisition of John Hancock Financial Services Inc.

•	Acted as the exclusive financial advisor to Allstream Inc. on its $1.7 billion sale to Manitoba Telecom Services Inc.

•	Exclusive financial advisor on the $364 million privatization of Cara Operations Limited. We also underwrote a $525 million credit commitment to complete the transaction.

•	Lead arranger for a $330 million senior secured facility that assisted Vincor International Inc. with the acquisition of Western Wines Inc, a U.K.-based winery. We were also awarded the lead hedge advisor role in the facility.

2005 Priorities

•	Continue to maintain high asset quality by adhering to stringent lending guidelines, following enhanced risk management processes and gaining faster access to MIS for decision making.

•	Generate incremental revenue from new products, such as return of capital preferred shares.

United States

Business Profile and Strategy

We continue to be a top 15 lender in the U.S. syndicated lending market, with increasing emphasis on cross-selling select capital markets products, such as fixed income, derivatives and foreign exchange to a focused group of core clients in nine industries.

2004 Scotiabank Annual Report   27

SCOTIA CAPITAL

2004 Priorities

Reducing loan losses and improving credit quality. As in Canada, we implemented initiatives to improve credit quality. The addition of a local loan portfolio management group and new MIS tools supported and improved our credit decision making. We also took actions to reduce non-performing loans, including loan sales of $630 million in 2004. The large majority of the U.S. loan portfolio is investment grade.

     In 2001, we identified a portfolio of more than 350 low-return accounts, with plans to exit those accounts by the end of 2005. During 2004, we completed the exit of those accounts, more than one year ahead of schedule.

Selective addition of new clients. We began to grow the portfolio by selectively adding clients that met our return hurdles and which offered excellent opportunity for cross-sell. The number of core clients grew by about 10% in 2004, including both investment grade and non-investment grade clients.

Client Transactions

•	Won the Thompson Financial - Project Finance International “Power Deal of the Year” and the Euromoney “Power Portfolio Deal of the Year” awards for our role in financing FPL Energy Construction Funding.

•	Administrative agent and arranger of US$1.25 billion in credit facilities for Las Vegas Sands Inc.

2005 Priorities

•	Increase cross-sell of non-lending products by enhancing the skill set of our professionals and identifying new clients we can serve profitably across the NAFTA region.

•	Respond to the impact of new non-bank lending competitors by developing credit products for investor clients, launching collateralized debt obligations (CDOs) which earn management fees along with equity returns from our investment, and using loan substitutes, such as credit default swaps.

•	Utilize business development funds to assist in the early development of client relationships.

Global Trading

Business Profile and Strategy

We develop and market capital-efficient products such as derivatives, fixed income, foreign exchange and, through ScotiaMocatta, precious metals. We focus on marketing derivatives and foreign exchange to corporate clients, while expanding business with government and investor clients in the NAFTA region, with an opportunistic approach to Europe and Asia.

2004 Priorities

Grow the client base. The capital markets group, which markets fixed income and derivative products, established more than 130 new client relationships in Canada and the U.S., with a focus on growing the investor client base.

Expand product offerings. We expanded our product lineup, building a deeper U.S. fixed income capability, and developing unique, high-margin structured derivative products. We also opened a peso derivatives trading desk in Mexico.

Reduce costs. Consolidation of back-office operations across New York, London and Toronto achieved sizeable cost savings. Additional efficiencies were created through centralization of the Europe derivative products group to Dublin from London.

Client Transactions

•	Joint bookrunner of a US$350 million high-yield bond offering which funded Alimentation Couche-Tard Inc.’s $1.1 billion acquisition of Circle K stores.

•	Acted as the co-lead agent and co-bookrunner for the Yellow Pages Income Fund’s $750 million medium-term note issue.

•	Awarded the co-lead arranger and co-bookrunner roles in Intrawest Corporation’s cross-border high-yield senior notes issue, of which $125 million was placed in Canada and US$225 million was placed in the U.S.

2005 Priorities

•	Continue to focus on developing high-margin products such as credit derivatives, and target high-margin segments such as investor clients. We will also look for opportunities in developing markets in Latin America and Asia.

•	Realize efficiencies through the continued review and consolidation of front and back office functions.

Europe

We are a niche competitor in the syndicated lending market, cross-selling selected capital markets products to a core group of clients in five industry groups, using the same stringent lending guidelines implemented in North America. We only compete with European lenders in those targeted industry groups. Revenue growth and higher return on equity will come from enhanced secondary loan trading, cross-selling non-lending products and using business development funds to invest in client relationships.

Latin America and Asia

Scotia Capital and Scotiabank operate wholesale businesses in various Latin American and Asian markets. In order to optimize the delivery of product capabilities to clients, we are developing plans for the greater alignment of these businesses with Scotia Capital. The first step is development of a NAFTA wholesale banking platform, including Scotia Capital in Canada and the United States, and Scotiabank Inverlat’s Mexican wholesale banking business.

Scotia Capital - vital statistics	2004	2003	2002
Staffing	1,309	1,340	1,447
Core corporate clients	1,446	1,494	1,426
Average products per client	2.2	2.2	2.0

28   2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

30     Forward-Looking Statements
31     Financial Highlights

Overview
32     Performance vs. Target
33     Financial Results
33     Non-GAAP Measures
33     Strong Shareholder Returns
33     Impact of Foreign Currency Translation

Group Financial Performance
34     Net Income
34     Total Revenue
34     Net Interest Income
36     Other Income
38     Non-Interest Expenses
38     Taxes
38     Non-Controlling Interest
40     Credit Quality
42     Fourth Quarter Results
42     Summary of Quarterly Results

Group Financial Condition
43     Assets and Liabilities
44     Capital Management
47     Off-Balance Sheet Arrangements
48     Financial Instruments

Business Lines
49     Overview
50     Domestic Banking
51     International Banking
52     Scotia Capital
53     Other

Risk Management
54     Overview
54     Credit Risk
57     Market Risk
60     Liquidity Risk
62     Operational Risk
63     Reputational Risk
63     Environmental Risk

Controls and Accounting Policies
64     Controls and Procedures
64     Summary of Critical Accounting Estimates
67     Change in Accounting Policies
67     Related Party Transactions

Supplementary Data
68     Credit Risk
73     Capital
74     Other Information
76     11-Year Statistical Information

2004 Scotiabank Annual Report 29

>MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-Looking Statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

[December 17, 2004]

30     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

>FINANCIAL HIGHLIGHTS

As at and for the years ended October 31	2004	2003	2002(1)	2001	2000
Operating results ($ millions)
Net interest income (TEB (2))	6,139	6,428	6,943	6,430	5,393
Total revenue (TEB(2))	10,459	10,443	10,885	10,501	9,058
Provision for credit losses	390	893	2,029	1,425	765
Non-interest expenses	5,862	5,731	5,974	5,662	5,119
Provision for income taxes (TEB (2))	1,067	1,062	869	1,106	1,184
Net income	2,931	2,477	1,797	2,169	1,926
Net income available to common shareholders	2,892	2,406	1,692	2,061	1,818

Operating performance
Basic earnings per share(3) ($)	2.87	2.38	1.68	2.06	1.83
Diluted earnings per share(3) ($)	2.82	2.34	1.65	2.02	1.81
Return on equity (%)	19.9	17.6	13.0	17.3	17.6
Productivity ratio (%)(TEB (2))	56.0	54.9	54.9	53.9	56.5
Net interest margin on total average assets(%)(TEB(2))	2.16	2.23	2.34	2.37	2.26

Balance sheet information ($ millions)
Cash and securities	75,928	83,773	76,467	73,444	60,130
Loans and acceptances	178,854	178,478	194,070	184,733	175,710
Total assets	279,212	285,892	296,380	284,425	253,171
Deposits	195,196	192,672	195,618	186,195	173,900
Preferred shares	550	800	1,275	1,775	1,775
Common shareholders’ equity	14,685	13,814	13,502	12,833	11,200
Assets under administration	156,800	161,974	144,433	153,110	156,668
Assets under management	21,225	19,964	21,472	21,942	18,797

Capital measures (%)
Tier 1 capital ratio	11.5	10.8	9.9	9.3	8.6
Total capital ratio	13.9	13.2	12.7	13.0	12.2
Common equity to risk-weighted assets	9.9	9.2	8.6	8.1	7.3
Tangible common equity to risk-weighted assets(4)	9.7	8.9	8.3	7.8	7.0
Risk-weighted assets ($ millions)	150,549	154,523	165,417	164,755	156,112

Credit quality
Net impaired loans after specific allowance(5) ($ millions)	879	1,522	2,095	1,734	1,239
General allowance for credit losses ($ millions)	1,375	1,475	1,475	1,475	1,300
Net impaired loans as a % of loans and acceptances(5)	0.49	0.85	1.08	0.94	0.71
Specific provision for credit losses as a % of average loans and acceptances	0.27	0.48	1.05	0.68	0.46

Common share information
Share price(3) ($)
High	40.00	33.70	28.10	25.25	22.83
Low	31.08	22.28	21.01	18.65	13.03
Close	39.60	32.74	22.94	21.93	21.75
Shares outstanding (3) (millions)
Average – Basic	1,010	1,010	1,009	1,001	991
Average – Diluted	1,026	1,026	1,026	1,018	1,003
End of period	1,009	1,011	1,008	1,008	996
Dividends per share (3) ($)	1.10	0.84	0.73	0.62	0.50
Dividend yield (%)	3.1	3.0	3.0	2.8	2.8
Dividend payout ratio(6) (%)	38.4	35.3	43.2	30.1	27.3
Market capitalization ($ millions)	39,937	33,085	23,129	22,091	21,661
Book value per common share (3) ($)	14.56	13.67	13.39	12.74	11.25
Market value to book value multiple	2.7	2.4	1.7	1.7	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.8	13.7	10.6	11.9

Other information
Employees	43,928	43,986	44,633	46,804	40,946
Branches and offices	1,871	1,850	1,847	2,005	1,695

(1)	In 2002, the Bank incurred a loss of $540 million (after tax) following the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. This reduced earnings per share by $0.53 and return on equity by 360 basis points.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(4)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2004 Scotiabank Annual Report     31

> MANAGEMENT’S DISCUSSION & ANALYSIS

     > OVERVIEW

PERFORMANCE VS. TARGET	2004		2005
	Target	Performance	Target
Return on Equity (ROE)

Earn a return on equity of:	16-19%	19.9%	17-20%

ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

Earnings per Share (EPS)

Generate growth in earnings per common share of:	10-15%	20.5%	5-10%

EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding.

Productivity

Maintain a productivity ratio of:	Below 58%	56.0%	Below 58%

The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity.

Tier 1 Capital

The Tier 1 capital ratio is a measure of the Bank’s overall strength. It is calculated by dividing Tier 1 capital by risk-weighted assets.	Maintain strong capital ratios	11.5%	Maintain strong capital ratios

32     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Results

Scotiabank had an excellent year in 2004, exceeding all of its financial targets. We succeeded in earning through the substantial negative effect of foreign currency translation, as the Canadian dollar appreciated against virtually all currencies.

     Net income was a record $2,931 million, a substantial increase of $454 million or 18% over last year. Earnings per share (diluted) was $2.82, up from $2.34 in 2003. Return on equity was very strong at 19.9%.

     Credit quality in the corporate loan portfolio improved significantly, leading to a $503 million decline in the total provision for credit losses.

     Total revenues were virtually unchanged from last year, including the effect of foreign currency translation. Net interest income fell 4%, as the negative effect of foreign currency translation, a reduction in corporate loan volumes and a slight compression in the overall margin more than offset extremely robust retail loan growth. Non-interest revenues rose 8%, as securities gains and strong growth in retail fees and commissions more than offset declines in credit fees and investment banking and trading revenues.

     Expenses rose 2% over last year. The growth was tempered by the effect of foreign currency translation. Most of the increase was related to growth in business volumes, as well as higher performance and stock-based compensation. Our overall productivity ratio remained the best in the industry at 56.0%, but deteriorated slightly from last year due to more modest revenue growth.

     Our overall tax rate fell as Canadian corporate tax rates declined, and we earned more tax-exempt dividend income.

     We continue to generate significant capital from operations, and our Tier 1 capital ratio, at 11.5%, remains among the highest of the major Canadian banks. More important, our tangible common equity ratio was up 80 basis points to 9.7%, the strongest of the major Canadian banks.

Non-GAAP Measures

     The Bank, like many banks, analyzes revenues, net interest margin, and the productivity ratio, on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures, and may not be the same as measures presented by other companies. The amount of the taxable equivalent adjustment was $274 million in 2004, compared to $278 million last year.

Strong Shareholder Returns

Scotiabank shareholders continued to benefit from our strong financial performance. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 25% in 2004. This was the tenth consecutive year of positive shareholder returns, the best record among Canada’s major banks.

This performance, a result of our continued focus on generating sustainable earnings growth, continues to drive long-term shareholder returns. The compound annual return to shareholders averaged 22% over the past five years and 23% over the past 10 years. We continue to substantially outperform the S&P/TSX Composite Index.

For the financial years (%)	2004	2003	2002	2001	2000
Annual return	24.7	46.8	7.8	3.7	33.3
Five-year return (annualized)	22.2	18.6	11.1	18.9	28.4

     Shareholders received two dividend increases in 2004. As a result, dividends per share rose year over year by 31% to $1.10. The Bank also declared a stock dividend to effect a two-for-one split of our common shares.

Impact of Foreign Currency Translation

Foreign currency translation had a significant negative effect on the Bank’s earnings in 2004. This arose from the ongoing strengthening of the Canadian dollar by 9% versus the U.S. dollar, 17% versus the Mexican peso and against many other currencies in which the Bank conducts its business.

     Changes in the average exchange rates between 2003 and 2004 affected 2004 net income as follows:

Average exchange rate	2004	2003
U.S. dollar/Canadian dollar	0.7586	0.6936
Mexican peso/Canadian dollar	8.5968	7.3388

Impact on income ($ millions)	2004 vs. 2003
Net interest income	$(321)
Other income	(212)
Non-interest expenses	227
Other items (net of tax)	96
Net income	$(210)

     The above-noted impact on net income was moderated somewhat by actions taken by management.

2004 Scotiabank Annual Report     33

>MANAGEMENT’S DISCUSSION & ANALYSIS

     >GROUP FINANCIAL PERFORMANCE

Net Income

Scotiabank had another record year in 2004, with net income of $2,931 million, a substantial increase of $454 million or 18% over 2003. The increase was driven by significantly lower credit losses and higher securities gains, as well as business growth in several areas. These were partly offset by a narrower margin, declining volumes in corporate lending and the negative impact of foreign currency translation as noted on the previous page.

Total Revenue

Total revenues (on a taxable equivalent basis) were $10,459 million in 2004, which was up marginally from the prior year. Contributing to the growth were higher results in the Bank’s domestic operations as well as an increase in securities gains, along with higher local currency results in International Banking, particularly in Mexico and several countries in the Caribbean. These were offset by the negative effect of foreign currency translation, lower corporate loan balances and credit fees and a decline in the net interest margin. Overall, total underlying revenue in the Bank grew by 5%. There was also a negative impact from the implementation this year of the new accounting standard for hedging relationships (AcG 13). Under this standard, derivatives that do not meet specific criteria for designation as hedges are marked to market, and gains or losses are taken into income in the current year.

Net Interest Income

Net interest income (on a taxable equivalent basis) was $6,139 million in 2004, down $289 million from last year, due primarily to the effect of foreign currency translation. Underlying net interest income rose by $32 million.

     The Bank’s net interest margin (net interest income as a percentage of average assets) was 2.16% in 2004, a decrease of seven basis points from the previous year. This was largely due to a decline in the Canadian currency margin.

     Canadian currency net interest income was $3,684 million in 2004, a decrease of $36 million from the prior year. The effect of an 8% increase in average assets was more than offset by a compression in the net interest margin. The narrower margin was largely the result of low interest rates during the year and competitive pressures, particularly in retail mortgages.

     Foreign currency net interest income was $2,455 million this year, $253 million below 2003, due entirely to the effect of foreign currency translation. Local currency net interest income rose by $68 million or 3%, largely from strong growth in International Banking, particularly the Caribbean and Scotia-bank Inverlat in Mexico. This was partly offset by a decline in net interest income from the Bank’s corporate business in the U.S. and Europe, where asset levels continued to fall.

Outlook

Canadian currency net interest income is expected to increase next year, mainly from asset growth. On the foreign currency side, it is expected that the stronger Canadian dollar will continue to have a negative foreign currency translation impact. However, underlying local currency growth is expected in most of the Bank’s international operations, and in Scotia Capital’s U.S. operations.

34     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 1 Average balance sheet and interest margin(1)

	2004		2003
Taxable equivalent basis (2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate
Assets
Deposits with banks	$16.8	2.62%	$16.2	2.72%
Securities	63.4	4.63	58.3	5.38
Loans:
Residential mortgages	64.5	5.39	57.9	5.93
Personal and credit cards	28.0	7.38	24.5	8.09
Business and governments	57.9	5.07	67.3	5.44
Securities purchased under resale agreements	20.2	2.94	27.8	3.13

	170.6	5.32	177.5	5.60

Total earning assets	250.8	4.96	252.0	5.37
Customers’ liability under acceptances	7.1	–	8.0	–
Other assets	26.1	–	28.5	–

Total assets	$284.0	4.38%	$288.5	4.69%

Liabilities and shareholders’ equity
Deposits:
Personal	$78.0	2.66%	$75.9	2.93%
Business and governments	94.5	2.46	89.3	2.88
Banks	23.7	1.65	25.2	1.70

	196.2	2.44	190.4	2.74

Obligations related to securities sold under repurchase agreements	23.4	3.27	30.8	3.54
Subordinated debentures	2.7	4.20	3.2	4.35
Other interest-bearing liabilities	14.6	4.43	15.5	4.17

Total interest-bearing liabilities	236.9	2.66	239.9	2.96
Other liabilities including acceptances	32.0	–	33.9	–
Shareholders’ equity	15.1	–	14.7	–

Total liabilities and equity	$284.0	2.22%	$288.5	2.46%

Net interest margin		2.16%		2.23%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 33.

Table 2 Volume/rate analysis of changes in net interest income

	2004 versus 2003		2003 versus 2002
	Increase (decrease) due to change in:		Increase (decrease) due to change in:
Taxable equivalent basis (1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change
Net interest income
Assets	$(212)	$(861)	$(1,073)	$(411)	$(701)	$(1,112)
Liabilities and shareholders’ equity	111	673	784	216	381	597

Total	$(101)	$(188)	$(289)	$(195)	$(320)	$(515)

(1) Refer to the non-GAAP measures on page 33.

2004 Scotiabank Annual Report     35

>MANAGEMENT’S DISCUSSION & ANALYSIS

Other Income

Other income was $4,320 million in 2004, an increase of $305 million or 8% from 2003, despite a reduction of $212 million from foreign currency translation. The underlying year-over-year increase in other income was substantially higher at 13%.

     Card revenues of $231 million rose by 13% in 2004. Excluding the 2004 reclassification of ScotiaGold benefits to operating expenses, the sale of Inverlat’s point of sale business and the effect of foreign currency translation, card revenues increased by 21%. This reflected the maturity of certain credit card securitizations, growth in transaction volumes and expansion of the commercial card program.

     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, were $53 million or 9% higher than 2003. This growth arose from pricing changes, volume growth and new initiatives, such as the ABM alliance with Shell Canada. Partly mitigating this growth was the effect of foreign currency translation on revenues in International Banking.

     Mutual fund fees increased by $10 million or 6% in 2004, in line with the growth in our mutual fund assets in Canada.

     Revenues from investment management, brokerage and trust services were $504 million, an increase of $49 million or 11% from last year. This was entirely from higher commissions in both full-service retail brokerage and direct investing, as an improvement in equity markets resulted in higher client trading activity, particularly in the first half of the year.

     Credit fees declined by $101 million or 15% to $583 million in 2004. About one quarter of the decrease was due to the effect of foreign currency translation on U.S. dollar fees. The balance of the decline was a result of lower loan utilization, reflecting weak market demand for corporate loans, particularly in the U.S. and Europe.

     Trading revenues of $476 million were $25 million below last year, largely from the negative effect of foreign currency translation. Record results were achieved in precious metals and foreign exchange trading, while revenues declined in fixed income, reflecting challenging bond market conditions.

     Investment banking revenues were $648 million in 2004, a decrease of $25 million from last year. Underwriting revenues were slightly lower than last year’s record results, as markets for new issues remained buoyant, and institutional brokerage commissions rose 13%. As well, option premiums, which were reported in investment banking in 2003, are reported in net gain on investment securities in 2004.

     Net gain on the sale of investment securities increased a substantial $318 million to $477 million in 2004, primarily from higher gains on the sale of equities and strong returns on private equity fund investments. Equity gains included a $125 million pre-tax gain on the sale of one-third of the Bank’s investment holding in Shinsei Bank in Japan.

     Securitization revenues fell by $29 million during the year, largely from the maturity of certain credit card, mortgage and revolving credit securitizations. The decline in this category was offset by increases in other fee-based revenues and net interest income. Miscellaneous revenues reported in “other” were up modestly from 2003.

Outlook

     We expect growth in most revenue categories in 2005, except in gains on investment securities, where the exceptional revenues earned in 2004 are not expected to be repeated. As well, the ongoing appreciation of the Canadian dollar is anticipated to continue to mitigate year-over-year growth.

36      2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 3 Other income

							2004
							versus
For the fiscal years ($ millions)	2004	2003	2002		2001	2000	2003
Card revenues	$231	$204	$280		$211	$116	13%
Deposit and payment services
Deposit services	536	479	445		456	433	12
Other payment services	110	114	111		105	75	(3)

	646	593	556		561	508	9

Mutual funds	171	161	174		161	131	6
Investment management, brokerage and trust
Retail brokerage	335	280	304		317	389	20
Investment management and custody	53	53	32		33	85	–
Personal and corporate trust	116	122	137		127	128	(5)

	504	455	473		477	602	11

Credit fees
Commitment and other credit fees	477	565	540		504	512	(16)
Acceptance fees	106	119	131		136	120	(11)

	583	684	671		640	632	(15)

Trading revenues	476	501	439	(1)	447	326	(5)
Investment banking
Underwriting fees and other commissions	477	472	405		352	278	1
Foreign exchange and other	171	201	187		246	152	(15)

	648	673	592		598	430	(4)

Net gain on investment securities	477	159	179	(1)	217	358	100+
Securitization revenues	111	140	162		220	206	(21)
Other	473	445	317	(1)	447	274	6

Total before the undernoted	4,320	4,015	3,843		3,979	3,583	8
Gains on sale of businesses	–	–	99		92	82	–

Total other income	$4,320	$4,015	$3,942		$4,071	$3,665	8%

Percentage increase (decrease) over previous year	8%	2%	(3)%		11%	15%

(1) The following items were affected by Argentine charges – trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.

Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Reported in other income
Securities trading	$40	$78	$(36)	$92	$108
Foreign exchange and precious metals trading	306	281	257	216	148
Derivative and other trading	130	142	218	139	70

	476	501	439	447	326
Reported in net interest income	287	301	337	190	126

Total trading revenue	$763	$802	$776	$637	$452

% of total revenues (net interest income plus other income)	7.3%	7.7%	7.1%	6.1%	5.0%

2004 Scotiabank Annual Report     37

> MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Non-interest expenses were $5,862 million in 2004, an increase of $131 million or 2% from last year, which was moderated by the effect of foreign currency translation. Underlying expenses grew by 6% over 2003.

     Salaries and employee benefits rose 3% during the year, tempered by the effect of foreign currency translation. Underlying growth was 6%, with several factors contributing to this increase, including normal growth in employee salaries and an increase in stock-based compensation following the 21% increase in the Bank’s share price during the year. This was partly offset by hedging activity. As well, there was higher performance-based compensation in Scotia Capital and full-service retail brokerage. Pensions and other employee benefits were also up over last year, primarily due to the effect of higher benefit obligations resulting from a decline in interest rates.

     Premises and technology expenses fell by $17 million or 1%. However, excluding the effect of foreign exchange translation, and the impact of implementing a new accounting standard for the capitalization of software development costs this year, expenses rose by 5%. The largest contributor to this growth was the full impact of outsourcing the Bank’s cheque processing operations to Symcor in 2003. These outsourcing expenses are now reported in technology spending rather than in various other categories, such as salary expenses. As well, the Bank continued to make investments in new systems in each of the three business lines — Domestic Banking, Scotia Capital and International Banking.

     In 2004, mortgage appraisal and acquisition costs were up $23 million or 28%, in line with higher mortgage volumes. There were smaller increases in other expense categories, mainly due to increased advertising to support business growth, more training, higher professional fees and the 2004 reclassification of ScotiaGold benefits to operating expenses from other income.

     Our productivity ratio — a measure of efficiency in the banking industry — was 56.0% for the year and remained better than our target of 58%.

Outlook

Given the moderate growth in revenues expected in 2005, our focus on cost control will be a continuing priority. While some growth in operating expenses is likely, our productivity ratio is expected to remain below our target of 58%.

Taxes

The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes.

     In 2004, the provision for income taxes and other taxes amounted to $1.5 billion, in line with the prior year.

     The provision for income taxes was virtually unchanged, in spite of higher pre-tax income. This was due to a 1.2% reduction in Canadian federal and provincial tax rates, and an increase in tax-exempt dividend income. As well, Scotiabank Inverlat benefited from the utilization of previously unrecognized tax loss carryforwards. As a result, the Bank’s overall effective tax rate for the year was 20.1%, down from 22.2% last year.

     Indirect taxes, which include payroll taxes, capital taxes, business taxes, deposit insurance premiums and other smaller items, amounted to $402 million in 2004, up marginally from last year.

Outlook

In 2005, the Bank’s effective tax rate should remain in the range of 20 to 25%, though it may vary on a quarterly basis.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $209 million, a decline of $71 million from 2003, due mainly to the increase in the Bank’s ownership of Scotiabank Inverlat to 97% during the year. This reduction was partly offset by the impact of the issuance of the Scotiabank Trust Securities (“Scotia BaTS”) on February 13, 2003. As these Scotia BaTS represent Tier 1 regulatory capital, the Bank was able to redeem certain preferred shares last year. Accordingly, the increase in costs related to the Scotia BaTS was entirely offset by lower preferred share dividends.

38     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 5 Non-interest expenses and productivity

						2004
						versus
For the fiscal years ($ millions)	2004	2003	2002	2001	2000	2003
Salaries and employee benefits
Salaries	$2,924	$2,921	$2,925	$2,856	$2,594	–%
Pensions and other employee benefits	528	440	419	364	350	20

	3,452	3,361	3,344	3,220	2,944	3

Premises and technology
Net premises rent	170	180	192	200	179	(6)
Premises repairs and maintenance	46	44	53	49	39	5
Property taxes	58	56	57	59	55	4
Computer equipment, software and data processing	509	498	456	404	309	2
Depreciation	189	208	243	243	267	(9)
Other premises costs	167	170	182	178	146	(2)

	1,139	1,156	1,183	1,133	995	(1)

Communications
Telecommunications	63	68	74	75	62	(7)
Stationery, postage and courier	185	183	207	210	190	1

	248	251	281	285	252	(1)

Advertising and business development
Advertising and promotion	113	103	105	118	90	10
Travel and business development	97	96	103	99	86	1

	210	199	208	217	176	6

Professional	163	141	136	157	150	15
Business and capital taxes
Business taxes	89	90	118	121	83	(1)
Capital taxes	53	54	50	87	93	(2)

	142	144	168	208	176	(1)

Other
Employee training	43	37	42	43	34	15
Amortization of goodwill and other intangibles	27	29	28	52	28	(6)
Other	438	382	347	347	398	15

	508	448	417	442	460	13

Total before the undernoted	5,862	5,700	5,737	5,662	5,153	3
Loss on disposal of subsidiary operations(1)	–	31	237	–	–	(100)
Restructuring provisions following acquisitions	–	–	–	–	(34)	–

Total non-interest expenses	$5,862	$5,731	$5,974	$5,662	$5,119	2%

Productivity ratio (TEB)(2)	56.0%	54.9%	54.9%	53.9%	56.5%

(1)	Refer to Note 23 on page 119.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

Table 6 Taxes

						2004
						versus
For the fiscal years ($ millions)	2004	2003	2002	2001	2000	2003
Income taxes
Provision for income taxes(1)	$793	$784	$601	$876	$990	1%
Taxable equivalent adjustment(2)	274	278	268	230	194	(1)

Provision for income taxes (TEB)(2)	1,067	1,062	869	1,106	1,184	–
Other taxes
Payroll taxes	139	139	149	149	146	–
Business and capital taxes	142	144	168	208	176	(1)
Goods and services and other	121	110	114	110	107	11

Total other taxes	402	393	431	467	429	2

Total taxes(3)	$1,469	$1,455	$1,300	$1,573	$1,613	1%

(1)	Includes provision for (recovery of) income tax related to Argentine charges of nil (2003 – $3; 2002 – $(254); 2001 – $(38)). Refer to Note 23 on page 119.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Comprised of $917 of Canadian taxes (2003 – $960; 2002 – $818; 2001 – $1,043; 2000 – $1,175) and $552 of foreign taxes (2003 – $495; 2002 – $482; 2001 – $530; 2000 – $438).

2004 Scotiabank Annual Report     39

>MANAGEMENT’S DISCUSSION & ANALYSIS

Credit Quality

Impaired loans

Net impaired loans after deducting only the specific allowance for credit losses were $879 million at October 31, 2004, a significant improvement of $643 million from a year ago, of which $74 million was due to the effect of foreign currency translation. After also deducting the general allowance for credit losses, net impaired loans were $(496) million compared to $47 million last year. The largest decline was in Scotia Capital, reflecting better credit conditions in the U.S., Canadian and European loan portfolios. There were also improvements in the commercial portfolio in Canada, and in International, partly due to the effect of foreign currency translation.

     As shown in the chart at the right, net impaired loans as a percentage of loans and acceptances were 0.49% at October 31, 2004, much lower than 0.85% a year ago.

     In Canada, gross impaired loans in Domestic Banking fell modestly, as the Bank took action on a number of loans in the commercial portfolio.

     In International Banking, the portfolio remained in good condition. Gross impaired loans declined by $319 million. Of this decline, $238 million was in Latin America, reflecting a lower level of problem loans in Mexico, Chile and El Salvador. In Mexico, part of the decline came from a 2004 change in the classification criteria for residential mortgages.

     Most notably, gross impaired loans in Scotia Capital’s U.S. portfolio fell by $383 million to $701 million. Large declines were also evident in Europe, where balances declined by $174 million to $212 million, and in Canada, with balances falling by $147 million to $52 million.

Specific provision for credit losses

In 2004, the specific provision for credit losses was $490 million, a significant improvement from $893 million in 2003 ($957 million excluding the reversal of provisions related to Argentine cross-border loans). Most of this improvement was in the corporate portfolio, reflecting better credit conditions prevailing throughout 2004.

     Domestic Banking provisions were $317 million, an increase of $45 million from last year. Most of this growth was in the commercial portfolio to provide for a small number of accounts that deteriorated during the year. Despite this, credit quality remained strong in commercial banking. The balance related to growth in the retail loan portfolio, where provisions remained low at 0.23% of average assets, an improvement of 3 basis points from 2003.

     In International Banking, provisions of $70 million were $3 million below last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million year over year. This arose from lower levels of provisioning in the Caribbean and Chile.

     In Scotia Capital, specific provisions were $106 million, a substantial decline of $443 million from 2003. This reduction was across all the portfolios, including $216 million in the U.S., $138 million in Canada and $89 million in Europe. These declines were due to fewer new problem loans, partially offset by lower provision reversals in 2004 compared to the previous year. Overall, better credit conditions, including more robust capital markets, prevailed in 2004.

General allowance

During 2004, the general allowance for credit losses was reduced by $100 million to $1,375 million at October 31, 2004, or 0.91% of risk-weighted assets. The lower levels of corporate and commercial loans, and the improved credit quality of these portfolios were the primary reasons for this reduction. The positive aspects of these factors were tempered by concerns about the potential impact on the loan portfolio of rising energy prices and the substantial strengthening of the Canadian dollar.

Outlook

While we expect specific provisions for credit losses in 2005 to be generally in line with those incurred in 2004, there may be some volatility on a quarterly basis.

     As well, if there is sustained improvement in credit quality of the commercial and corporate portfolios, the general allowance may be further reduced in 2005.

40     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 7 Impaired loans by business line

	2004
		Allowance for credit	Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2003	2002	2001	2000
Domestic
Retail	$78	$(189)	$267	$292	$287	$258	$270
Commercial	51	(119)	170	184	225	332	343

	129	(308)	437	476	512	590	613

International(1)
Latin America	(21)	(390)	369	607	995	1,587	432
Caribbean	172	(120)	292	305	329	283	261
Asia	49	(84)	133	142	164	302	341
Europe	1	(3)	4	63	84	63	66

	201	(597)	798	1,117	1,572	2,235	1,100

Scotia Capital
Canada	15	(37)	52	199	127	203	111
United States	442	(259)	701	1,084	1,688	1,280	865
Other	92	(120)	212	386	113	156	76

	549	(416)	965	1,669	1,928	1,639	1,052

Gross impaired loans			2,200	3,262	4,012	4,464	2,765
Allowance for credit losses – specific and country risk(1)		(1,321)		(1,740)	(1,917)	(2,730)	(1,526)

	$879			$1,522	$2,095	$1,734	$1,239
Allowance for credit losses – general	(1,375)	(1,375)		(1,475)	(1,475)	(1,475)	(1,300)

Net impaired loans after general allowance	$(496)			$47	$620	$259	$(61)

Net impaired loans(2) as a % of loans and acceptances	0.49%			0.85%	1.08%	0.94%	0.71%
Specific allowance(1) for credit losses as a % of gross impaired loans	60%			53%	48%	61%	55%

(1)	Prior years’ numbers include designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 – $21; 2002 – $25; 2001 – $25; 2000 – $24.

(2)	Net impaired loans after deducting specific allowance for credit losses.

Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2004	2003		2002		2001	2000
Specific provisions for credit losses
Net specific provisions	$648	$1,057		$2,198		$1,373	$878
Recoveries	(158)	(164)		(169)		(123)	(113)

Net specific provisions for credit losses	490	893	(1)	2,029	(1)	1,250	765
General provision	(100)	–		–		175	–

Total net provisions for credit losses	$390	$893		$2,029		$1,425	$765

(1)	Excluding reversals of credit losses (2002 – provision for credit losses) related to Argentina, net specific provisions were: 2003 – $957; 2002 – $1,575.

2004 Scotiabank Annual Report     41

>MANAGEMENT’S DISCUSSION & ANALYSIS

Fourth Quarter Results

Net income was $708 million in the fourth quarter, a $48 million or 7% increase from the same quarter in 2003, although $25 million below the third quarter. Foreign currency translation reduced net income by $22 million compared to last year, and $22 million versus last quarter. Underlying net income increased $70 million over last year but was $3 million below last quarter. The year-over-year increase was mainly driven by a decline in credit losses, the Bank’s higher ownership of Scotiabank Inverlat, a lower effective tax rate and solid retail asset growth. Partly offsetting this increase were a compression in the margin and lower corporate lending volumes.

     Total revenue (on a taxable equivalent basis) was $2,495 million in the fourth quarter, $96 million below the same quarter last year due primarily to the effect of foreign currency translation. Underlying revenues fell $28 million year over year, largely because of a narrower interest margin and a negative impact from the implementation of the new accounting standard for hedging relationships (AcG 13). Total revenues declined $74 million quarter over quarter, due to lower gains on the sale of investment securities, the effect of foreign currency translation and the negative impact of AcG 13.

     Non-interest expenses of $1,461 million in the fourth quarter were $33 million or 2% below the same quarter last year, due entirely to the effect of foreign currency translation. Underlying expenses were essentially unchanged year over year. Lower severance and performance-based compensation were offset by higher pension and other benefits, advertising and professional expenses. Quarter over quarter, expenses fell $11 million, due to the effect of foreign currency translation and lower performance-based compensation.

     The provision for credit losses was $40 million in the fourth quarter, comprised of specific provisions of $90 million and a reduction of $50 million in the general allowance for credit losses. The specific provisions of $90 million were a significant improvement from $120 million a year ago, largely from lower credit losses in all of the corporate lending portfolios. In Scotia Capital, there was a $25 million net recovery, as previously established provisions were reversed due to higher realizations through loan sales and loans returning to performing status, and there were low levels of new provisions. Compared to the third quarter of 2004, specific provisions fell by $10 million. Each of the third and fourth quarters of 2004 included a reduction of $50 million in the general allowance for credit losses, versus nil last year.

     The Bank’s effective tax rate was 18.0% in the fourth quarter, a 210 basis point decline from the same quarter last year and 200 basis points below the previous quarter. This was due mainly to higher tax-exempt dividend income.

     The deduction for the non-controlling interest in the Bank’s net income was $47 million for the fourth quarter, down $20 million from the same quarter last year, and $3 million below the prior quarter. The year-over-year reduction was mainly due to a lower non-controlling interest in Scotiabank Inverlat, as the Bank increased its ownership to 97% this year.

Summary of Quarterly Results

The Bank’s results in each quarter of 2004 were above those in the prior year. A major contributing factor was the steady decline in credit losses following improvements in credit markets and the actions taken by the Bank. As well, gains on investment securities were fairly robust during this period but did create some volatility. Other positive factors were solid retail asset growth in Canada and local currency asset growth in the Caribbean and Mexico.

     On the negative side, earnings over the past eight quarters were affected by the continued appreciation of the Canadian dollar, the margin compression in Canada and the decline in corporate lending volumes, most notably in the U.S.

     An eight-quarter trend in net income and other selected information is provided on page 75.

42     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

> GROUP FINANCIAL CONDITION

Assets and Liabilities

Assets

The Bank’s total assets decreased year over year by $7 billion or 2% to $279 billion as at October 31, 2004. The effect of foreign currency translation resulted in a reduction in assets of $8 billion. There was underlying asset growth of $1 billion, primarily in residential mortgages and retail lending assets, partly offset by lower securities.

SECURITIES

Securities declined by $4 billion, half of which was due to the effect of foreign currency translation. Investment securities declined $5 billion, as we realized gains on Canadian government securities and sold part of our investment holding in Shinsei Bank in Japan. This was partly offset by growth in Scotiabank Inverlat’s trading securities portfolio.

     As at October 31, 2004, the surplus of the market value over book value of the Bank’s investment securities was $1,048 million, up $345 million from the prior year, due mainly to unrealized gains on the Bank’s investment holding in Shinsei Bank.

LOANS

Loans were relatively unchanged year over year, due primarily to the effect of foreign currency translation. Underlying loans rose by $4 billion or 2%, largely driven by record residential mortgage growth of $9 billion, after excluding net increases in loan securitizations of $2 billion. The continued strong housing market, as well as the launch of innovative products, such as the Right Rate Mortgage and the Long and Short blended mortgage, supported by excellent sales efforts across our branches and other distribution networks, were key drivers of this growth.

     Other personal and credit cards loans (ScotiaLine and ScotiaLine Visa) in Canada grew by $4 billion. The significant growth in these products resulted in domestic retail lending market share increasing 32 basis points from the prior year — the best year-over-year growth among the major Canadian banks.

     In International Banking, there was solid underlying growth in retail lending assets, particularly in Mexico and the Caribbean, which was moderated by the effect of foreign currency translation.

     Business lending fell $7 billion, due in part to the effect of foreign currency translation. As well, there was an underlying decline of $4 billion in the combined U.S. and European corporate loan portfolio as a result of more selective lending and increased liquidity in the capital markets.

Liabilities

The Bank’s total liabilities were $264 billion as at October 31, 2004, compared to $271 billion last year. The foreign currency translation effect resulted in a reduction in liabilities of $8 billion. The underlying liabilities were up $1 billion.

DEPOSITS

Deposits increased by $3 billion this year. This growth was dampened by the effect of foreign currency translation. Underlying deposits were up $8 billion or 4%. This included growth of $4 billion in each of personal and business deposits. The former was due to the continued popularity of the Money Master® High Interest Savings Account, and the introduction of a registered version of the same account.

     Growth in the Canadian dollar

business and government deposits of $7 billion was driven by both the new Money Master for businessTM account, and higher current account deposits, where our market share continued to rise.

     Deposits by banks declined $1 billion, due entirely to the effect of foreign currency translation. The underlying deposits increased by $1 billion.

OBLIGATIONS RELATED TO REPURCHASE AGREEMENTS

     Obligations related to repurchase agreements are another source of wholesale funding. The year-over-year decline of $9 billion was due in part to a change in the mix of wholesale funding.

Shareholders’ Equity

Total shareholders’ equity rose by $621 million in 2004, from strong growth in retained earnings of $1.5 billion, partially offset by the net effect of unrealized foreign currency translation losses recorded in shareholders’ equity. See the Capital Management section on the following page for more detail on the capital components.

Outlook

For 2005, we are expecting asset growth in Canada to continue, primarily in residential mortgages, though not at the same growth rates as 2004. Outside Canada, growth in local currency assets in most international operations, and a recovery in U.S. corporate lending, is expected to continue to be negatively affected by foreign currency translation.

2004 Scotiabank Annual Report     43

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 9 Condensed Balance Sheet

As at October 31 ($ billions)	2004	2003	2002	2001	2000
Assets
Cash resources	$17.1	$20.6	$20.3	$20.2	$18.7
Securities	58.8	63.2	56.2	53.3	41.4
Loans	171.8	171.7	185.7	175.4	166.9
Other	31.5	30.4	34.2	35.5	26.2

Total assets	$279.2	$285.9	$296.4	$284.4	$253.2

Liabilities and shareholders’ equity
Deposits	195.2	192.7	195.6	186.2	173.9
Obligations related to securities sold under repurchase agreements	19.4	28.7	31.9	30.6	23.8
Other liabilities	46.8	47.2	50.2	47.7	37.1
Subordinated debentures	2.6	2.7	3.9	5.3	5.4

Total liabilities	$264.0	$271.3	$281.6	$269.8	$240.2

Shareholders’ equity	$15.2	$14.6	$14.8	$14.6	$13.0

Total liabilities and shareholders’ equity	$279.2	$285.9	$296.4	$284.4	$253.2

Capital Management

Scotiabank’s capital base continues to be very strong. This strength contributes to the Bank’s safety, fosters investor confidence, supports high credit ratings, enables the Bank to capitalize on growth opportunities both organically and through acquisitions, and allows us to grow dividends.

     Given the importance of the Bank’s capital base, close attention is paid to our capital structure, the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk weighted assets, and the opportunities to deploy our capital. We continually evaluate and balance the amount of capital required for the business risks being assumed and to meet regulatory requirements, against the need to generate good returns for shareholders.

The components of capital

Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS).

     Under these standards, bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital, the components of which are outlined in the following section. While both components provide important support for banking operations and protection for depositors, Tier 1 capital, representing more permanent forms of capital, is of particular importance to regulators, financial markets and investors.

     Certain changes to accounting standards effective November 1, 2004, resulted in some of the Bank’s qualifying Tier 1 capital securities being reclassified from shareholders’ equity and non-controlling interest in subsidiaries to liabilities on the balance sheet. However, this will not affect the Bank’s capital ratios, as OSFI has confirmed that the Bank’s existing securities will remain eligible as Tier 1 capital.

Tier 1 Capital

Tier 1 capital consists primarily of common shareholders’ equity, trust securities and non-cumulative preferred shares. Tier 1 capital rose to $17.3 billion, an increase of $0.6 billion over last year. Retained earnings grew by $1.5 billion. Strong earnings (net of dividends) of $1.8 billion in 2004 were reduced by the $300 million premium paid on the purchase of common shares and redemption of preferred shares. As well, cumulative unrealized foreign currency translation losses increased by $709 million, caused by further strengthening of the Canadian dollar, and the Series 11 preferred shares of $250 million were redeemed during the year.

     Over the past five years, notwithstanding large dividend increases, we have generated $7.1 billion in capital internally, which has been driven by our strong growth in net income. This level of internal capital generation is among the highest of the Canadian banks.

Tier 2 Capital

Tier 2 capital consists mainly of subordinated debentures and an eligible portion of the total general allowance for credit losses. Tier 2 capital decreased marginally in 2004 to $3.8 billion due to a reduction in the portion of subordinate debentures that are eligible for inclusion in Tier 2 capital, as well as from foreign currency translation.

44     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 10 Regulatory capital

As at October 31 ($ millions)	2004	2003	2002	2001	2000
Tier 1 capital
Common shareholders’ equity	$14,685	$13,814	$13,502	$12,833	$11,200
Non-cumulative preferred shares	550	800	1,275	1,775	1,775
Non-controlling interest in subsidiaries(1)	2,280	2,326	1,912	1,086	729
Less: Goodwill	(261)	(270)	(299)	(400)	(297)

	17,254	16,670	16,390	15,294	13,407

Tier 2 capital
Subordinated debentures (net of amortization)	2,493	2,595	3,372	4,933	4,990
Eligible amount of general allowance(2)	1,317	1,352	1,448	1,442	1,171

	3,810	3,947	4,820	6,375	6,161

Less: Investments in associated corporations and other items	(200)	(209)	(250)	(329)	(539)

Total capital	$20,864	$20,408	$20,960	$21,340	$19,029

Total risk-weighted assets ($ billions)	$150.5	$154.5	$165.4	$164.8	$156.1

Capital ratios
Tier 1 capital ratio	11.5%	10.8%	9.9%	9.3%	8.6%
Total capital ratio	13.9%	13.2%	12.7%	13.0%	12.2%

(1)	Includes Scotiabank Trust Securities (Scotia BaTS), an innovative capital instrument.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 11 Changes in regulatory capital

For the fiscal years ($ millions)	2004	2003	2002		2001	2000
Total capital, beginning of year	$20,408	$20,960	$21,340		$19,029	$16,905
Internally generated capital
Net income	2,931	2,477	1,797		2,169	1,926
Preferred and common share dividends	(1,139)	(901)	(837)		(729)	(604)

	1,792	1,576	960		1,440	1,322
External financing
Debentures (net of amortization)	(102)	(777)	(1,561)		(57)	(124)
Preferred shares	(250)	(475)	(500)		–	–
Innovative Tier 1 capital instruments(1)	–	750	750		–	500
Common shares and contributed surplus	88	139	82		155	87
Purchase of shares and premium on redemption	(300)	(220)	(154)		–	–

	(564)	(583)	(1,383)		98	463
Other
Net unrealized foreign exchange translation gains (losses)(2)	(709)	(1,176)	(137	)(3)	79	163
Non-controlling interest in subsidiaries	(46)	(336)	76		357	31
Other(4)	(17)	(33)	104		337	145

	(772)	(1,545)	43		773	339

Total capital generated (used)	456	(552)	(380)		2,311	2,124

Total capital, end of year	20,864	20,408	20,960		21,340	19,029

(1)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank Capital Trust.

(2)	Refer to footnote (2) on page 87.

(3)	Refer to footnote (3) on page 87.

(4)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.

2004 Scotiabank Annual Report     45

>MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratio

Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.

     In 2004, both our regulatory capital ratios improved. The Tier 1 capital ratio increased to 11.5% from 10.8% and the Total capital ratio rose to 13.9% from 13.2%. These ratios exceeded the formal target levels of 7% and 10% set by OSFI. As well, the Bank’s capital ratios were among the highest of the major Canadian banks.

     We also consider the tangible common equity (TCE) ratio to be one of the most important measures of capital strength. This ratio is calculated by dividing common shareholders’ equity less goodwill and intangible assets by risk-weighted assets. At year end, our TCE ratio was 9.7%, a further strengthening of 80 basis points from 2003. This ratio also remained the strongest of the major Canadian banks.

Capital Allocation

The Bank uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately measure the returns from the business lines based upon the risk they are assuming. Capital allocations are made for credit, market and operational risks.

     The capital allocation models for credit risk use the Bank’s internal risk rating of credit exposure for business loans, and credit scores for retail loans. In addition, the models take into account differences in term to maturity and expected severity of loss.

     Capital for market risk is based on the internal VAR model used for the trading book, and on stress tests of the Bank’s interest rate gaps, foreign exchange structural exposures, and equity investment portfolios.

     Operational risk capital is allocated based on an assessment of both business and event risk in each business line.

Dividends

Our very strong earnings growth and capital position allowed us to increase dividends twice in 2004. As a result, dividends rose by 31% year over year to $1.10 per common share. In fact, dividends have tripled since 1998, and have risen at a compound annual rate of 14.3% over the past 10 years.

Our dividend payout ratio for 2004 was 38%, up from 35% last year, and well within the Bank’s target range of 35 to 45%.

A stock dividend was paid in April 2004, which had the same effect as a two-for-one stock split.

Share Repurchase Program

In January 2004, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to repurchase up to 25 million common shares (subsequently amended to 50 million to reflect the stock dividend in April 2004) at prevailing market prices. The Bank used these repurchases to offset the earnings per share dilution caused by the exercise of share options under the Bank’s stock option programs.

     In fiscal 2004, 9.1 million common shares were repurchased at an average price of $34.96. This program is expected to be renewed upon its expiry on January 5, 2005.

Basel II Implementation

In June 2004, the Basel Committee on Banking Supervision released its final report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). This framework is intended to replace the 1988 Basel Accord with a more risk-sensitive approach that recognizes the significant transformation that has taken place in risk management practices and financial markets. This framework is designed to align regulatory capital requirements with underlying risks, thereby providing banks with incentives to improve their risk management practices.

     Notable differences from the 1988 accord include:

•	Substantive changes in the treatment of credit risk. Three distinct capital calculation options, from simple to advanced, are now potentially available for banks.

•	Introduction of a new, explicit capital charge for operational risk.

•	Increased supervisory review of capital adequacy.

•	Increased public disclosure of banks’ risk profiles.

     The new Basel II framework follows five years of active consultation, during which time Scotiabank has worked closely with the industry and the regulators to provide input regarding the proposed changes.

     The new framework is expected to be fully effective for the major Canadian banks for fiscal 2008. The OSFI expects the banks to commence “parallel run” implementation on November 1, 2005. We have accelerated our planning and implementation efforts to be in a position to meet regulatory requirements in accordance with this timetable. Early in 2004, we established a Basel Program Office to direct the overall planning and implementation efforts. A steering committee comprised of senior management from the various business lines, executive office support functions and Global Risk Management, was also established to oversee the program. A number of major initiatives are under way, and more will begin in 2005.

Outlook

We expect to remain very well capitalized in 2005, with strong capital ratios.

46     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance Sheet Arrangements

In the normal course of business, the Bank has contractual arrangements that are not required to be consolidated in its balance sheet. These arrangements could have a current or future effect on its results of operations or financial condition. They fall into three main categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.

Variable interest entities

The Bank has off-balance sheet arrangements with VIEs which fall into two broad categories:

•	VIEs that are used to provide a wide range of services to customers. These include sponsoring and actively managing mutual funds, as well as offering trust and estate services for personal and corporate trusts. In addition, the Bank establishes VIEs to assist clients in securitizing their financial assets (through commercial paper conduits) and to provide investment opportunities.

•	VIEs that are used to diversify the Bank’s funding sources and manage its capital requirements, by securitizing its own assets (mostly residential mortgages and personal loans) and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities described in Note 11 and Note 13 to the consolidated financial statements).

     For many of the VIEs used to provide services to customers, the Bank earns fees but has no exposure to loss on the underlying assets, as it does not guarantee the performance of the assets. For other VIEs, such as securitization and investment vehicles, the Bank earns fees and may be exposed to credit, market, liquidity, or operational risks. Maximum possible payments under liquidity facilities, mainly related to asset backed commercial paper conduits, are discussed below under guarantees and loan commitments.

     VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that risks, as well as accounting, related party and ownership issues, are properly addressed.

     As disclosed in Note 2 to the consolidated financial statements on page 94, new Canadian accounting rules, which are effective for fiscal 2005, require some of these VIEs to be consolidated, mainly asset backed commercial paper conduits. The estimated effect of applying these rules will be an increase in assets and liabilities of $7 billion. The Bank earned approximately $23 million in fiscal 2004 from the administration of these asset backed commercial paper conduits. The amounts owed by or to these conduits are not significant. More information with respect to these VIEs is included in Note 2.

     Information with respect to VIEs where the Bank has significant involvement, but will not be required to consolidate, is also included in Note 2. These VIEs include personal and corporate trusts, and mutual fund structures, with assets totaling approximately $46 billion. The Bank earned approximately $324 million in related fees in 2004.

Securitizations

The Bank securitizes some of its personal and credit card loans, and residential mortgages, by transferring the assets to unrelated trusts. As discussed further in Note 1 to the consolidated financial statements on page 90, if certain criteria are met, the transfers are treated as sales and the transferred assets are removed from the consolidated balance sheet. These securitizations allow the Bank to diversify its funding sources, and manage risks and capital requirements.

     The total principal amount of off-balance sheet securitized personal and credit card loans has declined over the past two years, as these arrangements mature. However, the total principal amount of off-balance sheet securitized mortgages has increased over the past two years, as securitization has been a cost-effective method of funding the significant growth in mortgage volumes. As at October 31, 2004, $7,523 million of mortgages were securitized, up from $5,248 million last year and $3,829 million two years ago. Given the Bank’s sizable capital base, and the manner in which these securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.

     Subsequent to the transfer of assets, the Bank retains interests in securities issued by the trusts, maintains relationships with the underlying customers and provides administrative services to the trusts. The Bank recorded securitization revenues of $111 million in 2004, compared to $140 million in 2003 and $162 million in 2002. More information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 96. Information on related guarantees is provided in Note 20, on page 111.

Guarantees and loan commitments

Guarantees and loan commitments are issued by the Bank to earn fee revenue and consist primarily of:

•	Standby letters of credit and letters of guarantee, of which $14,417 million are outstanding as at October 31, 2004, up from $14,176 million last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•	Liquidity facilities, which generally provide an alternate source of financing to asset-backed commercial paper conduits, in the event that a market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2004, these facilities amounted to $14,577 million, compared to $14,543 million a year earlier.

2004 Scotiabank Annual Report     47

> MANAGEMENT’S DISCUSSION & ANALYSIS

•	The Bank provides partial credit enhancements, in the form of financial standby letters, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2004, these credit enhancements amounted to $846 million, unchanged from 2003, and are included within standby letters of credit and letters of guarantee.

•	In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions where the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments.

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. As at October 31, 2004, these commitments amounted to $104 billion, compared to $111 billion a year earlier.

     These arrangements may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. Annual fees from these guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were approximately $258 million in 2004, compared to $288 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 20 to the consolidated financial statements on page 111.

Financial Instruments

Financial instruments are central to the business of the Bank and, as such, the Bank’s balance sheet is comprised substantially of financial instruments. To understand the Bank’s present financial instrument positions and related risks, it is necessary to understand the strategies and activities of the Bank’s business lines as well as the Bank’s approach to risk management.

     On the asset side of the balance sheet, financial instruments include cash resources, securities, loans and derivative instruments. Liabilities that are financial instruments include deposits, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, derivative instruments and subordinated debentures. Financial instruments are generally carried at cost, except for those held for trading purposes, which are recorded at their estimated fair value.

     The terms and conditions of these financial instruments are disclosed in the notes to the 2004 consolidated financial statements. In particular, Note 21 on pages 113-116 discloses the methods the Bank uses in determining fair values and the fair value amounts of the Bank’s financial instruments; the interest rate risk profile, including the interest rate sensitivity gap and maturity or repricing profiles; and the credit exposure of selected financial instruments. With respect to derivative instruments, Note 22 on pages 116-119 provides product volumes, term to maturity, credit risk and fair value information.

     The fair value of the Bank’s financial instruments exceeded their carrying value by $1,171 million (2003 – $468 million) as at October 31, 2004. The net changes in fair value year over year arise primarily from changes in interest rates, and to a lesser extent foreign currency rates and equity security prices. Fair values for those instruments that do not have a quoted market price were estimated using present value or other techniques based primarily on observable interest rates, foreign exchange rates, equity prices and credit spreads. The calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Financial instruments, by their nature, give rise to different risks, such as credit risk, liquidity risk, operational risk and market risk. The latter includes risks related to interest rate, foreign currency and equities. The Bank has extensive risk management policies and practices in place to manage these risks, including a variety of Board-approved risk management limits and risk measurement techniques. A discussion of the Bank’s risk management practices can be found in the Risk Management section on pages 54 to 63, including a description of risk management practices with respect to derivative instruments.

     There are various measures that reflect the level of risk associated with the Bank’s portfolios of financial instruments. Included on page 58 under Interest Rate Risk is the sensitivity to net interest income of the Bank’s non-trading financial instruments if interest rates were to rise 1%, as well as the impact on the present value of the Bank’s net assets. On the trading side, the table on page 60 discloses the average one-day Value At Risk, by risk factor. From a term to maturity standpoint, only 9% (2003 – 8%) of the Bank’s derivative instruments have a term to maturity greater than five years, which historically is at the low end of our Canadian peer group.

     Income and expense on interest-bearing financial instruments is included in net interest income in the Bank’s Consolidated Statement of Income, and credit losses are recorded in the provision for credit losses. Realized gains, losses and write-downs on investment securities are recorded in Other Income, as are net trading revenues. Details of the Bank’s accounting policies with respect to derivatives and hedging activity can be found in Note 1 of the 2004 consolidated financial statements on page 90.

48     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

BUSINESS LINE OVERVIEW

Domestic Banking

Business Profile

Domestic Banking provides a full range of banking and investment services to retail, small business, commercial and wealth management customers across Canada. The investment and advisory services provided by the Wealth Management group include retail brokerage, mutual funds and private banking and trust services.

Strategy

We focus on building market share by strengthening customer relationships to win a greater share of their business, and by attracting new customers. We emphasize service excellence, targeted marketing and relationship management, innovative product solutions, improved sales productivity, cost control and strong execution.

2004 Results

Domestic Banking had a solid year in 2004, with net income of $1,136 million, a 4% increase from last year. Very good growth, including market share gains, in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, credit card and retail brokerage revenues grew year over year. Non-interest expenses and provisions for credit losses remained well controlled.

International Banking

Business Profile

Our broad global network – built on more than a century of international experience – provides a complete range of financial services to both local and multinational customers in more than 40 countries in the Caribbean and Central America, Mexico, Latin America and Asia.

Strategy

We are investing in high-growth markets, where we anticipate increased demand for financial services. We are also leveraging proven, bank-wide capabilities to expand our product and service offerings, and increase sales productivity and operating efficiency through a shared services approach and common technology platforms.

2004 Results

International Banking had a good year in 2004, with net income of $746 million, an increase of 11% from last year, notwithstanding the significant negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Inverlat’s earnings contribution rose substantially, and the Caribbean and Central America also had good growth.

Scotia Capital

Business Profile

Our corporate and investment banking operations provide specialized solutions to clients in Canada, the United States and Europe, with select operations in Mexico and Asia. Scotia Capital has recognized strengths in corporate lending, equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange and precious metals as well as equity sales, trading and research.

Strategy

Our strategy remains focused on earning a good return on capital by building strong client relationships and carefully managing credit risk. Revenue growth is expected to come from the creation of a NAFTA wholesale banking platform and the expansion of global capabilities in selected product areas such as derivatives.

2004 Results

Scotia Capital had a strong year, as net income rose 18% to $854 million in 2004. This result was achieved despite the negative effect of foreign currency translation and a continued reduction in corporate lending assets. Provisions for credit losses declined sharply for the second consecutive year, as credit quality improved, particularly in the U.S. and Europe.

Other

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments, that are not allocated to an operating segment.

2004 Scotiabank Annual Report     49

> MANAGEMENT’S DISCUSSION & ANALYSIS

> DOMESTIC BANKING

Financial Performance

Domestic Banking reported net income of $1,136 million in 2004, $42 million or 4% higher than last year, with an excellent return on equity of 30.6%. Domestic Banking accounted for 39% of the Bank’s total net income. This growth was driven by a stronger performance in retail banking, partly offset by a decline in earnings from our commercial operations.

Assets and Liabilities

Domestic retail assets including Wealth Management’s private client group business, grew by a solid 14% this year. This was led by exceptional growth in residential mortgage balances of $9.3 billion or 15% over 2003. As a result, market share grew by 52 basis points, a continuation of the gains of the past several years. Also contributing to the increase in assets was very strong year-over-year growth of 16% in personal revolving credit. Furthermore, 60% of the ScotiaLine® and ScotiaLine VISA credit portfolios are now secured. Commercial lending volumes declined slightly, mainly because of a managed reduction in commercial mortgages.

     Core retail deposits recorded strong growth of 19%, reflecting the ongoing success of the Money Master® High Interest Savings Account, which resulted in significant market share gains of 26 basis points over last year. Business deposits, including the new Money Master for businessTM, also rose strongly by 22%, continuing the double-digit growth trend of the past several years.

     Assets under administration rose 10% to $97 billion. Net asset inflows from new and internally referred customers, as well as continued growth in our share of wallet, complemented market-driven gains.

Revenues

Total revenues were $5,206 million, up $204 million or 4% from last year. Net interest income increased by $61 million or 2% to $3,535 million in 2004, driven by strong volume growth in assets and deposits. The interest margin fell during the year, largely the result of low interest rates and competitive pressures, particularly in retail mortgages.

     Other income for the year was $1,671 million, an increase of 9% over last year. Growth was broadly based, including higher card revenues from expansion of the commercial card

Revenue by area

Taxable equivalent basis ($ millions)	2004	2003	2002
Retail	$3,299	$3,118	$3,007
Small Business & Commercial	1,110	1,133	1,270
Wealth Management	797	751	727

Total revenue	$5,206	$5,002	$5,004

program, an increase in transaction-based fees from volume growth and pricing initiatives, and growth in electronic-based fees, which came in part from the installation of more ABMs. As well, brokerage revenues grew by $49 million or 11% as a result of greater customer trading activity.

Non-interest Expenses

Non-interest expenses were $3,217 million in 2004, an increase of $141 million or 5% from last year. This reflected normal merit-based growth in salaries, higher performance and stock-based compensation and an increase in pension costs. Also contributing to the rise in expenses were higher mortgage acquisition and appraisal costs, consistent with the growth in residential mortgages. Expenses also rose for initiatives undertaken to enhance customer service, expand product offerings, and improve efficiencies, including the replacement of legacy product systems.

Credit Quality

Provisions for credit losses were $317 million in 2004, up $45 million or 17% from last year. Credit quality remained very good in the retail portfolio, with our retail loan loss ratio of 23 basis points being 3 basis points below last year. Commercial credit losses rose this year due to the deterioration of a small number of accounts.

Outlook

We expect good growth in assets and deposits next year, although not at the same rate as 2004. However, ongoing margin compression is likely to constrain growth in net interest income. Credit quality is expected to remain fairly stable. Our focus for the next year will be to continue to increase our sales capacity, deepen customer relationships and attract new customers.

Domestic Banking

Financial performance ($ millions)	2004	2003	2002
Net interest income(1)	$3,535	$3,474	$3,405
Other income	1,671	1,528	1,599
Provision for credit losses	(317)	(272)	(282)
Non-interest expenses	(3,217)	(3,076)	(2,953)
Income taxes(1)	(536)	(560)	(627)
Net income	$1,136	$1,094	$1,142
Return on equity (%)	30.6	30.9	33.0
Average earning assets ($ billions)	112	101	93
Productivity ratio(1) (%)	61.8	61.5	59.0

(1)	Taxable equivalent basis

50     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

> INTERNATIONAL BANKING

Financial Performance

International Banking’s net income in 2004 was $746 million, an increase of $77 million or 11% from last year, with a return on equity of 21.7%. This good performance was achieved notwithstanding the significant negative effect of foreign currency translation.

     The major contributors to the growth in net income were Scotiabank Inverlat and the Caribbean and Central America. Inverlat’s contribution to the Bank’s earnings rose substantially, following the increase in the Bank’s ownership level to 97% in 2004 and the recognition of the benefit of certain of Inverlat’s tax loss carryforwards in the consolidated results this year. As well, Inverlat had strong loan growth and minimal credit losses.

Assets and Liabilities

Assets fell 6% during the year, due to the effect of foreign currency translation. Underlying local currency asset volumes grew 5% this year. Retail loan growth was a very strong 19%, mostly in the Caribbean and Mexico. Commercial loan growth was more moderate at 4%. Retail deposits increased 10% reflecting continued growth in most Caribbean countries and Mexico.

Revenues

Total revenues were $2,636 million in 2004, a decrease of $168 million or 6% from last year, due entirely to the effect of foreign currency translation. Underlying local currency revenue rose $214 million or 8%.

     Net interest income was $1,895 million in 2004, a decrease of $133 million or 7% from last year, due to the effect of foreign currency translation. Underlying interest income grew by $133 million or 7%, from higher retail loans and deposits in the Caribbean and Central America, and Scotiabank Inverlat. Partly offsetting this increase was a decline in Asia as a result of lower margins.

     Other income fell 5% year over year to $741 million, due entirely to the effect of foreign currency translation. Underlying other income rose 10%, reflecting growth in Scotiabank Inverlat and the Caribbean and Central America, which was led by higher fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic.

Revenue by area

Taxable equivalent basis

($ millions)	2004	2003	2002
Caribbean & Central America	$1,161	$1,146	$1,163
Mexico	991	1,077	1,190
Other	484	581	550

Total revenue	$2,636	$2,804	$2,903

Non-interest Expenses

Non-interest expenses were $1,606 million in 2004, down 3% or $51 million from last year, due entirely to the effect of foreign currency translation. Underlying local currency expense growth was 10%. The largest increase was in the Caribbean and Central America as a result of the acquisition of Baninter branches and normal growth in employee salaries. As well, expenses rose due to the expansion of our branch and alternative delivery networks, and business-related growth in most countries. Inverlat’s ongoing productivity improvements partly offset these increases.

Credit Quality

The provision for credit losses was $70 million in 2004, a decrease of $3 million from last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million year over year, mainly as a result of lower levels of provisioning in the Caribbean and Chile. The economies in a few countries in the Caribbean and Central America were negatively affected by hurricanes, which resulted in higher credit losses in the fourth quarter.

Outlook

We expect International Banking’s track record of underlying earnings growth to continue in 2005, particularly in Mexico, the Caribbean and Central American region, and in Chile. We anticipate continued growth in assets and deposits, with an increased focus on sales effectiveness, and further expansion of the delivery network. However, this growth will continue to be negatively impacted by the effect of foreign currency translation.

International Banking

Financial performance ($ millions)	2004	2003	2002(2)
Net interest income(1)	$1,895	$2,028	$2,225
Other income	741	776	678
Provision for credit losses	(70)	(73)	(523)
Non-interest expenses	(1,606)	(1,657)	(2,096)
Income taxes(1)/non-controlling interest	(214)	(405)	(159)
Net income	$746	$669	$125
Return on equity (%)	21.7	20.7	3.0
Average earning assets ($ billions)	49	52	58
Productivity ratio(1) (%)	60.9	59.1	72.2

(1)	Taxable equivalent basis

(2)	Excluding the 2002 charges of $540 million (after tax) related to Argentina, net income was $665 million, return on equity was 19.7% and the productivity ratio was 61.8%.

2004 Scotiabank Annual Report     51

> MANAGEMENT’S DISCUSSION & ANALYSIS

> SCOTIA CAPITAL

Financial Performance

Scotia Capital reported net income of $854 million in 2004, a significant 18% increase year over year, largely due to a substantial improvement in credit losses in all of the corporate lending portfolios. As well, record earnings were achieved in several areas, including precious metals, foreign exchange and investment banking. These accomplishments were somewhat offset by the effect of foreign currency translation and a continued reduction in corporate lending assets. Return on equity was 20.3% in 2004, a substantial improvement from last year.

Assets and Liabilities

Overall asset levels continued to fall in 2004. Lending volumes declined 2% in Canada, 27% in Europe and 39% in the U.S., of which 6% was from the effect of foreign currency translation. Credit commitments also decreased from last year, but to a lesser extent than drawn loans. The decline in lending volumes was primarily due to more selective lending, weak demand by corporate borrowers and increased market liquidity, particularly in the U.S. and Europe.

Revenues

Total revenues fell 13% from last year to $2,210 million in 2004. Net interest income declined $266 million or 21% to $983 million, while other income dropped $62 million or 5% to $1,227 million. Revenues from Canadian operations fell 4%, primarily due to lower net interest income and credit fees, reflecting the continued contraction of the corporate loan portfolio and tighter market pricing. Strong revenue gains from equity new issues, commissions and investment banking were offset by lower equity trading results.

     Global Trading continued to generate solid results, as revenues rose modestly, dampened by the effect of foreign currency translation. There were record revenues in our foreign exchange and precious metals businesses, accompanied by higher funding margins. However, challenging market conditions resulted in lower fixed income revenues.

     Revenues in the United States decreased 34%, driven by lower interest income and credit fees as a result of lower corporate loan volumes.

Revenue by area

Taxable equivalent basis

($ millions)	2004	2003	2002
Canada	$688	$720	$700
U.S. and Europe	816	1,117	1,245
Global Trading	706	701	925

Total revenue	$2,210	$2,538	$2,870

Non-interest Expenses

Total non-interest expenses were $960 million in 2004, a decrease of 3% from 2003, due primarily to the effect of foreign currency translation and reductions in salary costs as a result of lower staffing levels. Premises costs, professional fees and severance expenses were also lower in 2004. Partly offsetting these declines was an increase in performance-related compensation, in line with improved results, as well as higher pension and benefit costs and training and development expenses.

Credit Quality

Provisions for credit losses decreased sharply to $106 million in 2004 from $549 million last year. This reduction was across all the portfolios, including $216 million in the U.S., $138 million in Canada and $89 million in Europe. As well, net impaired loans declined substantially from the prior year, particularly in the U.S. and Europe. Overall, better credit conditions, including more robust capital markets, along with strong credit discipline, contributed to the significant improvement in credit quality in 2004.

Outlook

The outlook for our trading businesses continues to be positive and we anticipate good growth next year. We also expect that the improvement in credit quality over the past two years will be sustained. However, the current challenging conditions for corporate borrowing are expected to continue which, along with the effect of the stronger Canadian dollar, will dampen the prospects for overall earnings growth.

Scotia Capital

Financial performance ($ millions)	2004	2003	2002
Net interest income(1)	$983	$1,249	$1,615
Other income	1,227	1,289	1,255
Provision for credit losses	(106)	(549)	(1,247)
Non-interest expenses	(960)	(986)	(1,022)
Income taxes(1)	(290)	(282)	(221)
Net income	$854	$721	$380
Return on equity (%)	20.3	12.9	6.4
Average earning assets ($ billions)	109	119	124
Productivity ratio(1) (%)	43.4	38.8	35.6

(1)	Taxable equivalent basis

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> MANAGEMENT’S DISCUSSION & ANALYSIS

> OTHER

Financial Performance

Net Income was $195 million in 2004, compared to a loss of $7 million in 2003. This improvement was primarily due to increased investment gains in Group Treasury and the $100 million reduction in the general allowance for credit losses this year.

Revenues

Revenues increased by $312 million year over year, mainly from higher investment gains in Group Treasury, which were up $301 million from last year. In 2004, there was a gain of $125 million ($81 million after tax) realized on the sale of a portion of the Bank’s investment in Shinsei Bank in Japan. As well, there were higher net gains on other equity investments, while gains on bonds declined moderately from last year. Over the past two years, Group Treasury has sold a significant portion of the Bank’s bond investment portfolio in anticipation of rising interest rates, and has realized substantial net gains.

     Net interest expense was $548 million in 2004, an improvement of $53 million from last year, mainly from the impact of the maturity of several securitizations. Partly offsetting this improvement was a decline in Group Treasury, due largely to a reduction in the bond portfolio.

     Net interest income includes the elimination of the tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. This reduction was $274 million in 2004, compared to $278 million last year.

Non-interest Expenses

Non-interest expenses were $79 million in 2004, compared to $12 million last year. The higher expense levels this year related to corporate items and an increase in Group Treasury.

Credit Quality

The reversal of provision for credit losses was $103 million, due almost entirely to the $100 million reduction in the general allowance for credit losses in 2004.

Income Taxes

The provision for income taxes includes the elimination of the gross up of tax-exempt income. The year over year change in taxes was mainly from higher earnings in 2004.

Outlook

Group Treasury’s results are expected to decline in 2005 as lower gains on the sale of investment securities are anticipated versus the near-record levels generated in 2004. If current trends in the quality and size of the corporate loan portfolio are sustained, a further reduction in the general allowance for credit losses may be possible.

Other

Financial performance ($ millions)	2004	2003	2002
Net interest income (expense)(1)	$(548)	$(601)	$(570)
Other income	681	422	410
Reversal of provision for credit losses	103	1	23
Non-interest expenses	(79)	(12)	97
Income taxes(1)	172	303	252
Non-controlling interest	(134)	(120)	(62)
Net income	$195	$(7)	$150

(1)	Includes the elimination of the tax-exempt gross-up of $274 million (2003 – $278 million; 2002 – $268 million) reported in net interest income and provision for income taxes, to arrive at the amounts reported in the Consolidated Statement of Income.

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> MANAGEMENT’S DISCUSSION & ANALYSIS

> RISK MANAGEMENT

RISK GOVERNANCE

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Reputational Risk Committee: reviews structured finance transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by business lines or the Senior Credit or Market Risk committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.

Risk Management Overview

Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are within the Bank’s risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.

     Risk management is guided by several key principles that form the foundation of the framework the Bank has developed to control the risks in its diverse, global activities. The risk management framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by the active participation of executive and business line management in the risk management process. This process is continually reviewed and updated to ensure consistency with risk-taking activities.

     In varying forms, these principles apply to all businesses and risk types:

•	Board oversight – Risk strategies, policies and limits are subject to Board approval. The Board, directly or through its committees, receives regular updates on the key risks of the Bank.

•	Decision-making – Decision-making processes are designed to ensure alignment of business objectives, risk tolerance and resources.

•	Accountability – Business units are responsible for managing risks within their portfolios, and are allocated capital in line with their risk profiles.

•	Independent review – All significant credit, market and liquidity risk-taking activities are subject to oversight by Global Risk Management and other units that are independent of the business lines that generate the activity.

•	Diversification – Strategies, policies and limits, approved by an independent risk management group and endorsed by business line management, are designed to ensure that risk is well diversified.

•	Audit review – Internal Audit reports independently to the Audit and Conduct Review Committee of the Board on the effectiveness of the risk management policies and on the extent to which internal controls are in place and being followed.

     Risks are managed within the policies and limits approved by the Board of Directors and in accordance with the governance structure described to the left. Global Risk Management is responsible for monitoring credit, market, liquidity, and operational risk within the policies and limits set by the Board of Directors.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit Risk Management Processes

The credit risk management program is an integral part of enterprise-wide policies and procedures that articulate the Bank’s governance, risk management and control structure. Credit risk is managed through poli-

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cies, guidelines and limits that are approved by the Board of Directors. The Risk Policy Committee reviews the policies, standards and limits that control credit risk and recommends to the Board any changes that may be required in response to changing market conditions and other factors. Both the Board and the Risk Policy Committee regularly receive comprehensive reports from Global Risk Management on the quality of the credit portfolios, including major risk exposures and concentrations across the organization.

CORPORATE AND COMMERCIAL

The decision-making process for corporate and commercial credits is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the head office credit units of Global Risk Management, which are independent of the business line, for analysis and recommendation.

     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and management. The result of this assessment is the assignment of a risk rating to the borrower, using an 18-category rating system. A separate risk rating is assigned at the facility level, taking into consideration factors that affect the loss-given-default of the facility such as security, seniority of claim, structure and term. Risk ratings determine the level of seniority at which the credit decision can be made, the assignment of economic capital and the computation of the general allowance for credit losses.

     In making credit decisions, a number of other factors are also considered, including risk rating, facility risk, industry and country limits, and single name and connection concentration limits. Various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to provide an assessment of each credit application to ensure the client and transaction structure offers an appropriate return for a given level of risk. Scotia Capital also has a loan portfolio management group that independently reviews the model results together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

     The Bank segments its corporate and commercial credit exposures into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry.

     Credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a Senior Credit Committee for adjudication. Senior Credit Committees also have defined authority levels and, accordingly, forward certain credits to the

Risk Policy Committee. In certain cases, credits must be referred to the Board of Directors.

     Individual credit exposures are regularly monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a separate group within Global Risk Management for monitoring and resolution. Internal audit conducts periodic reviews of credit risk management processes as well as reviews of a sample of individual credits from the various portfolios.

     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the quality of the portfolio and determine whether corrective action needs to be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Board of Directors. The Risk Policy Committee makes recommendations to the Board to adjust limits to various industries and countries.

CONSUMER

The decision-making process for consumer and small business credits is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer credits are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by industry-leading adjudication software.

     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modelling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which the customer qualifies. This allows customers to choose the products that satisfy all of their credit needs.

     All significant credit scoring and policy changes proposed by the business line require analysis and recommendation by Global Risk Management, which is independent of the business line, and approval by the appropriate Senior Credit Committee. All credit scoring models are subject to ongoing validation and independent review by Global Risk Management.

     Consumer credit portfolios are reviewed monthly to determine emerging trends in credit quality and to assess whether corrective action is required. Internal audit conducts periodic reviews of the risk management process.

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> MANAGEMENT’S DISCUSSION & ANALYSIS

Portfolio Review

CORPORATE AND COMMERCIAL

There was a significant year-over-year improvement in credit quality, particularly in Scotia Capital’s portfolios. A number of factors contributed to this change. Problem loans declined through repayments, loan sales and loans being restructured. As well, the number of new problem loans fell year over year, due in part to an improvement in the credit environment, and the application of well-defined business and risk management strategies to manage the portfolios. Scotia Capital commenced some strategic initiatives in the past few years that have continued into 2004. These initiatives include reducing single name exposures and exiting customer relationships that do not provide an acceptable return in relation to the risk.

     While the loan portfolios are well diversified, the Bank actively monitors industry concentrations, particularly those industries that have exhibited signs of stress. At the present time, the North American automotive industry is facing a number of challenges, particularly in the manufacturer and supplier segments. Although the Bank does not have a significant concern with its exposure to these segments, it is closely monitoring industry trends that may affect credit quality. Higher risk exposures to industries that have experienced stress in the recent past, such as the cable and telecommunications and power and energy trading sectors, have been reduced.

     To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2004, loan sales aggregated $630 million, compared to $660 million in 2003. At October 31, 2004, credit derivatives used to mitigate exposures in the portfolios aggregated $500 million, compared to $470 million at October 31, 2003.

     Both the Domestic and International commercial portfolios have maintained good credit quality, with gross impaired loans declining year over year. Challenging events, such as the impact of BSE on the Domestic commercial portfolio, and the impact of hurricanes on the International commercial portfolio, have not resulted in significant increases in credit losses.

DOMESTIC RETAIL

Overall credit quality in the consumer portfolio continued to be very good. Total retail reportable delinquency (dollars of assets two or more months in arrears divided by total outstanding assets) was 1.35% and improved slightly year over year.

     As well, provisions for credit losses in the domestic retail portfolio were 23 basis points of average assets, a decline of 3 basis points for the year.

INTERNATIONAL RETAIL

Within the risk tolerances we have set for our international retail portfolio, credit quality is at acceptable levels. In the Caribbean and Central America, total reportable delinquency rates and provisions for credit losses have been improving over the last four years. While the effects of hurricanes may temporarily increase delinquency in some areas of the Caribbean, we do not expect this to have a material impact on overall delinquency rates or provisions for credit losses.

     In Scotiabank Inverlat in Mexico, the delinquency trends were different between the two components of the retail portfolio. For retail loans that existed before the Bank acquired Inverlat, delinquency has declined, although it remains high. For loans granted post acquisition, delinquency levels are low, but have increased modestly as the portfolio matures.

Risk Diversification

Risk diversification is one of the key principles applied in determining policies and limits. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, industry sector or geographic region. Where the Bank’s Risk Policy Committee decides it is appropriate to exceed any of these guidelines the decision is reported to the Board. The Bank’s exposures to various countries and types of borrowers reflect this diversification, and are displayed in the following charts and in Tables 16 and 17 on pages 69 and 70.

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Market Risk

Market risk is the risk of loss due to changes in interest rates, foreign currency rates, credit spreads, equity and commodity prices and market volatility. Market risk exists in the Bank’s funding, investment and trading activities.

Market Risk Management Processes

Market risk exposures are managed within the framework of strategies, policies and limits that are approved by the Board of Directors. The Board reviews and approves these policies and risk limits annually, and receives regular reports on risk exposures and performance covering various lines of business.

     The Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities and monitoring risk exposures. All market risk limits are reviewed at least annually.

     Global Risk Management provides independent oversight of all significant market risks. In conjunction with other support units, Global Risk Management develops and monitors various risk measures and provides reports on market risk to senior management and the Board. Global Risk Management develops market risk policies, including valuation policies. Internal Audit conducts periodic reviews of market risk management processes.

Risk Measurement Techniques

     The Bank uses a variety of metrics to measure and control the risk it assumes in its various activities. The measurements used are selected based on an assessment of the nature of risks in a particular activity. Limits are then set for those measurements that have been determined to best control the amount of risk that can be taken. There are various limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Set out below is a description of some of the key risk measures employed.

VALUE AT RISK

     Value at risk (VAR) is an estimate, within a given level of statistical confidence, of the potential for loss of value that could result from holding a position for a specified period of time. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing backtesting analysis, in which the VAR is compared to hypothetical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

     VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to over 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. From time to time, the Bank also evaluates risk in its investment portfolios, using stress tests based on specific market events.

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset sensitive position arises when more assets than liabilities are subject to rate changes.

Funding and Investment Activities

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

INTEREST RATE RISK

Interest rate risk arises from the impact that changes in interest rates may have on income and economic value due to the mismatch between positions that are subject to interest rate adjustment within a specified period.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap

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> MANAGEMENT’S DISCUSSION & ANALYSIS

Table 12 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2004 ($ billions)	3 months	months	1 year	sensitive	Total
Canadian dollars
Assets	$100.7	$17.5	$46.0	$7.0	$171.2
Liabilities	90.4	22.7	38.7	19.4	171.2

Gap	10.3	(5.2)	7.3	(12.4)
Cumulative gap	10.3	5.1	12.4	–

Foreign currencies
Assets	78.2	7.1	13.4	9.3	108.0
Liabilities	80.9	6.4	4.3	16.4	108.0

Gap	(2.7)	0.7	9.1	(7.1)
Cumulative gap	(2.7)	(2.0)	7.1	–

Total
Gap	$7.6	$(4.5)	$16.4	$(19.5)
Cumulative gap	7.6	3.1	19.5	–

As at October 31, 2003:
Gap	$(1.2)	$(1.3)	$24.8	$(22.3)
Cumulative gap	(1.2)	(2.5)	22.3	–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The chart at right illustrates trends in interest rate gaps. As at October 2003, the Bank had a moderate one-year liability gap in Canadian dollars. During the first quarter of fiscal 2004, the Bank took steps to move to an asset gap exposure in anticipation of rising rates. This asset gap exposure was progressively increased throughout the remainder of fiscal 2004. The Canadian dollar margin declined in 2004 as a result of low interest rates during the year, competitive pressures, and a change in asset mix.

     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2004. Overall, foreign currency margins increased slightly in 2004.

     Based on the Bank’s interest rate positions at year end 2004, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $65 million over the next 12 months. During fiscal 2004, this measure has ranged between $36 million and $110 million. This same shock would reduce the after-tax present value of the Bank’s net assets by approximately $355 million. During fiscal 2004, this measure has ranged between $255 million and $363 million.

FOREIGN CURRENCY RISK

Foreign currency risk is the risk of loss due to changes in foreign exchange rates.

     Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s net corporate foreign currency positions (loans, investments and other assets less deposits and other funding) and from its net investments in self-sustaining foreign operations (both subsidiaries and branches). The Bank’s exposure is subject to a Board-approved limit and is reviewed quarterly by the Liability Committee. To mitigate the foreign currency exposure in its corporate position, the Bank customarily funds assets with liabilities in the same currency, When economically feasible, the Bank will hedge the foreign currency exposure with respect to its net investments in self-sustaining foreign operations primarily by funding the investments in the same currency.

     In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings, while foreign currency translation gains and losses from net investments in self-sustaining operations are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.

     The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations. The Bank projects its foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, out over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options.

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However, recent changes to hedge accounting standards, effective November 1, 2003, have made it more difficult to achieve hedge accounting treatment for these economic hedges. Consequently, this has the potential for a mismatch in the timing of the recognition of economic hedge gains/losses with the underlying foreign earnings translation losses/gains.

     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 33. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $23 million before tax. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholder’s equity by approximately $70 million.

INVESTMENT PORTFOLIO RISKS

     The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, credit spread and equity risk. Debt investments primarily consist of government and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are subject to a Board-approved policy and limits.

     As at October 31, 2004, the market value of the Bank’s investment securities portfolio was a substantial $1,048 million over book value, compared to a $703 million surplus over book value at the end of fiscal 2003. The majority of this increase related to the Bank’s unrealized gain on its investment holding in Shinsei Bank.

Trading Activities

     Trading is primarily customer focused, but also includes a proprietary component. Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. Within the policy and limit framework established by the Board, the Market Risk Management and Policy Committee establishes detailed trading policies, product and risk limits, including VAR limits by business line.

     The Bank’s independent risk management units develop, execute and analyze stress testing, sensitivity analysis, VAR calculations and valuation processes, and review and participate in new product development. Models that are used for financial reporting or limit monitoring are independently validated prior to implementation and are subject to formal periodic review.

     Trading positions are marked to market daily in accordance with valuation policies established by Global Risk Management. Valuations are independently reviewed by back office or risk management units on a regular basis. These units provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.

     In fiscal 2004, the one-day VAR for trading activities averaged $8.8 million, compared to $9.0 million in 2003.

     The histogram below shows the distribution of daily trading revenue for fiscal 2004. Trading revenue averaged $3.0 million per day, compared to $3.1 million for 2003. Revenue was positive on more than 92% of trading days during the year, compared to 89% in 2003.

     During the year, the largest single day loss was $7.3 million. This was the result of a significant decline in interest rates on August 6, 2004.

     The following table shows the VAR by risk factor. Interest rate exposure has increased from an average of $5.7 million in fiscal 2003 to $7.9 million in fiscal 2004, offset by declines in the average foreign exchange and equity risk factors.

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> MANAGEMENT’S DISCUSSION & ANALYSIS

One-day VAR by risk factor (average, in $ millions)

	2004				2003
	Year				Year
millions	end	Avge.	High	Low	end	Avge.	High	Low
Interest rate	3.6	7.9	19.5	2.6	8.5	5.7	12.7	2.7
Equities	4.0	4.3	8.3	2.1	6.4	5.6	8.9	2.3
Foreign exchange	1.5	1.4	3.2	0.2	1.0	2.8	8.8	0.1
Commodities	0.7	0.8	1.8	0.4	1.2	0.7	1.8	0.3
Diversification effect	(4.5)	(5.6)	N/A	N/A	(6.5)	(5.8)	N/A	N/A
All Bank VAR	5.3	8.8	19.0	4.2	10.6	9.0	16.1	5.8

Derivative products and Structured Transactions

DERIVATIVES

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are also used to manage foreign currency risk exposures. As a dealer, the Bank markets derivatives to its customers and takes positions for its own account.

     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each coun-terparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. Investment grade counterparties account for 88% of the credit risk amount arising from the Bank’s derivative transactions, down slightly from 90% last year.

     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $1.5 billion to $18.8 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also transacts credit derivatives in its investment and loan portfolios, although this activity has declined from last year. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2004, the notional value of credit default swaps sold in the investment and credit portfolios was $0.7 billion and the notional value bought was $0.5 billion.

     Derivative products used for asset/liability management (non-trading) purposes are economic hedges. They must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2004 consolidated financial statements on page 92.

STRUCTURED TRANSACTIONS

Structured transactions are specialized transactions that may involve combinations of cash and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are also subject to review by senior risk management committees. Structured finance transactions are also evaluated in accordance with the procedures described below in Reputational Risk.

     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

     Managing liquidity risk is essential to maintaining the confidence of depositors and counterparties. It is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives regular reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

     The key elements of the framework used to manage liquidity risk are:

•	Set limits to control the key elements of risk;

•	Measure and forecast cash commitments;

•	Diversify funding sources;

•	Maintain appropriate holdings of liquid assets;

•	Conduct regular liquidity crisis stress testing; and

•	Maintain contingency plans that can be activated to facilitate managing through a disruption.

Liquidity Profile

The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2004, liquid assets were $69 billion (2003 – $75 billion), equal to 25% of total assets versus 26% the previous year. These assets consist of securities,

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> MANAGEMENT’S DISCUSSION & ANALYSIS

75% (2003 – 73%), and cash and deposits with banks, 25% (2003 – 27%). The year-over-year decline in liquid assets is due to lower balances of Government of Canada and other debt securities and deposits with other banks, partially offset by an increase in equity securities.

     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2004, total assets pledged or sold under repurchase agreements were $33 billion (2003 – $44 billion). The year-over-year decline is attributable primarily to a reduced level of securities sold under repurchase agreements.

Funding

Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $146 billion as at October 31, 2004, versus $137 billion last year. This increase arose from higher retail and commercial deposits. As at October 31, 2004, the Bank’s core funds represented 52% of total funding (2003 – 48%).

Contractual Obligations

The table below provides aggregated information about the Bank’s contractual obligations at October 31, 2004, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 9, 21, 20 and 16, respectively, of the 2004 consolidated financial statements.

Contractual Obligations

	Within			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total
Term funding
Wholesale deposit notes	4,368	3,945	3,754	645	12,712
Euro MTN	2,768	3,813	473	–	7,054
Subordinated debentures	–	–	305	2,310	2,615
Other long-term liabilities	290	385	–	1,188	1,863

Subtotal	7,426	8,143	4,532	4,143	24,244
Operating leases	162	221	135	172	690
Outsourcing obligations	165	329	186	468	1,148

Total	7,753	8,693	4,853	4,783	26,082

     The Bank has a number of note issuance programs to broaden its base of term funding. In 2004, the Bank issued $2,156 million in euro medium-term notes, $5,112 million in deposit notes in the domestic market, and $603 million of Yankee certificates of deposit and other instruments.

     The Bank issues subordinated debentures as part of its capital management program. In 2004, there was no change in the debentures issued and outstanding.

     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.

Table 13 Liquidity

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$356	$647	$868	$1,062	$648
Deposits with other banks	1,255	1,382	686	1,124	1,131
Securities	32,211	34,234	30,310	25,284	22,129
Call and short loans	–	–	–	–	–

	33,822	36,263	31,864	27,470	23,908

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,624	2,388	2,370	2,147	1,598
Deposits with other banks	12,920	16,163	16,348	15,827	15,368
Securities	19,344	20,254	16,194	17,702	12,058
Call and short loans	–	–	–	291	–

	34,888	38,805	34,912	35,967	29,024

Total liquid assets
Cash and deposits with Bank of Canada	2,980	3,035	3,238	3,209	2,246
Deposits with other banks	14,175	17,545	17,034	16,951	16,499
Securities	51,555	54,488	46,504	42,986	34,187
Call and short loans	–	–	–	291	–

	$68,710	$75,068	$66,776	$63,437	$52,932

Liquid assets as a % of total assets	24.6%	26.3%	22.5%	22.3%	20.9%

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     The Bank leases a large number of its branches, office and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $170 million in 2004.

     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, ABMs and desktop computers. The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. Both outsourcing contracts are cancellable with notice.

Capital Commitments

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

     Total capital expenditures were $158 million in 2004, comparable with 2003. Of this, 41% was in technology-related spending, particularly for upgraded telecommunications equipment, new ABMs and computer hardware. Real estate spending comprised the remaining 59% of capital expenditures for 19 new branches and offices, and the renovation or expansion of existing locations.

Operational Risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities. Operational risk can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

     The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled within each business line. The key policies and standards include:

•	An operational risk management policy approved by the Board of Directors;

•	Processes to identify and assess operational risks in relation to changes to products and systems and new initiatives;

•	Defined and documented approval authorities;

•	Appropriate segregation of duties and delegated authority;

•	Compliance programs to ensure the Bank’s adherence to regulatory requirements;

•	A business continuity planning process, including business resumption plans for all key operations, and appropriate back-up facilities to ensure the availability of service delivery; and

•	Risk mitigation through insurance, where feasible and appropriate.

     In addition to the policies and standards outlined above, the internal audit department, through regular risk-based audits, provides independent, objective assessment that controls and operating processes are properly designed and operating effectively.

     The Bank has a central operational risk management unit, which is part of Global Risk Management. This unit is responsible for:

•	Defining, developing, recommending and, in conjunction with business and support units, implementing high-level operational risk policies;

•	Collecting data on operational losses and providing reporting to executive and line management;

•	Operating a guided self-assessment program; and

•	Reviewing industry best practices and regulatory requirements, and providing guidance to business units with respect to these issues.

     The central operational risk management unit is responsible for the guided self-assessment program, which entails reviews of significant operations to identify and assess operational risks. Where appropriate, line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.

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Reputational Risk

Reputational risk is the risk that negative publicity regarding the Bank’s business practices, whether true or not, will adversely affect the Bank’s operations or customer base, or will require costly litigation or other defensive measures.

     Negative publicity about an institution’s business practices may involve any aspect of its operations but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct and in a manner that minimizes reputational risk. The activities of the General Counsel, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.

     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established Board-approved policy and procedures for managing reputational and legal risk relative to structured finance transactions. As well, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with complex products and transactions.

     To ensure that the Bank enters into transactions that are, and will be seen to be, congruent with high ethical standards, the committee considers a broad array of factors when assessing transactions including: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflict of interest; fairness issues; and public perception.

     The committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, to ensure that transactions meet Bank standards. In the event the committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental Risk

Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance. To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy – which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings – is supplemented by specific policies and practices relating to individual business lines.

     The Environmental Lending Policy, for example, ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures.

     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks.

     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates.

     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com.

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> CONTROLS AND ACCOUNTING POLICIES

Controls and Procedures

Management’s responsibility for financial information contained in this Annual Report is described on page 84. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this Annual Report, and the Board of Directors has reviewed and approved this document prior to its release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

     As of October 31, 2004, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC). This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management has assessed whether during the 2004 fiscal year there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.

     The Bank’s management, including the CEO and the CFO, does not expect that the Bank’s disclosure controls or internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank, including its consolidated subsidiaries, is made known to management on a timely basis, and is fairly presented in all material respects in this Annual Report; and

•	during the 2004 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

     The Bank is continually evolving and enhancing its systems of controls and procedures. Based on current SEC rules, the CEO and CFO will be required to certify annually, commencing October 31, 2005, that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and must provide an annual report on internal control over financial reporting. The shareholders’ auditors will be required to attest to and report on management’s assessment. A significant effort is under way to meet this new reporting requirement.

Summary of Critical Accounting Estimates

     The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this Annual Report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. However, there were no significant adjustments to these estimates, except as noted under Allowance for Credit Losses.

Allowance for credit losses

The allowance for credit losses represents management’s estimate of the probable incurred losses inherent in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to

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determine the adequacy of the allowance for credit losses. This determination requires management to make difficult, complex or subjective judgments and estimates at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans, certain personal loans and certain international residential mortgages are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience.

     With the overall improved credit quality of the loan portfolio, management’s best estimate of losses on impaired loans resulted in a reduction in the specific provisions for credit losses in 2004.

     The general allowance is intended to estimate probable incurred losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general allowance, including historical default probabilities, loss severity in the event of default and exposure at default. The Bank applies estimates of these parameters in its internally developed model to arrive at an initial quantitative estimate. If the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $60 million each.

     Senior management forms a judgment as to whether adjustments are necessary to the initially calculated amounts. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies. The general allowance is reviewed each quarter to ensure the amount is appropriate in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

     In the past year, the initial quantitative estimate has declined due primarily to the lower levels of corporate and commercial loans, and the improved credit quality of these portfolios. The positive aspects of these factors were tempered by judgments made about the potential impact of rising energy prices and the substantial strengthening of the Canadian dollar. However, if there is sustained improvement in the credit quality of the commercial and corporate loans, the general allowance may be further reduced in 2005.

Fair value of financial instruments

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most trading securities are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. As at October 31, 2004, 97% of the gross fair value of trading derivatives is based primarily on internal models with significant observable market parameters or quoted market prices. For trading securities, approximately 99% of the portfolio is fair valued based on quoted market prices.

     Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the recorded fair value. However, the impact of any changes in these estimates – for example, for model imprecision or liquidity – is not expected to be significant.

Other-than-temporary impairment of investment securities

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the fair value of a security has been below its carrying value, prospects for recovery in fair value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security.

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     As at October 31, 2004, the gross unrealized gains on individual investment securities were $1,427 million, and the gross unrealized losses were $73 million, combining for a net unrealized gain of $1,354 million before related derivative and other hedge amounts ($1,048 after related derivative and other hedge amounts). Management does not expect these losses to be realized, as they have been judged to be temporary.

Pensions and other employee future benefits

The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations.

     The cost of these employee future benefits is actuarially determined each year. The calculation uses management’s best estimate of a number of assumptions, as discussed in Note 1 of the 2004 consolidated financial statements on page 90. The critical assumptions made by management are the long-term rate of investment return on plan assets, future compensation and health care costs. Management applies judgment in the selection of these assumptions, based on regular reviews of historical investment returns, salary increases and health care costs. Expectations regarding future economic trends and business conditions, including inflation rates, are also considered.

     Actual experience will differ from the assumptions made by management, resulting in a net actuarial gain or loss that will cause the benefit expense for future years to increase or decrease. Rather than being recognized in income immediately, if the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 20 years.

     Management’s assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense, are disclosed in Note 16 of the 2004 consolidated financial statements on page 107. The assumption with the greatest sensitivity impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2004 would have been $35 million higher (lower). Over the past 10-year period, the actual annualized rate of return on the assets for the Bank’s main pension plan exceeded the assumed annualized rate by 3%, notwithstanding lower returns in recent years.

     The discount rate is another critical assumption used to calculate the cost of employee future benefits, though this rate is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the duration of the benefit obligation. Thus, management applies very little judgment in selecting this rate.

Corporate income taxes

The provision for income taxes and future income tax assets and liabilities represent management’s estimate of the income tax consequences of transactions and events during the period. In determining the accounting for income taxes, tax legislation in a variety of jurisdictions is interpreted and assumptions are made about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. In addition, the valuation of future income tax assets related to tax loss carryforwards requires management to assess whether it is more likely than not that benefits will be realized prior to expiration. Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $180 million as at October 31, 2004 (2003 – $295 million), for which the Bank established a valuation allowance of $84 million (2003 – $189 million) due to the uncertainty in realizing these losses. These tax loss carry-forwards expire by 2006. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future asset.

     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $999 million as at October 31, 2004 (2003 – $912 million). Note 1 on page 92 of the 2004 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 15 on page 105 provides further information with respect to our provisions for income taxes.

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Changes in accounting policies

The Bank’s significant accounting policies are set out in Note 1 on pages 90 to 94 of the 2004 consolidated financial statements. Included in Note 1 is a description of the changes to accounting policies in 2004. These changes were a result of new accounting standards that were required to be adopted on a prospective basis in 2004.

•	The Bank adopted a new accounting guideline for hedging relationships, issued by the CICA, which establishes more stringent and formalized conditions for the use of hedge accounting.

•	Qualifying costs incurred on a prospective basis for computer software are capitalized and depreciated, rather than being expensed as incurred.

•	The country risk allowance is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

     These accounting policy changes did not have a material impact on the Bank’s financial condition, results of operations or changes in financial condition for fiscal 2004.

     As well, in 2004 the Bank was required to change the balance sheet presentation of certain types of cheques and other items in transit on a prospective basis, as a result of a new CICA standard for financial reporting that eliminated industry practice as a source of generally accepted accounting principles. This change in balance sheet presentation was not material to the Bank’s consolidated financial position, and also resulted in these items not being classified as part of cash and cash equivalents in the consolidated statement of cash flows as discussed more fully in footnote 2 on page 88 of the 2004 consolidated financial statements.

     There are two future accounting standard changes that will be effective for the Bank’s 2005 consolidated financial statements:

•	The Bank will be required to consolidate variable interest entities (VIEs) where the Bank is the primary beneficiary of the VIE. This accounting standard permits prospective application, which is the method of adoption that the Bank has chosen to apply.

•	Certain financial instruments that have the characteristics of a liability and equity, which are currently recorded as equity, will be retroactively classified as a liability and the comparative financial statements will be restated.

     These future changes and the expected impact on the Bank are described in greater detail in Note 2 on page 94 of the 2004 consolidated financial statements.

Related Party Transactions

In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.

     In Canada, loans are currently granted to directors and officers at market terms and conditions. Effective March 1, 2001, in Canada the Bank discontinued the prior practice of granting loans to officers and employees at reduced rates. Any loans granted prior to March 1, 2001 are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those foreign units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $2.8 million as at October 31, 2004, and loans to directors totaled $0.5 million.

     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 14 of the 2004 consolidated financial statements on pages 103 and 104).

     The Bank may also enter into commercial arrangements with companies controlled by directors. These commercial arrangements are conducted at market terms and conditions and follow the normal credit and other review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $587 million as at October 31, 2004, while actual utilized amounts were $408 million.

     The Bank has various processes in place to ensure that related party information is identified and reported to the Audit and Conduct Review Committee (ACRC) of the Board of Directors on a semi-annual basis. The oversight provided by the ACRC meets the requirements of the Bank Act, and encompasses a broader definition of related party transactions than is set out in generally accepted accounting principles. The ACRC has the responsibility for reviewing policies and practices of the Bank to identify transactions with its related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures with respect to the identification, authorization and reporting of related party transactions are appropriately designed and operating effectively.

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> SUPPLEMENTARY DATA* CREDIT RISK

Table 14 Geographic distribution of earning assets

	2004
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2003	2002	2001	2000
North America
Canada	$166.9	64.4%	$158.5	$147.8	$135.3	$133.0
United States	25.0	9.7	34.1	46.4	43.1	44.0

	191.9	74.1	192.6	194.2	178.4	177.0

Europe
United Kingdom	7.4	2.9	8.1	10.2	10.4	9.2
Germany	3.5	1.3	2.9	2.8	3.5	3.3
Ireland	2.0	0.8	1.4	1.6	1.4	0.9
France	1.1	0.4	1.5	1.4	1.5	1.9
Netherlands	0.8	0.3	1.5	1.1	1.0	0.6
Other	3.4	1.3	4.8	5.0	5.6	4.4

	18.2	7.0	20.2	22.1	23.4	20.3

Asia
India	2.0	0.8	1.1	1.1	1.1	0.9
Malaysia	1.4	0.5	1.5	1.6	1.7	1.3
South Korea	1.4	0.5	1.8	2.3	1.5	1.4
Japan	1.1	0.4	1.7	1.6	1.4	1.3
Hong Kong	0.9	0.4	1.0	1.2	1.4	2.0
Other	2.4	1.0	2.0	2.2	1.9	1.5

	9.2	3.6	9.1	10.0	9.0	8.4

Caribbean
Jamaica	3.0	1.1	2.6	3.4	3.2	2.8
Puerto Rico	1.9	0.7	2.1	2.6	2.4	2.1
Bahamas	1.7	0.7	1.7	1.8	1.7	1.5
Trinidad &Tobago	1.5	0.6	1.6	1.7	1.7	1.5
Other	6.7	2.6	6.4	6.9	5.2	4.6

	14.8	5.7	14.4	16.4	14.2	12.5

Latin America
Mexico	18.7	7.2	18.2	20.3	19.7	1.5
Chile	3.3	1.3	3.4	3.6	3.0	3.1
Argentina	—	—	—	0.2	3.7	3.7
Other	3.5	1.3	3.7	3.7	3.9	3.3

	25.5	9.8	25.3	27.8	30.3	11.6

Middle East and Africa	0.7	0.3	0.4	0.5	0.4	0.4

General allowance(1)	(1.4)	(0.5)	(1.5)	(1.5)	(1.5)	(1.3)

Total	$258.9	100.0%	$260.5	$269.5	$254.2	$228.9

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.

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Table 15 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2004	2003
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(3)	Other	Total	Total
Asia
South Korea	$474	$—	$286	$593	$—	$5	$1,358	$1,635
Japan	550	91	84	437	—	76	1,238	1,359
Malaysia	648	—	3	396	131	3	1,181	1,175
India	475	55	764	57	—	18	1,369	903
Hong Kong	539	1	27	215	—	36	818	697
China	23	30	676	37	—	47	813	415
Other(2)	115	233	119	458	—	36	961	839

	2,824	410	1,959	2,193	131	221	7,738	7,023

Latin America
Mexico	1,134	—	182	704	1,051	5	3,076	2,765
Brazil	27	—	387	375	—	—	789	997
Chile	427	183	2	—	226	1	839	884
Venezuela	3	—	—	125	74	—	202	241
Argentina	2	—	—	19	—	—	21	51
Other(4)	1,105	8	63	70	101	5	1,352	1,535

	2,698	191	634	1,293	1,452	11	6,279	6,473

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of $104 (2003 — $111) in Chile.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 16 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2004	2003	2002	2001	2000	2004	2000
Canada
Atlantic provinces	$11.3	$10.0	$9.4	$9.3	$9.2	7.1%	6.1%
Quebec	8.4	7.9	7.1	6.9	8.1	5.2	5.4
Ontario	66.5	60.8	55.5	51.5	50.7	41.5	33.7
Manitoba and Saskatchewan	5.1	5.0	4.8	4.8	4.4	3.2	2.9
Alberta	13.7	11.7	11.1	11.1	11.0	8.6	7.3
British Columbia	13.3	12.8	12.3	12.2	12.4	8.3	8.3

	118.3	108.2	100.2	95.8	95.8	73.9	63.7

International
United States	9.8	13.8	21.5	21.5	23.5	6.1	15.6
Europe	6.1	8.0	10.8	10.3	9.3	3.8	6.2
Caribbean	10.1	10.2	11.6	10.6	9.4	6.3	6.3
Asia	4.4	4.6	4.9	5.2	5.8	2.8	3.9
Latin America	12.2	12.2	13.1	15.0	7.6	7.6	5.0
Middle East and Africa	0.6	0.4	0.3	0.3	0.3	0.4	0.2

	43.2	49.2	62.2	62.9	55.9	27.0	37.2

General allowance (1)	(1.4)	(1.5)	(1.5)	(1.5)	(1.3)	(0.9)	(0.9)

Total loans and acceptances	$160.1	$155.9	$160.9	$157.2	$150.4	100.0%	100.0%

(1)	As at October 31.

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Table 17 Loans and acceptances by type of borrower

Excludes reverse repos	2004
As at September 30 ($ billions)	Balance	% of total	2003	2002	2001
Loans to households
Residential mortgages	$68.3	42.7%	$60.4	$55.9	$52.5
Personal loans	29.8	18.6	25.6	22.9	19.7

	98.1	61.3	86.0	78.8	72.2

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	3.1	1.9	2.6	3.8	3.5
Mining and primary metals	3.0	1.8	3.3	4.0	4.1
Food and beverage	2.3	1.5	2.5	3.1	3.3
Agriculture	2.2	1.4	2.3	2.3	2.3
Forest products	1.4	0.9	1.6	2.6	2.5
Electrical and other machinery	1.3	0.8	1.6	2.2	3.2
Other resource and manufacturing	4.7	2.9	5.5	6.3	7.7

	18.0	11.2	19.4	24.3	26.6
Banks and other financial services	7.5	4.7	6.5	7.9	6.7
Real estate and construction	5.5	3.4	7.0	7.2	8.0
Wholesale and retail distribution, excluding automotive	5.4	3.4	5.7	5.1	6.6
Automotive manufacturing and distribution	4.6	2.9	4.8	5.0	5.2
Transportation	3.6	2.2	3.8	4.8	4.7
Hotels	2.4	1.5	2.9	3.0	3.1
Telecommunications and cable	2.0	1.2	3.2	4.8	4.9
Utilities	1.9	1.2	2.8	4.6	3.9
Media	1.7	1.1	2.5	2.9	2.9
Leisure and amusements	1.7	1.1	2.1	2.4	2.1
Government	1.7	1.1	1.7	1.3	1.7
Business services	1.5	0.9	1.9	2.2	2.3
Other services	5.9	3.7	7.1	8.1	7.8

	63.4	39.6	71.4	83.6	86.5

	161.5	100.9	157.4	162.4	158.7
General allowance(1)	(1.4)	(0.9)	(1.5)	(1.5)	(1.5)

Total loans and acceptances	$160.1	100.0%	$155.9	$160.9	$157.2

(1)	As at October 31.

Table 18 Off-balance sheet credit instruments

As at October 31 ($ billions)	2004	2003	2002	2001	2000
Commitments to extend credit	$104.2	$110.5	$127.0	$132.6	$127.7
Standby letters of credit and letters of guarantee	14.4	14.2	14.8	11.5	10.8
Securities lending, securities purchase commitments and other	4.8	7.7	5.9	4.9	6.7

Total	$123.4	$132.4	$147.7	$149.0	$145.2

Table 19 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2004	2003	2002	2001	2000
Canada
Residential mortgages, personal and credit cards	0.23%	0.26%	0.28%	0.28%	0.29%
Business	0.23	0.47	0.29	0.34	0.15
U.S. and Other International	0.34	0.70	2.06	1.22	0.87

Weighted subtotal – specific provisions	0.27	0.48	1.05	0.68	0.46

General provision	(0.05)	—	—	0.10	—

Weighted total	0.22%	0.48%	1.05%	0.78%	0.46%

70  2004 Scotiabank Annual Report

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Table 20 Changes in net impaired loans(1)

As at October 31 ($ millions)	2004		2003	2002	2001	2000
Gross impaired loans
Balance at beginning of year	$3,241		$3,987	$4,439	$2,741	$2,380
New additions	1,774		2,634	4,843
Declassifications, payments and loan sales	(1,680)		(1,936)	(1,789)

Net additions	94		698	3,054	1,820	965
Acquisition of subsidiaries	—		—	—	906	121
Disposal of Scotiabank Quilmes operations(2)	—		—	(1,006)	—	—
Writeoffs	(982)		(927)	(2,376)	(1,165)	(781)
Foreign exchange and other	(153)		(517)	(124)	137	56

Balance at end of year	2,200		3,241	3,987	4,439	2,741

Specific allowance for credit losses
Balance at beginning of year	1,719		1,892	2,705	1,502	1,236
Acquisition of subsidiaries	—		—	—	919	153
Specific provision for credit losses	490		893	2,029	1,250	765
Disposal of Scotiabank Quilmes operations(2)	—		—	(504)	—	—
Writeoffs	(982)		(927)	(2,376)	(1,165)	(781)
Recoveries	158		164	169	123	113
Foreign exchange and other	(64	)(3)	(303)	(131)	76	16

Balance at end of year	1,321		1,719	1,892	2,705	1,502

Net impaired loans
Balance at beginning of year	1,522		2,095	1,734	1,239	1,144
Net change in gross impaired loans	(1,041)		(746)	(452)	1,698	361
Net change in specific allowance for credit losses	398		173	813	(1,203)	(266)

Balance at end of year	$879		$1,522	$2,095	$1,734	$1,239
General allowance for credit losses	1,375		1,475	1,475	1,475	1,300

Balance after deducting general allowance	(496)		47	620	259	(61)

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.

Table 21 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Domestic
Retail	$207	$204	$197	$185	$184
Commercial	110	68	85	98	26

	317	272	282	283	210

International
Latin America(1)	4	(29)	434	162	99
Caribbean	53	84	73	62	61
Asia	14	17	13	25	16
Europe	(1)	1	3	1	9

	70	73	523	250	185

Scotia Capital
Canada	(15)	124	37	38	33
United States	54	270	1,131	671	308
Other	67	155	79	45	71

	106	549	1,247	754	412

Other	(3)	(1)	(23)	(37)	(42)

Total	$490	$893	$2,029	$1,250	$765

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.

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Table 22 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2004	2003	2002
Personal loans	$241	$246	$241

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	(51)	9
Food and beverage	60	54	138
Forest products	(6)	19	15
Agriculture	41	25	3
Electrical and other machinery	(7)	42	57
Primary metals and mining	10	56	(2)
Other	15	25	181

	113	170	401
Automotive manufacturing and distribution	20	34	3
Banks and other financial services	—	—	(23)
Transportation	(24)	140	4
Wholesale and retail distribution, excluding automotive	81	25	20
Utilities	28	113	180
Telecommunications and cable	2	27	552
Real estate and construction	6	55	53
Media	—	—	24
Hotels	(6)	30	(1)
Government	1	1	1
Business services	—	67	33
Leisure & amusements	(16)	14	4
Other services	44	35	83

	249	711	1,334

	490	957	1,575
Argentina	—	(64)	454

Total specific provisions	$490	$893	$2,029

Table 23 Non-performing loans by type of borrower

	2004			2003
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross
Personal loans	$135	$(460)	$595	$321	$(436)	$757

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	—	—	—
Food and beverage	36	(97)	133	50	(88)	138
Forest products	3	(7)	10	10	(29)	39
Agriculture	18	(28)	46	14	(51)	65
Electrical and other machinery	32	(30)	62	49	(59)	108
Primary metals and mining	24	(63)	87	58	(88)	146
Other	64	(75)	139	69	(91)	160

	177	(300)	477	250	(406)	656
Automotive manufacturing and distribution	21	(29)	50	42	(66)	108
Banks and other financial services	9	(10)	19	2	(9)	11
Transportation	32	(49)	81	100	(140)	240
Wholesale and retail distribution, excluding automotive	40	(88)	128	20	(66)	86
Utilities	157	(121)	278	156	(138)	294
Telecommunications and cable	193	(38)	231	300	(86)	386
Real estate and construction	41	(112)	153	69	(124)	193
Media	3	(16)	19	7	(19)	26
Hotels	18	(25)	43	169	(70)	239
Government	—	(3)	3	—	(3)	3
Business services	3	(8)	11	15	(19)	34
Leisure & amusements	2	(10)	12	51	(40)	91
Other services	48	(52)	100	20	(97)	117

	744	(861)	1,605	1,201	(1,283)	2,484

	879	(1,321)	2,200	1,522	(1,719)	3,241
Allowance for credit losses - general	(1,375)			(1,475)

Net impaired loans after general allowance	$(496)			$47

72  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

CAPITAL

Table 24 Capital funding activity

Issues	Maturities/ Redemptions/Repurchases
Tier 1 Capital	Preferred shares
None	January 28, 2004	$250,000,000 Series 11 Non-cumulative Preferred Shares

Subordinated debentures
None

Table 25 Risk-weighted assets

As at October 31 ($ billions)			2004		2003
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted
On-balance sheet
—	0 - 20%	Cash resources	$17.2	$2.4	$20.6	$3.1
—	0 - 100%	Securities(1)	58.8	7.6	63.2	9.0
—	0 - 50%	Residential mortgages	68.8	22.4	61.5	19.4
—	0 - 100%	Loans and acceptances	110.0	80.7	117.0	85.2
—	0 - 100%	Other assets	24.4	5.1	23.6	5.0

		Total on-balance sheet	279.2	118.2	285.9	121.7

Off-balance sheet
		Indirect credit instruments
0%	—	One year and under credit commitments	67.0	—	76.2	—
20%	0 - 100%	Short-term trade letters of credit	0.8	0.2	0.7	0.1
50%	0 - 100%	Longer-term credit commitments	37.1	15.7	34.3	14.9
50%	0 - 100%	Performance guarantees	5.3	2.6	4.6	2.3
100%	0 - 100%	Standby letters of credit, letters of guarantee,
		securities lending and other commitments	13.2	7.0	16.6	8.9

			123.4	25.5	132.4	26.2

		Interest rate instruments
0 - 1.5%	0 - 50%	Futures and forward rate agreements	120.0	—	173.5	—
0 - 1.5%	0 - 50%	Interest rate swaps	472.3	1.8	484.1	2.2
0 - 1.5%	0 - 50%	Interest rate options	95.9	0.1	105.4	0.2

			688.2	1.9	763.0	2.4

		Foreign exchange instruments
1 - 7.5%	0 - 50%	Futures and foreign exchange contracts	186.1	2.1	189.8	2.0
1 - 7.5%	0 - 50%	Currency swaps	52.6	1.6	52.3	1.3
1 - 7.5%	0 - 50%	Currency options	5.7	0.1	6.6	0.1

			244.4	3.8	248.7	3.4

		Other derivative instruments
6 - 10%	0 - 50%	Equity swaps and options	23.3	0.5	20.6	0.4
6 - 15%	0 - 50%	Credit derivatives	18.8	0.3	17.4	0.3
7 - 15%	0 - 50%	Other	2.6	0.1	2.9	0.1

			44.7	0.9	40.9	0.8

		Total off-balance sheet	1,100.7	32.1	1,185.0	32.8

		Total gross and risk-weighted assets	1,379.9	150.3	1,470.9	154.5

		Impact of master netting		(2.7)		(3.1)

		Market risk — risk assets equivalent (1)		2.9		3.1

		Total	$1,379.9	$150.5	$1,470.9	$154.5

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

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OTHER INFORMATION

Table 26 Components of net income as a percentage of average total assets (1)

Taxable equivalent basis
For the fiscal years (%)	2004	2003	2002	2001	2000
Net interest income	2.16%	2.23%	2.34%	2.37%	2.26%
Provision for credit losses	(0.14)	(0.31)	(0.69)	(0.53)	(0.32)
Other income	1.52	1.39	1.33	1.50	1.54

Net interest and other income	3.54	3.31	2.98	3.34	3.48
Non-interest expenses	(2.06)	(1.99)	(2.01)	(2.08)	(2.16)
Restructuring provision and goodwill writeoff	—	—	—	—	0.01

Net income before the undernoted:	1.48	1.32	0.97	1.26	1.33
Provision for income taxes and non-controlling interest	(0.45)	(0.46)	(0.36)	(0.46)	(0.52)

Net income	1.03%	0.86%	0.61%	0.80%	0.81%
Average total assets ($ billions)	$284.0	$288.5	$296.9	$271.8	$238.7

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2004 — $274 million; 2003 — $278 million; 2002 — $268 million; 2001 — $230 million; 2000 — $194 million.

Table 27 General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
General allowance	$1,375	$1,475	$1,475	$1,475	$1,300

Unrealized gains (losses) on investment securities
Common and preferred shares	$502	$164	$(131)	$35	$466
Emerging market bonds	507	512	219	298	388
Other fixed income	39	27	(113)	204	9

	$1,048	$703	$(25)	$537	$863

Table 28 Assets under administration and management

As at September 30 ($ billions)	2004	2003	2002	2001	2000
Assets under administration
Personal
Retail brokerage	$54.2	$47.4	$41.0	$40.1	$44.9
Investment management and trust	53.4	56.6	57.1	51.2	47.3

	107.6	104.0	98.1	91.3	92.2

Mutual funds	15.8	14.2	14.4	14.1	10.5
Institutional	33.4	43.8	31.9	47.7	54.0

Total	$156.8	$162.0	$144.4	$153.1	$156.7

Assets under management
Personal	$7.5	$7.0	$7.8	$8.2	$8.7
Mutual funds	11.8	11.6	12.2	12.0	8.1
Institutional	1.9	1.4	1.5	1.7	2.0

Total	$21.2	$20.0	$21.5	$21.9	$18.8

Table 29 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2004	2003
Audit services	$13.1	$12.5
Audit-related services	0.5	0.5
Tax services outside of the audit scope	3.2	2.2
Other non-audit services	3.2	1.2

	$20.0	$16.4

74  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

Table 30 Selected quarterly information

	2004				2003
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income (TEB(1))	1,499	1,534	1,558	1,548	1,584	1,630	1,603	1,611
Total revenue (TEB(1))	2,495	2,569	2,807	2,588	2,591	2,639	2,568	2,645
Provision for credit losses	40	50	130	170	120	200	248	325
Non-interest expenses	1,461	1,472	1,523	1,406	1,494	1,453	1,429	1,355
Provision for income taxes (TEB(1))	239	264	313	251	250	291	225	296
Net income	708	733	786	704	660	626	596	595
Net income available to common shareholders	701	727	780	684	650	616	572	568

Operating performance
Basic earnings per share(2) ($)	0.70	0.72	0.77	0.68	0.64	0.61	0.57	0.56
Diluted earnings per share(2) ($)	0.69	0.71	0.75	0.67	0.63	0.60	0.56	0.55
Return on equity (%)	18.8	19.4	21.8	19.4	18.6	17.7	17.2	16.6
Productivity ratio (%)(TEB(1))	58.6	57.3	54.3	54.3	57.7	55.1	55.6	51.2
Net interest margin on total average assets (%)(TEB(1))	2.12	2.15	2.21	2.18	2.22	2.28	2.25	2.17

Balance sheet information ($ billions)
Cash and securities	75.9	85.0	81.3	81.6	83.8	78.9	77.3	74.5
Loans and acceptances	178.9	182.2	179.9	175.7	178.5	179.6	189.2	188.0
Total assets	279.2	286.9	283.6	281.5	285.9	282.2	291.7	289.6
Deposits	195.2	201.1	197.6	191.8	192.7	190.3	189.2	192.7
Preferred shares	0.6	0.6	0.6	0.6	0.8	0.8	0.8	1.1
Common shareholders’ equity	14.7	15.0	14.9	14.2	13.8	13.9	13.6	13.7
Assets under administration	156.8	162.1	162.3	167.7	162.0	161.2	154.9	154.9
Assets under management	21.2	21.2	20.9	20.5	20.0	20.2	19.6	20.7

Capital measures (%)
Tier 1 capital ratio	11.5	11.3	11.2	10.9	10.8	10.6	10.3	10.0
Total capital ratio	13.9	13.7	13.6	13.4	13.2	13.1	12.7	12.8
Common equity to risk-weighted assets	9.9	9.8	9.7	9.5	9.2	9.1	8.7	8.8
Tangible common equity to risk-weighted assets (3)	9.7	9.5	9.4	9.2	8.9	8.7	8.4	8.5
Risk-weighted assets ($ billions)	150.5	155.5	155.7	153.5	154.5	157.2	159.1	163.2

Credit quality
Net impaired loans after specific allowance(4) ($ millions)	879	1,198	1,371	1,487	1,522	1,792	1,853	2,034
General allowance for credit losses ($ millions)	1,375	1,425	1,475	1,475	1,475	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	0.49	0.66	0.76	0.85	0.85	1.00	0.98	1.08
Specific provision for credit losses as a % of average loans and acceptances	0.20	0.22	0.30	0.38	0.27	0.43	0.53	0.67

Common share information
Share price(2) ($)
High	40.00	36.88	37.45	34.24	33.70	32.19	27.90	27.38
Low	35.28	32.90	33.38	31.08	29.19	27.52	24.84	22.28
Close	39.60	36.60	35.15	33.75	32.74	30.24	27.90	25.35
Shares outstanding(2) (millions)
Average – Basic	1,008	1,008	1,011	1,011	1,012	1,010	1,007	1,009
Average – Diluted	1,024	1,024	1,028	1,027	1,028	1,027	1,023	1,025
End of period	1,009	1,008	1,009	1,011	1,011	1,012	1,008	1,007
Dividends per share(2) ($)	0.30	0.30	0.25	0.25	0.22	0.22	0.20	0.20
Dividend yield (%)	3.2	3.4	2.8	3.1	2.8	2.9	3.0	3.2
Dividend payout ratio(5) (%)	43.1	41.6	32.4	37.0	34.2	36.1	35.2	35.6
Market capitalization ($ billions)	39.9	36.9	35.5	34.1	33.1	30.6	28.1	25.5
Book value per share(2) ($)	14.56	14.86	14.73	14.05	13.67	13.76	13.50	13.56
Market value to book value multiple	2.7	2.5	2.4	2.4	2.4	2.2	2.1	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.0	13.0	13.5	13.8	13.2	12.6	11.4

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period .

2004 Scotiabank Annual Report  75

> MANAGEMENT’S DISCUSSION & ANALYSIS

Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2004	2003	2002	2001
Assets
Cash resources	$17,155	$20,581	$20,273	$20,160

Securities
Investment	15,717	20,293	21,602	25,450
Trading	43,056	42,899	34,592	27,834

	58,773	63,192	56,194	53,284

Loans
Residential mortgages	69,018	61,646	56,295	52,592
Personal and credit cards	30,182	26,277	23,363	20,116
Business and governments	57,384	64,313	77,181	79,460
Securities purchased under resale agreements	17,880	22,648	32,262	27,500

	174,464	174,884	189,101	179,668

Allowance for credit losses	2,696	3,217	3,430	4,236

	171,768	171,667	185,671	175,432

Other
Customers’ liability under acceptances	7,086	6,811	8,399	9,301
Trading derivatives’ market valuation	14,198	15,308	15,821	15,886
Land, buildings and equipment	1,872	1,944	2,101	2,325
Other assets	8,360	6,389	7,921	8,037

	31,516	30,452	34,242	35,549

	$279,212	$285,892	$296,380	$284,425

Liabilities and shareholders’ equity
Deposits
Personal	$79,020	$76,431	$75,558	$75,573
Business and governments	94,125	93,541	93,830	80,810
Banks	22,051	22,700	26,230	29,812

	195,196	192,672	195,618	186,195

Other
Acceptances	7,086	6,811	8,399	9,301
Obligations related to securities sold under repurchase agreements	19,428	28,686	31,881	30,627
Obligations related to securities sold short	7,585	9,219	8,737	6,442
Trading derivatives’ market valuation	14,054	14,758	15,500	15,453
Other liabilities	15,733	14,145	15,678	15,369
Non-controlling interest in subsidiaries	2,280	2,326	1,912	1,086

	66,166	75,945	82,107	78,278

Subordinated debentures	2,615	2,661	3,878	5,344

Shareholders’ equity
Capital stock
Preferred shares	550	800	1,275	1,775
Common shares and contributed surplus	3,229	3,141	3,002	2,920
Retained earnings and cumulative foreign currency translation	11,456	10,673	10,500	9,913

	15,235	14,614	14,777	14,608

	$279,212	$285,892	$296,380	$284,425

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

76  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31 ($ millions)	2000	1999	1998	1997	1996	1995(1)	1994
Assets
Cash resources	$18,744	$17,115	$22,900	$18,174	$14,737	$16,728	$11,388

Securities
Investment	19,565	20,030	17,392	17,091	15,835	13,820	17,093
Trading	21,821	13,939	12,108	10,908	10,070	8,154	8,473

	41,386	33,969	29,500	27,999	25,905	21,974	25,566

Loans
Residential mortgages	50,037	47,916	45,884	41,727	30,683	28,620	26,857
Personal and credit cards	17,988	16,748	18,801	17,764	16,801	15,343	13,421
Business and governments	78,172	69,873	76,542	59,353	50,408	47,741	44,438
Securities purchased under resale agreements	23,559	13,921	11,189	8,520	9,112	8,378	4,304

	169,756	148,458	152,416	127,364	107,004	100,082	89,020

Allowance for credit losses	2,853	2,599	1,934	1,625	1,568	2,295	2,241

	166,903	145,859	150,482	125,739	105,436	97,787	86,779

Other
Customers’ liability under acceptances	8,807	9,163	8,888	7,575	5,945	5,563	4,796
Trading derivatives’ market valuation	8,244	8,039	13,675	8,925	8,978	–	–
Land, buildings and equipment	1,631	1,681	1,759	1,716	1,523	1,485	1,200
Other assets	7,456	6,865	6,384	5,025	2,777	3,652	3,199

	26,138	25,748	30,706	23,241	19,223	10,700	9,195

	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189	$132,928

Liabilities and shareholders’ equity
Deposits
Personal	$68,972	$65,715	$62,656	$59,239	$47,768	$45,538	$42,431
Business and governments	76,980	64,070	70,779	56,928	44,981	41,747	35,660
Banks	27,948	26,833	32,925	22,808	25,145	24,060	21,664

	173,900	156,618	166,360	138,975	117,894	111,345	99,755

Other
Acceptances	8,807	9,163	8,888	7,575	5,945	5,563	4,796
Obligations related to securities sold under repurchase agreements	23,792	16,781	14,603	11,559	7,894	7,354	5,798
Obligations related to securities sold short	4,297	2,833	3,121	3,739	6,509	5,416	5,989
Trading derivatives’ market valuation	8,715	8,651	14,360	8,872	8,571	–	–
Other liabilities	14,586	11,667	9,787	9,731	7,387	6,809	7,158
Non-controlling interest in subsidiaries	729	198	173	137	101	133	175

	60,926	49,293	50,932	41,613	36,407	25,275	23,916

Subordinated debentures	5,370	5,374	5,482	5,167	3,251	3,249	3,016

Shareholders’ equity
Capital stock
Preferred shares	1,775	1,775	1,775	1,468	1,325	1,575	1,100
Common shares and contributed surplus	2,765	2,678	2,625	2,567	2,161	1,994	1,839
Retained earnings and cumulative foreign currency translation	8,435	6,953	6,414	5,363	4,263	3,751	3,302

	12,975	11,406	10,814	9,398	7,749	7,320	6,241

	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189	$132,928

2004 Scotiabank Annual Report  77

> MANAGEMENT’S DISCUSSION & ANALYSIS

Consolidated Statement of Income

For the year ended October 31
($ millions)	2004	2003	2002	2001
Interest income
Loans	$9,074	$9,945	$10,708	$13,049
Securities	2,662	2,859	3,087	3,062
Deposits with banks	441	442	573	872

	12,177	13,246	14,368	16,983

Interest expense
Deposits	4,790	5,222	5,519	8,233
Subordinated debentures	112	139	203	303
Other	1,410	1,735	1,971	2,247

	6,312	7,096	7,693	10,783

Net interest income	5,865	6,150	6,675	6,200
Provision for credit losses	390	893	2,029	1,425

Net interest income after provision for credit losses	5,475	5,257	4,646	4,775

Other income	4,320	4,015	3,942	4,071

Net interest and other income	9,795	9,272	8,588	8,846

Non-interest expenses
Salaries and employee benefits	3,452	3,361	3,344	3,220
Other(2)	2,410	2,370	2,630	2,442
Restructuring provisions following acquisitions	–	–	–	–

	5,862	5,731	5,974	5,662

Income before the undernoted	3,933	3,541	2,614	3,184
Provision for income taxes	793	784	601	876
Non-controlling interest in net income of subsidiaries	209	280	216	139

Net income	$2,931	$2,477	$1,797	$2,169

Preferred dividends paid and other	39	71	105	108

Net income available to common shareholders	$2,892	$2,406	$1,692	$2,061

Average number of common shares outstanding (millions)(3):
Basic	1,010	1,010	1,009	1,001
Diluted	1,026	1,026	1,026	1,018
Earnings per common share (in dollars)(3):
Basic	$2.87	$2.38	$1.68	$2.06
Diluted	$2.82	$2.34	$1.65	$2.02
Dividends per common share (in dollars)(3)	$1.10	$0.84	$0.73	$0.62

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, (b) in 1997, a $26 write off of goodwill, and (c) in 1994, a $162 write off of goodwill.

(3)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004 and the two-for-one stock split on February 12, 1998.

78 2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

For the year ended October 31
($ millions)	2000	1999(1)	1998	1997	1996	1995	1994
Interest income
Loans	$12,129	$10,654	$10,269	$8,082	$7,881	$8,007	$6,090
Securities	2,286	1,874	1,815	1,636	1,757	1,991	1,287
Deposits with banks	916	943	1,007	770	740	597	391

	15,331	13,471	13,091	10,488	10,378	10,595	7,768

Interest expense
Deposits	8,192	7,284	7,303	5,714	5,969	6,166	4,149
Subordinated debentures	324	314	354	260	214	209	172
Other	1,616	1,201	1,057	797	841	1,046	487

	10,132	8,799	8,714	6,771	7,024	7,421	4,808

Net interest income	5,199	4,672	4,377	3,717	3,354	3,174	2,960
Provision for credit losses	765	635	595	35	380	560	567

Net interest income after provision for credit losses	4,434	4,037	3,782	3,682	2,974	2,614	2,393

Other income	3,665	3,183	2,858	2,683	2,008	1,498	1,606

Net interest and other income	8,099	7,220	6,640	6,365	4,982	4,112	3,999

Non-interest expenses
Salaries and employee benefits	2,944	2,627	2,501	2,202	1,910	1,652	1,583
Other(2)	2,209	2,149	1,945	1,607	1,327	1,192	1,273
Restructuring provisions following acquisitions	(34)	(20)	–	250	(20)	–	175

	5,119	4,756	4,446	4,059	3,217	2,844	3,031

Income before the undernoted	2,980	2,464	2,194	2,306	1,765	1,268	968
Provision for income taxes	990	867	762	758	665	371	455
Non-controlling interest in net income of subsidiaries	64	46	38	34	31	21	31

Net income	$1,926	$1,551	$1,394	$1,514	$1,069	$876	$482

Preferred dividends paid and other	108	108	97	99	113	104	97

Net income available to common shareholders	$1,818	$1,443	$1,297	$1,415	$956	$772	$385

Average number of common shares outstanding (millions)(3):
Basic	991	986	982	958	937	914	875
Diluted	1,003	996	993	966	939	915	875
Earnings per common share (in dollars)(3):
Basic	$1.83	$1.46	$1.32	$1.48	$1.02	$0.84	$0.44
Diluted	$1.81	$1.45	$1.31	$1.46	$1.02	$0.84	$0.44
Dividends per common share (in dollars)(3)	$0.50	$0.44	$0.40	$0.37	$0.33	$0.31	$0.29

2004 Scotiabank Annual Report 79

> MANAGEMENT’S DISCUSSION & ANALYSIS

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2004	2003	2002		2001
Preferred shares
Bank:
Balance at beginning of year	$550	$1,025	$1,525		$1,525
Issued	–	–	–		–
Redeemed	(250)	(475)	(500)		–

Balance at end of year	300	550	1,025		1,525
Scotia Mortgage Investment Corporation	250	250	250		250

Total	550	800	1,275		1,775

Common shares and contributed surplus
Balance of common shares at beginning of year	3,140	3,002	2,920		2,765
Issued	117	163	101		155
Purchased for cancellation	(29)	(25)	(19)		–

Balance of common shares at end of year	3,228	3,140	3,002		2,920
Contributed surplus: Fair value of stock options	1	1	–		–

Total	3,229	3,141	3,002		2,920

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	10,673	10,500	9,913		8,435
Adjustments	–	–	(76	)(1)	(39	)(2)
Net income	2,931	2,477	1,797		2,169
Dividends: Preferred	(29)	(52)	(105)		(108)
Common	(1,110)	(849)	(732)		(621)
Net unrealized foreign exchange translation gains/(losses)	(709)	(1,176)	(137)		79
Purchase of shares and premium on redemption	(300)	(220)	(154)		–
Other	–	(7)	(6)		(2)

Balance at end of year	11,456	10,673	10,500		9,913

Total shareholders’ equity at end of year	$15,235	$14,614	$14,777		$14,608

Other Statistics(5)
Operating performance
Basic earnings per share ($)(6)	2.87	2.38	1.68		2.06

Diluted earnings per share ($)(6)	2.82	2.34	1.65		2.02

Return on equity (%)	19.9	17.6	13.0		17.3

Productivity ratio (%)(TEB)	56.0	54.9	54.9		53.9

Return on assets (%)	1.03	0.86	0.61		0.80

Net interest margin on total average assets (%)(TEB)	2.16	2.23	2.34		2.37

Capital measures
Tier 1 capital ratio (%)	11.5	10.8	9.9		9.3

Total capital ratio (%)	13.9	13.2	12.7		13.0

Assets to capital ratio(7)	13.8	14.4	14.5		13.5

Common equity to risk-weighted assets (%)	9.9	9.2	8.6		8.1

Tangible common equity to risk-weighted assets (%)	9.7	8.9	8.3		7.8

Common share information
Share price ($):(6)
High	40.00	33.70	28.10		25.25

Low	31.08	22.28	21.01		18.65

Close	39.60	32.74	22.94		21.93

Number of shares outstanding (millions)(6)	1,009	1,011	1,008		1,008

Dividends per share ($)(6)	1.10	0.84	0.73		0.62

Dividend payout (%)(8)	38.4	35.3	43.2		30.1

Dividend yield (%)(9)	3.1	3.0	3.0		2.8

Price to earnings multiple(10)	13.8	13.8	13.7		10.6

Book value per common share ($)(6)	14.56	13.67	13.39		12.74

Other information
Average total assets ($ millions)	283,986	288,513	296,852		271,843

Number of branches and offices	1,871	1,850	1,847		2,005

Number of employees(11)	43,928	43,986	44,633		46,804

Number of automated banking machines	4,219	3,918	3,693		3,761

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	Cumulative effect of adoption of new goodwill accounting standard.

(2)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(3)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.54%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(4)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.

(5)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

80 2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

For the year ended October 31 ($ millions)	2000	1999		1998	1997	1996		1995	1994
Preferred shares
Bank:
Balance at beginning of year	$1,525	$1,525		$1,218	$1,325	$1,575		$1,100	$1,300
Issued	–	–		311	143	100		675	–
Redeemed	–	–		(4)	(250)	(350)		(200)	(200)

Balance at end of year	1,525	1,525		1,525	1,218	1,325		1,575	1,100
Scotia Mortgage Investment Corporation	250	250		250	250	–		–	–

Total	1,775	1,775		1,775	1,468	1,325		1,575	1,100

Common shares and contributed surplus
Balance of common shares at beginning of year	2,678	2,625		2,567	2,161	1,994		1,839	1,429
Issued	87	53		58	406	167		155	410
Purchased for cancellation	–	–		–	–	–		–	–

Balance of common shares at end of year	2,765	2,678		2,625	2,567	2,161		1,994	1,839
Contributed surplus: Fair value of stock options	–	–		–	–	–		–	–

Total	2,765	2,678		2,625	2,567	2,161		1,994	1,839

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	6,953	6,414		5,363	4,263	3,751		3,302	3,175
Adjustments	–	(314	)(3)	–	–	(116	)(4)	–	–
Net income	1,926	1,551		1,394	1,514	1,069		876	482
Dividends: Preferred	(108)	(108)		(97)	(99)	(113)		(104)	(97)
Common	(496)	(429)		(393)	(355)	(305)		(283)	(253)
Net unrealized foreign exchange translation gains/(losses)	163	(160)		152	43	(19)		(15)	9
Purchase of shares and premium on redemption	–	–		–	–	–		–	–
Other	(3)	(1)		(5)	(3)	(4)		(25)	(14)

Balance at end of year	8,435	6,953		6,414	5,363	4,263		3,751	3,302

Total shareholders’ equity at end of year	$12,975	$11,406		$10,814	$9,398	$7,749		$7,320	$6,241

Other Statistics(5)
Operating performance
Basic earnings per share ($)(6)	1.83	1.46	(3)	1.32	1.48	1.02		0.84	0.44

Diluted earnings per share ($)(6)	1.81	1.45	(3)	1.31	1.46	1.02		0.84	0.44

Return on equity (%)	17.6	15.3	(3)	15.3	20.2	15.8		14.2	7.9

Productivity ratio (%)(TEB)	56.5	59.3		60.4	62.4	58.8		59.9	65.6

Return on assets (%)	0.81	0.68	(3)	0.65	0.85	0.67		0.64	0.40

Net interest margin on total average assets (%)(TEB)	2.26	2.11		2.11	2.13	2.18		2.31	2.62

Capital measures
Tier 1 capital ratio (%)	8.6	8.1		7.2	6.9	6.7		6.7	6.2

Total capital ratio (%)	12.2	11.9		10.6	10.4	8.9		9.6	9.6

Assets to capital ratio(7)	13.7	13.5		14.9	14.2	16.4		15.2	15.2

Common equity to risk-weighted assets (%)	7.3	6.9		6.0	5.8	5.5		5.4	5.4

Tangible common equity to risk-weighted assets (%)	7.0	6.7		5.7	5.6	5.5		5.4	5.4

Common share information
Share price ($):(6)
High	22.83	18.45		22.35	17.05	10.60		7.57	8.32

Low	13.03	14.30		11.40	10.28	7.10		6.07	5.79

Close	21.75	16.80		16.10	15.54	10.57		7.22	6.88

Number of shares outstanding (millions)(6)	996	989		984	980	950		929	905

Dividends per share ($)(6)	0.50	0.44		0.40	0.37	0.33		0.31	0.29

Dividend payout (%)(8)	27.3	29.7	(3)	30.3	25.1	31.9		36.7	65.8

Dividend yield (%)(9)	2.8	2.7		2.4	2.7	3.7		4.6	4.1

Price to earnings multiple(10)	11.9	11.5	(3)	12.2	10.5	10.4		8.5	15.6

Book value per common share ($)(6)	11.25	9.74		9.18	8.09	6.76		6.18	5.68

Other information
Average total assets ($ millions)	238,664	229,037		213,973	179,176	158,803		137,988	120,619

Number of branches and offices	1,695	1,654		1,741	1,658	1,464		1,460	1,454

Number of employees(11)	40,946	40,894		42,046	38,648	34,592		33,717	33,272

Number of automated banking machines	2,669	2,322		2,244	2,030	1,526		1,429	1,381

(6)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004 and the two-for-one stock split on February 12, 1998.

(7)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(8)	Dividend payments as a percentage of net income available to common shareholders.

(9)	Based on the average of the high and low common share price for the year.

(10)	Based on the closing common share price.

(11)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

2004 Scotiabank Annual Report 81

82     2004 Scotiabank Annual Report

2004 CONSOLIDATED FINANCIAL STATEMENTS

Page	Audited Financial Statements:
84	Management’s Responsibility for Financial Information
84	Shareholders’ Auditors’ Report
85	Consolidated Balance Sheet
86	Consolidated Statement of Income
87	Consolidated Statement of Changes in Shareholders’ Equity
88	Consolidated Statement of Cash Flows
89	Notes to the Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

     The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such audit in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit and findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh President and Chief Executive Officer	Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer

Toronto, November 30, 2004

Shareholders’ Auditors’ Report

To the Shareholders of The Bank of Nova Scotia

We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2004 and 2003, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants	Toronto, November 30, 2004

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

As at October 31 ($ millions)	2004	2003
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,921	$1,373
Interest-bearing deposits with banks	12,932	17,111
Precious metals	2,302	2,097

	17,155	20,581

Securities (Note 3)
Investment	15,717	20,293
Trading	43,056	42,899

	58,773	63,192

Loans (Note 4)
Residential mortgages	69,018	61,646
Personal and credit cards	30,182	26,277
Business and governments	57,384	64,313
Securities purchased under resale agreements	17,880	22,648

	174,464	174,884
Allowance for credit losses (Note 5 b))	2,696	3,217

	171,768	171,667

Other
Customers’ liability under acceptances	7,086	6,811
Trading derivatives’ market valuation (Note 22 d))	14,198	15,308
Land, buildings and equipment (Note 6)	1,872	1,944
Goodwill (Note 7)	261	270
Other intangible assets (Note 7)	240	284
Other assets (Note 8)	7,859	5,835

	31,516	30,452

	$279,212	$285,892

Liabilities and shareholders’ equity
Deposits (Note 9)
Personal	$79,020	$76,431
Business and governments	94,125	93,541
Banks	22,051	22,700

	195,196	192,672

Other
Acceptances	7,086	6,811
Obligations related to securities sold under repurchase agreements	19,428	28,686
Obligations related to securities sold short	7,585	9,219
Trading derivatives’ market valuation (Note 22 d))	14,054	14,758
Other liabilities (Note 10)	15,733	14,145
Non-controlling interest in subsidiaries (Note 11)	2,280	2,326

	66,166	75,945

Subordinated debentures (Note 12)	2,615	2,661

Shareholders’ equity
Capital stock (Note 13)
Preferred shares	550	800
Common shares and contributed surplus	3,229	3,141
Retained earnings	13,239	11,747
Cumulative foreign currency translation	(1,783)	(1,074)

	15,235	14,614

	$279,212	$285,892

Arthur R.A. Scace Chairman of the Board	Rick Waugh President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2004	2003	2002
Interest income
Loans	$9,074	$9,945	$10,708
Securities	2,662	2,859	3,087
Deposits with banks	441	442	573

	12,177	13,246	14,368

Interest expense
Deposits	4,790	5,222	5,519
Subordinated debentures	112	139	203
Other	1,410	1,735	1,971

	6,312	7,096	7,693

Net interest income	5,865	6,150	6,675
Provision for credit losses (Note 5 b) and Note 23)	390	893	2,029

Net interest income after provision for credit losses	5,475	5,257	4,646

Other income
Card revenues	231	204	280
Deposit and payment services	646	593	556
Mutual funds	171	161	174
Investment management, brokerage and trust services	504	455	473
Credit fees	583	684	671
Trading revenues	476	501	439
Investment banking	648	673	592
Net gain on investment securities (Note 3)	477	159	179
Securitization revenues	111	140	162
Other	473	445	416

	4,320	4,015	3,942

Net interest and other income	9,795	9,272	8,588

Non-interest expenses
Salaries and employee benefits	3,452	3,361	3,344
Premises and technology	1,139	1,156	1,183
Communications	248	251	281
Advertising and business development	210	199	208
Professional	163	141	136
Business and capital taxes	142	144	168
Other	508	448	417
Loss on disposal of subsidiary operations (Note 23)	—	31	237

	5,862	5,731	5,974

Income before the undernoted	3,933	3,541	2,614
Provision for income taxes (Note 15)	793	784	601
Non-controlling interest in net income of subsidiaries	209	280	216

Net income	$2,931	$2,477	$1,797

Preferred dividends paid and other	39	71	105

Net income available to common shareholders	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions)(1) (Note 17):
Basic	1,010	1,010	1,009
Diluted	1,026	1,026	1,026

Earnings per common share (in dollars)(1) (Note 17):
Basic	$2.87	$2.38	$1.68
Diluted	$2.82	$2.34	$1.65
Dividends per common share (in dollars)(1)	$1.10	$0.84	$0.73

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

	For the year ended October 31 ($ millions)	2004	2003	2002
	Preferred shares (Note 13)
	Bank:
	Balance at beginning of year	$550	$1,025	$1,525
	Redeemed	(250)	(475)	(500)

	Balance at end of year	300	550	1,025
	Scotia Mortgage Investment Corporation	250	250	250

	Total	550	800	1,275

	Common shares and contributed surplus
	Common shares (Note 13):
	Balance at beginning of year	3,140	3,002	2,920
	Issued	117	163	101
	Purchased for cancellation	(29)	(25)	(19)

	Balance at end of year	3,228	3,140	3,002
	Contributed surplus: Fair value of stock options (Note 14)	1	1	—

	Total	3,229	3,141	3,002

	Retained earnings
	Balance at beginning of year	11,747	10,398	9,674
	Cumulative effect of adoption of new accounting standard	—	—	(76	)(1)

		11,747	10,398	9,598
	Net income	2,931	2,477	1,797
Dividends:	Preferred	(29)	(52)	(105)
	Common	(1,110)	(849)	(732)
	Purchase of shares and premium on redemption	(300)	(220)	(154)
	Other	—	(7)	(6)

	Balance at end of year	13,239	11,747	10,398

	Cumulative foreign currency translation
	Balance at beginning of year	(1,074)	102	239
	Net unrealized foreign exchange translation gains/(losses)(2)	(709)	(1,176)	(137	)(3)

	Balance at end of year	(1,783)	(1,074)	102

	Total shareholders’ equity at end of year	$15,235	$14,614	$14,777

(1)	Refer to Note 7.

(2)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(1,085) (2003 — $(2,185); 2002 — $(128)), gains/(losses) from related foreign exchange hedging activities of $376 (2003 — $1,009; 2002 — $(31)), reversal of prior years’ foreign exchange losses which were recognized in the Consolidated Statement of Income of nil (2003 — nil; 2002 — $12) and other of nil (2003 — nil; 2002 — $10).

(3)	Includes unrealized foreign exchange gains of $107 arising in fiscal 2002 from the translation of the net investment position in Scotiabank Quilmes, which were recorded in cumulative foreign currency translation. On disposal of Scotiabank Quilmes’ operations (refer to Note 23), the lifetime foreign exchange gains of $95 were transferred to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2004	2003	2002
Cash flows from operating activities
Net income	$2,931	$2,477	$1,797
Adjustments to net income to determine cash flows:
Depreciation and amortization	216	237	271
Provision for credit losses	390	893	2,029
Future income taxes	(87)	(108)	104
Net gain on investment securities	(477)	(159)	(179)
Loss on disposal of subsidiary operations (Note 23)	—	—	237
Net accrued interest receivable and payable	(103)	406	(147)
Trading securities	(1,514)	(10,218)	(7,402)
Trading derivatives’ market valuation, net	350	(375)	105
Other, net	(728)	(263)	136

	978	(7,110)	(3,049)

Cash flows from financing activities
Deposits	8,106	10,941	14,846
Obligations related to securities sold under repurchase agreements	(8,011)	722	2,671
Obligations related to securities sold short	(1,528)	653	2,314
Subordinated debenture redemptions/repayments	—	(1,059)	(1,421)
Capital stock issued	114	163	101
Capital stock redeemed/purchased for cancellation	(579)	(720)	(673)
Cash dividends paid	(1,139)	(901)	(837)
Other, net	(230)	(415)	1,199

	(3,267)	9,384	18,200

Cash flows from investing activities
Interest-bearing deposits with banks	3,483	(2,061)	(117)
Loans, excluding securitizations	(7,998)	(903)	(20,244)
Loan securitizations	3,514	2,443	2,241
Investment securities:
Purchases	(24,471)	(26,566)	(29,434)
Maturities	14,742	10,685	10,665
Sales	14,384	15,168	21,302
Land, buildings and equipment, net of disposals	(228)	(135)	(38)
Other, net(1)	(59)	(449)	198

	3,367	(1,818)	(15,427)

Effect of exchange rate changes on cash and cash equivalents	(54)	(148)	(96)

Net change in cash and cash equivalents(2)	1,024	308	(372)
Cash and cash equivalents at beginning of year	897	589	961

Cash and cash equivalents at end of year	$1,921	$897	$589

Represented by:
Cash and non-interest-bearing deposits with banks	$1,921	$1,373	$1,664
Cheques and other items in transit, net liability(2)	—	(476)	(1,075)

Cash and cash equivalents at end of year	$1,921	$897	$589

Cash disbursements made for:
Interest	$6,417	$6,971	$8,332
Income taxes	$758	$421	$817

(1)	Includes: investments in subsidiaries of $59 (2003 — $487; 2002 — $61), less cash and cash equivalents at the date of acquisition of nil (2003 — $38; 2002 — $15); elimination of the net liability for cash and cash equivalents on disposal of subsidiary operations of nil (2003 — nil; 2002 — $106); and net proceeds from dispositions of business units of nil (2003 — nil; 2002 — $138).

(2)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents and had the effect of increasing the 2004 net change in cash and cash equivalents by $519. These changes resulted from a new Canadian Institute of Chartered Accountants’ standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page	Note
90	1.	Significant accounting policies
94	2.	Future accounting changes
95	3.	Securities
96	4.	Loans
98	5.	Impaired loans and allowance for credit losses
98	6.	Land, buildings and equipment
99	7.	Goodwill and other intangible assets
99	8.	Other assets
100	9.	Deposits
100	10.	Other liabilities
100	11.	Non-controlling interest in subsidiaries
101	12.	Subordinated debentures
102	13.	Capital stock
103	14.	Stock-based compensation
105	15.	Corporate income taxes
106	16.	Employee future benefits
108	17.	Earnings per common share
108	18.	Related party transactions
108	19.	Segmented results of operations
111	20.	Guarantees, commitments and contingent liabilities
113	21.	Financial instruments
116	22.	Derivative instruments
119	23.	Argentine charges
120	24.	Acquisitions
120	25.	Sale of business
121	26.	Reconciliation of Canadian and United States generally accepted accounting principles

CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies

The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 26 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, and other-than-temporary impairment of investment securities. Therefore, actual results could differ from these and other estimates.

     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.

     Investments in associated corporations where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations, and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.

     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation in the Consolidated Balance Sheet to the Consolidated Statement of Income.

     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income-trading revenues in the Consolidated Statement of Income.

     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.

Precious metals

Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

Securities

Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to interest income — securities over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income — net gain on investment securities in the Consolidated Statement of Income.

     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income — trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in salaries and employee benefits expense in the Consolidated Statement of Income.

Loans

Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.

     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

CONSOLIDATED FINANCIAL STATEMENTS

     Foreclosed assets received after April 30, 2003 meeting specified criteria are considered to be held for sale and recorded in other assets in the Consolidated Balance Sheet at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business. Prior to May 1, 2003, foreclosed assets were included in impaired loans and presumed to be held for sale.

     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.

Obligations related to securities sold short

The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.

Allowance for credit losses

The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

Specific allowances

Specific allowances, except those relating to credit card loans, certain personal loans and certain international residential mortgages, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, certain personal loans and certain international residential mortgages are calculated using a formula method taking into account recent loss experience.

General allowance

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio.

Change in accounting policy:

Prior to fiscal 2004, the Bank maintained a country risk allowance. Effective November 1, 2003, the country risk allowance related to investment securities ($363 million) is no longer disclosed as part of the allowance for credit losses [refer to Note 5b)], but continues to be deducted from investment securities. The balance of the country risk allowance ($23 million) was related to impaired loans, and was reclassified to the specific allowance. This change in presentation was made following the Canadian Institute of Chartered Accountants’ (CICA) elimination of industry practice as a source of GAAP.

Sales of loans

Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and

CONSOLIDATED FINANCIAL STATEMENTS

discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.

     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.

     On November 1, 2002, the Bank established a new accounting policy for the sale of performing loans (other than by way of securitization), which is one of its credit risk management strategies. As such, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses.

Acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.

Land, buildings and equipment

Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years and leasehold improvements —term of lease plus one renewal option period.

     Net gains and losses on disposal are included in other income — other, in the Consolidated Statement of Income, in the year of disposal.

Change in accounting policy:

Effective November 1, 2003, qualifying costs incurred for computer software are capitalized and depreciated on a prospective basis. This change was made following the CICA’s elimination of industry practice as a source of GAAP. Prior to this date, these costs were expensed as incurred. The adoption of this accounting policy did not have a material impact on the Bank’s results of operations for fiscal 2004.

Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.

     Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.

     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

Derivative instruments

Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

     The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

     Derivative instruments designated as “trading” include derivatives entered into with customers to accommodate their risk management needs and derivatives transacted to generate trading income from the Bank’s proprietary trading positions. Trading derivatives are carried at their fair values [refer to Note 22d)]. In determining the fair value of trading derivatives, a deferral is made to cover credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income — trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.

     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes. Commencing in 2004, the criteria to designate hedges for accounting purposes are more stringent and formalized (see Change in accounting policy below).

     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value on

CONSOLIDATED FINANCIAL STATEMENTS

the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income — other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.

     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.

Change in accounting policy:

Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the CICA. This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million from asset/liability management derivatives that did not qualify for hedge accounting under the new criteria. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations for fiscal 2004.

Employee future benefits

The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.

     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.

     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal plans, these periods range from 11 to 22 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal plans, these periods range from 11 years to 22 years. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.

     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.

Stock-based compensation

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 14.

     In December 2001, the CICA issued a new accounting standard for stock-based compensation and other stock-based payments. The new standard required the use of a fair-value-based method to account for certain stock-based compensation arrangements, and encouraged, but did not require, fair value accounting for employee stock options. The Bank adopted this new standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans, including employee stock options. The transition to this standard did not have an impact on the consolidated financial statements as at the date of adoption.

     Furthermore, in November 2003, the CICA amended the standard on stock-based compensation and stock-based payments to require employee stock options to be accounted for using a fair-value-based method. This change did not impact the Bank’s current accounting for stock-based compensation or other stock-based payments.

     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

     Commencing November 1, 2002, new stock option grants to employees have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Tandem SARs were also retroactively attached to the fiscal 2002 employee stock option grants. Options with Tandem SARs are accounted for in the same manner as the Bank’s other stock-based compensation plans as described below. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.

     Effective November 1, 2002, new stock option grants to non-officer directors (which do not have Tandem SAR features) are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.

     The Bank’s other stock-based compensation plans (including stock options with Tandem SAR features) are awards that may call

CONSOLIDATED FINANCIAL STATEMENTS

for settlement in cash and therefore, are accounted for as a liability. Changes in the Bank’s obligations under these stock-based compensation plans, which arise from fluctuations in the market price of the Bank’s common shares underlying these compensation plans, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2. Future accounting changes

The following summarizes the known and finalized accounting policy changes that are relevant to the Bank’s Consolidated Financial Statements in 2005.

Consolidation of variable interest entities (VIEs)

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard.

     A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Bank commencing November 1, 2004.

     The following is a summary by VIE category of the presently estimated financial statement impact of this new guideline. Accounting standard setters continue to deliberate implementation issues associated with this guideline. As implementation issues are addressed and revisions to the accounting guidance are made, the estimated effects of this new guideline, as discussed below, may change.

Securitization vehicles

The Bank administers three multi-seller commercial paper conduit programs. The programs involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper (totalling $7 billion as at October 31, 2004). The sellers continue to service the assets and absorb first losses for their portion of the program. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program and, in some instances, is the counterparty to derivatives contracts with these conduits and provides them a large portion of the backstop liquidity and partial credit enhancement facilities. As a result, under the new accounting guideline, the Bank is considered the primary beneficiary for these programs and will consolidate them as of November 1, 2004. The Bank continues to assess restructuring alternatives that may require these programs to be deconsolidated in the future.

     The Bank has historically securitized portions of its personal loan and mortgage portfolios [as discussed in Note 4 b)]. The Bank will not consolidate the related securitization vehicles as they are exempt under the new guideline.

Scotiabank Trust Securities

The Bank has issued $2.0 billion in innovative Tier 1 capital using two trust structures: BNS Capital Trust and Scotiabank Capital Trust [refer to Note 11]. These structures are considered to be VIEs under the new accounting guideline. The Bank is the primary beneficiary for BNS Capital Trust, and will continue to consolidate this structure. However, the Bank is not the primary beneficiary for Scotiabank Capital Trust. As a result, the Bank will deconsolidate $1.5 billion of non-controlling interest in subsidiaries and record this amount on the Consolidated Balance Sheet as a deposit liability. This change is estimated to increase interest expense by $97 million for the year ending October 31, 2005, with the non-controlling interest in net income of subsidiaries decreasing by $97 million. The change will not impact net income available to common shareholders or earnings per share. As well, this change will not impact the Bank’s capital ratios as the Superintendent has confirmed that existing securities issued under these trust structures will remain as eligible Tier 1 capital. The Bank continues to hold a significant interest in Scotiabank Capital Trust resulting in a maximum loss exposure to this entity of $77 million as at October 31, 2004.

Personal and corporate trust, and mutual fund structures

Certain personal and corporate trust, and mutual fund structures are VIEs under the new accounting guideline as there is a disproportionate relationship between the control of the assets and the rights to the investment returns and losses. The Bank has no exposure to loss on these structures as it does not guarantee the performance of the underlying assets, nor does it have the right to these assets except for the collection of fees and expense recoveries. Accordingly, the Bank is not the primary beneficiary of those personal and corporate trust, and mutual fund structures that are VIEs. As a result, the Bank will continue not to consolidate such structures.

Other

The Bank is involved with other entities or structures such as investment vehicles, collateralized debt obligation vehicles, and synthetic leases, which total $6 billion. The Bank is the primary beneficiary of certain of these structures. As a result, the Bank will consolidate these structures on November 1, 2004, and total assets and liabilities will increase by less than $1 billion.

Liabilities and equity

In January 2004, the CICA issued a new pronouncement amending the accounting for certain financial instruments, which have the characteristics of both a liability and equity. This pronouncement requires those instruments that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity. This change in accounting would be applied retroactively, with restatement of comparative amounts, and is effective for the Bank commencing November 1, 2004.

     The Bank expects that the $250 million of preferred shares issued by Scotia Mortgage Investment Corporation and $500 million of Scotiabank Trust Securities issued by BNS Capital Trust will be reclassified from shareholders’ equity and non-controlling interest in subsidiaries, respectively, to liabilities. This change is estimated to increase interest expense by $53 million for the year ending October 31, 2005, and decrease the provision for income taxes, non-controlling interest in net income of subsidiaries, and preferred dividends paid by an estimated $7 million, $37 million, and $9 million, respectively. However, these changes will not impact net income available to common shareholders or earnings per share. As well, the Bank’s capital ratios will not be impacted as the Superintendent has confirmed that these existing securities will remain eligible as Tier 1 capital.

     The effect of applying this retroactively will result in the following restatements for 2004: increase in interest expense of $67 million (2003 — $100 million), decrease in provision for income taxes, non-controlling interest in net income of subsidiaries, and preferred dividends paid of $7 million, $37 million, and $23 million (2003 — $7 million, $37 million and $56 million), respectively.

CONSOLIDATED FINANCIAL STATEMENTS

3. Securities

	Remaining term to maturity					2004	2003
					No
	Within	Three to	One to	Over	specific	Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity	value	value
Investment securities:
Canadian federal government debt	$1,382	$209	$54	$13	$—	$1,658	$2,662
Canadian provincial and municipal debt	202	114	68	—	—	384	474
U.S. treasury and other U.S. agencies	33	9	1,081	263	—	1,386	2,415
Other foreign governments	611	563	1,766	1,423	—	4,363	5,321
Bonds of designated emerging markets	—	17	86	605	—	708	716
Other debt	334	695	2,205	1,119	—	4,353	5,413
Preferred shares	—	—	—	—	760 (1)	760	875
Common shares	—	—	—	—	1,964	1,964	2,265
Associated corporations	—	—	—	5	136 (2)	141	152

Total	2,562	1,607	5,260	3,428	2,860	15,717	20,293

Trading securities(3):
Canadian federal government debt	386	421	3,349	1,296	—	5,452	8,264
Canadian provincial and municipal debt	278	228	632	1,785	—	2,923	3,661
U.S. treasury and other U.S. agencies	—	—	386	325	—	711	2,057
Other foreign governments	1,061	1,399	2,742	24	—	5,226	4,988
Common shares	—	—	—	—	21,447	21,447	17,252
Other	1,730	1,267	2,598	1,180	522	7,297	6,677

Total	3,455	3,315	9,707	4,610	21,969	43,056	42,899

Total securities	$6,017	$4,922	$14,967	$8,038	$24,829	$58,773	$63,192

Total by currency (in Canadian equivalent):
Canadian dollar	$3,126	$1,724	$4,863	$3,870	$20,617	$34,200	$36,661
U.S. dollar	725	931	5,769	3,254	3,849	14,528	15,632
Other currencies	2,166	2,267	4,335	914	363	10,045	10,899

Total securities	$6,017	$4,922	$14,967	$8,038	$24,829	$58,773	$63,192

(1)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(2)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(3)	Trading securities are carried at market value.

An analysis of unrealized gains and losses on investment securities is as follows:

	2004				2003
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value
Canadian federal government debt	$1,658	$—	$—	$1,658	$2,662	$29	$—	$2,691
Canadian provincial and municipal debt	384	1	—	385	474	4	—	478
U.S. treasury and other U.S. agencies	1,386	8	1	1,393	2,415	5	3	2,417
Other foreign governments	4,363	408	11	4,760	5,321	468	38	5,751
Bonds of designated emerging markets	708	360	2	1,066	716	314	—	1,030
Other debt	4,353	84	9	4,428	5,413	126	24	5,515
Preferred shares	760	31	11	780	875	34	22	887
Common shares	1,964	535	39	2,460	2,265	232	244	2,253
Associated corporations	141	—	—	141	152	—	—	152

Total investment securities	$15,717	$1,427	$73	$17,071	$20,293	$1,212	$331	$21,174

The net unrealized gain on investment securities of $1,354 million (2003 — $881 million) decreases to a net unrealized gain of $1,048 million (2003 — $703 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

CONSOLIDATED FINANCIAL STATEMENTS

An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2004	2003	2002
Realized gains	$691	$492	$1,031
Realized losses and impairment writedowns	214	333	852

Net gain on investment securities	$477	$159	$179

4. Loans

a) Loans outstanding

The Bank’s loans net of unearned income and the allowance for credit losses in respect of loans are as follows(1):

As at October 31 ($ millions)	2004	2003
Canada:
Residential mortgages	$64,347	$57,410
Personal and credit cards	26,296	22,175
Business and governments	22,294	22,287
Securities purchased under resale agreements	11,450	9,693

	124,387	111,565

United States:
Business, governments and other	10,591	14,814
Securities purchased under resale agreements	3,174	9,715

	13,765	24,529

Other international:
Personal lending	8,513	8,292
Business and governments	24,543	27,258
Securities purchased under resale agreements	3,256	3,240

	36,312	38,790

	174,464	174,884
Less: allowance for credit losses	2,696	3,217

Total(2)	$171,768	$171,667

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $30,590 (2003 — $40,770) and loans denominated in other foreign currencies amount to $20,753 (2003 — $23,155).

b) Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. The weighted average key assumptions used to measure fair value at the dates of securitization were a prepayment rate of 15.6% (2003 — 14.3%; 2002 — 13.3%), an excess spread of 1.2% (2003 — 1.4%; 2002 —1.4%), and a discount rate of 4.2% (2003 — 4.3%; 2002 — 4.9%).

No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2004	2003	2002
Net cash proceeds	$3,514	$2,443	$2,241
Retained interest	106	89	80
Retained servicing liability	(23)	(16)	(15)

	3,597	2,516	2,306
Residential mortgages securitized	3,537	2,467	2,272

Net gain on sale	$60	$49	$34

CONSOLIDATED FINANCIAL STATEMENTS

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2004	2003
Carrying value of the retained interest ($)	209	150
Fair value of the retained interest ($)	222	150
Weighted average life (in years)	4	4

Prepayment rate (%)	14.5	13.8
Impact on fair value of a 10% adverse change ($)	(7)	(3)
Impact on fair value of a 20% adverse change ($)	(14)	(5)

Residual cash flow annual discount rate (%)	3.0-4.5	2.8-4.3
Impact on fair value of a 10% adverse change ($)	(2)	(1)
Impact on fair value of a 20% adverse change ($)	(4)	(2)

Excess spread (%)	1.3	1.4
Impact on fair value of a 10% adverse change ($)	(20)	(14)
Impact on fair value of a 20% adverse change ($)	(40)	(27)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

Information on total securitized loan assets is summarized as follows:

	2004			2003			2002
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
Mortgages	$7,523	$—	$—	$5,248	$—	$—	$3,829	$—	$—
Personal and credit cards	1,319	5	5	2,417	12	16	3,376	20	23

Total	$8,842	$5	$5	$7,665	$12	$16	$7,205	$20	$23

CONSOLIDATED FINANCIAL STATEMENTS

5. Impaired loans and allowance for credit losses

a) Impaired loans

			Specific	2004	2003
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net
By loan type:
Residential mortgages	$274		$(178)	$96	$232
Personal and credit cards	321		(282)	39	89
Business and governments	1,605		(861)	744	1,201

Total	$2,200	(3)(4)	$(1,321)	$879	$1,522

By geography:
Canada				$144	$241
United States				442	650
Other International				293	631

Total				$879	$1,522

(1)	Gross impaired loans denominated in U.S. dollars amount to $940 (2003 — $1,555) and those denominated in other foreign currencies amount to $779 (2003 — $1,080).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $865 (2003 — $1,290).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $110 (2003 — $154).

(4)	Average balance of gross impaired loans totalled $2,989 (2003 — $3,848).

b) Allowance for credit losses

	Specific	Country risk	General
As at October 31 ($ millions)	allowance	allowance(1)	allowance	2004	2003	2002
Balance at beginning of year	$1,719	$386	$1,475	$3,580	$3,848	$4,697
Presented with securities	—	(363)	—	(363)	—	—
Reclassified to specific allowance	23	(23)	—	—	—	—
Write-offs(2)	(982)	—	—	(982)	(948)	(2,403)
Recoveries	158	—	—	158	164	169
Provision for (reversal of) credit losses	490	—	(100)	390 (3)	893	2,029
Disposal of Scotiabank Quilmes operations (including foreign exchange thereon)	—	—	—	—	—	(504)
Other, including foreign currency adjustment	(79)	—	—	(79)	(377)	(140)

Balance at end of year(3)	$1,329	$—	$1,375	$2,704	$3,580 (1)	$3,848 (1)

(1)	Effective November 1, 2003, the country risk allowance related to investment securities ($363) is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities. The balance of the country risk allowance ($23) was related to impaired loans, and was reclassified to the specific allowance. As at October 31, 2002, the country risk allowance was $481, which included $418 that was deducted from investment securities.

(2)	Write-offs of loans restructured during the year were $10 (2003 — $40; 2002 — nil).

(3)	As at October 31, 2004, $8 (October 31, 2003 — nil; October 31, 2002 — nil) has been recorded in other liabilities.

6. Land, buildings and equipment

			2004	2003
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value
Land	$236	$—	$236	$241
Buildings	1,382	377	1,005	1,056
Equipment and computer software	2,392	1,945	447	455
Leasehold improvements	664	480	184	192

Total	$4,674	$2,802	$1,872	$1,944

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $189 million (2003 — $208 million; 2002 — $243 million).

CONSOLIDATED FINANCIAL STATEMENTS

7. Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods [refer to Note 1].

     Upon completion of its transitional goodwill impairment test, the Bank determined that unamortized goodwill of $76 million relating to Scotiabank Quilmes as at November 1, 2001, was impaired under the new fair-value-based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill on the Consolidated Balance Sheet.

     The Bank determined that of its intangible assets only goodwill has an indefinite life. Accordingly, the Bank continues to amortize the other intangible assets on a straight-line basis over their estimated useful lives, not exceeding 20 years.

Goodwill

The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2004	2003		2002
Balance at beginning of year	$115	$142	$13	$270	$299		$400
Cumulative effect of adoption of new accounting standard	—	—	—	—	—		(76)

	115	142	13	270	299		324
Acquisitions	—	—	—	—	76		28
Impairment	—	—	—	—	—		—
Adjustment to goodwill	—	—	—	—	(95	)(1)	(37	)(1)
Effects of foreign exchange and other	—	(7)	(2)	(9)	(10)		(16)

Balance at end of year	$115	$135	$11	$261	$270		$299

Intangible assets

	Gross
	carrying	Accumulated	2004	2003	2002
As at October 31 ($ millions)	amount	amortization	Net	Net	Net
Intangible assets	$396 (1)	$156	$240	$284	$305

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2004, was $27 million (2003 — $29 million; 2002 — $28 million).

(1)	During 2004, the Bank recognized income tax benefits of $94 (2003 — $102; 2002 — $37), relating to pre-acquisition income tax loss carryforwards that had not been reflected in the purchase price equation at the date of acquisition. These income tax benefits have been applied first to decrease goodwill by nil (2003 — $95; 2002 —$37) and then to reduce intangible assets by $18 (2003 — $7; 2002 — nil).

8. Other assets

As at October 31 ($ millions)	2004	2003
Accrued interest	$1,608	$1,668
Accounts receivable	1,020	1,331
Future income tax assets (Note 15)	1,055	982
Other(1)	4,176	1,854

Total	$7,859	$5,835

     (1) As at October 31, 2004, foreclosed assets held for sale were $64 (2003 — $87).

CONSOLIDATED FINANCIAL STATEMENTS

9. Deposits

	Payable
	on demand		Payable	Payable on
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing	after notice	a fixed date	2004	2003
Personal	$1,494	$1,272	$29,293	$46,961	$79,020	$76,431
Business and governments	10,071	7,857	12,237	63,960	94,125	93,541
Banks	79	397	451	21,124	22,051	22,700

Total	11,644	9,526	41,981	132,045	195,196	192,672

Recorded in:
Canada					136,949	127,058
United States					9,592	12,199
Other International					48,655	53,415

Total(1)					$195,196	$192,672

(1)	Deposits denominated in U.S. dollars amount to $49,923 (2003 — $53,556) and deposits denominated in other foreign currencies amount to $29,193 (2003 — $33,059).

10. Other liabilities

As at October 31 ($ millions)	2004	2003
Accrued interest	$2,107	$2,241
Accounts payable and accrued expenses	3,280	2,581
Deferred income	341	496
Liabilities of subsidiaries, other than deposits	919	1,134
Gold and silver certificates	2,018	2,271
Future income tax liabilities (Note 15)	56	70
Other	7,012	5,352

Total	$15,733	$14,145

11. Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2004	2003
Non-controlling interest in common equity of subsidiaries	$280	$326
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust (Note 13 (6))	500	500
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust (Note 13 (7))	750	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust (Note 13 (8))	750	750

Total	$2,280	$2,326

CONSOLIDATED FINANCIAL STATEMENTS

12. Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)
Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2004	2003
September 2008	6.25	US $250	$305	$330
February 2011	7.4	Redeemable at any time. After February 8, 2006, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	300	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.3	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	325	325
June 2025	8.9	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	260	281

			$2,615	$2,661

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$—
From 3 to 4 years	305
From 4 to 5 years	—
From 5 to 10 years	1,800
Over 10 years	510

$2,615

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

CONSOLIDATED FINANCIAL STATEMENTS

13. Capital stock

Authorized:

     An unlimited number of preferred and common shares without nominal or par value. Issued and fully paid:

	2004		2003		2002
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 8(1)	—	$—	—	$—	9,000,000	$225
Series 9(2)	—	—	—	—	10,000,000	250
Series 11(3)	—	—	9,992,900	250	9,992,900	250
Series 12(4)	12,000,000	300	12,000,000	300	12,000,000	300

Total issued by the Bank	12,000,000	300	21,992,900	550	40,992,900	1,025
Issued by Scotia Mortgage Investment Corporation(5)	250,000	250	250,000	250	250,000	250

Total preferred shares(6)(7)(8)	12,250,000	$550	22,242,900	$800	41,242,900	$1,275

Common shares:(9)
Outstanding at beginning of year	1,010,705,772	$3,140	1,008,243,800	$3,002	1,007,590,938	$2,920
Issued under Shareholder Dividend and Share Purchase Plan(10)	178,021	6	143,400	4	169,154	4
Issued under Stock Option Plans (Note 14)	6,760,287	111	10,612,772	159	7,100,908	97
Purchased for cancellation(11)	(9,138,500)	(29)	(8,294,200)	(25)	(6,617,200)	(19)

Outstanding at end of year	1,008,505,580	$3,228	1,010,705,772	$3,140	1,008,243,800	$3,002

Total capital stock		$3,778		$3,940		$4,277

(1)	Series 8 Non-cumulative Preferred Shares were redeemed on January 29, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(2)	Series 9 Non-cumulative Preferred Shares were redeemed on April 28, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(3)	Series 11 Non-cumulative Preferred Shares were redeemed on January 28, 2004. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(4)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(5)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.

(6)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank [refer to Note 11].

(7)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities —Series 2002-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. The first such payment was

CONSOLIDATED FINANCIAL STATEMENTS

made on June 30, 2002, in an amount of $11.07. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 11].

(8)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. The first such payment was made on June 30, 2003, in an amount of $23.58. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 11].

(9)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(10)	As at October 31, 2004, 22,288,657 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(11)	In January 2004, the Bank initiated a new normal course issuer bid. Following the payment of the stock dividend, the number of shares authorized for purchase was adjusted to 50 million. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2005, or the date the Bank completes its purchases. During the year ended October 31, 2004, 9.1 million shares (2003 — 8.3 million shares; 2002 — 6.6 million shares) were purchased at an average price of $34.96 (2003— $27.31; 2002 —$24.95).

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.

     In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

14. Stock-based compensation

a) Stock option plans

Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. Effective November 1, 2002, employee stock options granted also have Tandem Stock Appreciation Rights (Tandem SARs), which allow the employee to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.

     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 2, 2005 to December 5, 2013. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan (including an additional amount of 16 million approved in 2004) of which 47.7 million common shares have been issued as a result of the exercise of options, 42.5 million common shares are committed under outstanding options, leaving 23.8 million common shares available for issuance as options.

     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. As these options are fully exercisable at the time of grant, the fair value of $0.5 million for the 2003 options was fully expensed in the 2003 fiscal year in other non-interest expenses in the Consolidated Statement of Income. These options expire between March 2011 and December 2012. Currently, 257,150 (2003 — 282,000; 2002 —206,000) options are outstanding at a weighted average exercise price of $23.13 (2003 — $22.94; 2002 — $22.40). In 2004, 24,850 of these options (2003 — nil; 2002 — nil) were exercised at a weighted average exercise price of $20.95. In 2003, 76,000 stock options were granted (2002 — 80,000). Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.

CONSOLIDATED FINANCIAL STATEMENTS

Details of the Bank’s Employee Stock Option Plan(1) are as follows:

	2004		2003		2002
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price
Outstanding at beginning of year	47,400	$18.80	54,226	$17.63	53,046	$15.90
Granted	2,592	31.45	4,240	24.43	8,940	24.69
Exercised	(6,735)	15.95	(10,613)	15.00	(7,101)	13.72
Forfeited/cancelled	(374)	22.64	(411)	19.93	(659)	16.29
Exercise of Tandem SARs	(358)	24.75	(42)	24.68	—	—

Outstanding at end of year(2)	42,525	$19.93	47,400	$18.80	54,226	$17.63

Exercisable at end of year	29,523	$17.67	29,424	$16.59	27,550	$15.12

Available for grant	23,821		9,680		13,468

As at October 31, 2004	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price
$7.22 to $8.26	1,565	1.4	$8.07	1,565	$8.07
$13.03 to $17.55	16,615	4.2	$15.30	16,615	$15.30
$21.03 to $24.40	13,792	6.8	$21.99	7,699	$21.41
$24.68 to $31.45	10,553	7.6	$26.30	3,644	$24.68

	42,525	5.8	$19.93	29,523	$17.67

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Included are 14,482,584 (2003 — 12,750,696) options with Tandem SAR features.

b) Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2004, the Bank’s contributions totalled $26 million (2003 — $24 million; 2002 — $23 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c) Other stock-based compensation plans

All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. Upon exercise, payments are made to the employees with a corresponding reduction in the accrued liability. In 2004, an aggregate expense of $174 million (2003 — $119 million; 2002 — $24 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains (losses) arising from securities and derivatives used to manage the volatility of stock-based compensation of $138 million (2003 — $113 million; 2002 — $(7 million)) and other items. Details of these plans are as follows:

Stock Appreciation Rights (SARs)

The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2004, 2,830,312 SARs were granted (2003 —5,368,824; 2002 — 11,273,844) and as at October 31, 2004, 24,115,260 SARs were outstanding (2003 — 23,661,894; 2002 —20,706,610), of which 11,278,066 SARs were vested (2003 —8,564,344; 2002 — 5,198,424).

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the following year. As at October 31, 2004, there were 2,160,146 units outstanding (2003 — 1,798,382; 2002 —1,494,206).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-employee directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the following year. As at October 31, 2004, there were 114,774 units outstanding (2003 — 94,096; 2002 — 71,088).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive a bonus in the form of an award of restricted share units which vest at the end of three years. The underlying bonus and the stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are settled, in cash, to the employee. As at October 31, 2004, there were 5,281,075 units (2003 — 3,289,900; 2002 — 985,250) awarded and outstanding of which none were vested.

Scotia Capital Deferred Payment Plan

Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.

     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

     Prior to fiscal 2003, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. As a result, there was no subsequent expense to the Bank from share price appreciation.

CONSOLIDATED FINANCIAL STATEMENTS

15. Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

a) Components of income tax provision

For the year ended October 31 ($ millions)	2004	2003	2002
Provision for income taxes in the Consolidated Statement of Income:
Current	$880	$892	$497
Future	(87)	(108)	104

	793	784	601

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(1)	26	4

Total provision for income taxes	$792	$810	$605

Current income taxes:
Domestic:
Federal	$214	$307	$148
Provincial	185	209	70
Foreign	481	376	279

	880	892	497

Future income taxes:
Domestic:
Federal	(52)	(48)	13
Provincial	(7)	(52)	23
Foreign	(29)	18	72

	(88)	(82)	108

Total provision for income taxes	$792	$810	$605

b) Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2004		2003		2002
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income
Income taxes at statutory rate	$1,383	35.2%	$1,289	36.4%	$1,004	38.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(338)	(8.6)	(309)	(8.7)	(308)	(11.8)
Tax-exempt income from securities	(235)	(6.0)	(197)	(5.6)	(128)	(4.9)
Future income tax effect of substantively enacted tax rate changes	(22)	(0.6)	25	0.7	30	1.2
Other, net	5	0.1	(24)	(0.6)	3	0.1

Total income taxes and effective tax rate	$793	20.1%	$784	22.2%	$601	23.0%

c) Future income taxes

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2004	2003
Allowance for credit losses	$604	$519
Deferred compensation	219	132
Deferred income	105	142
Loss carryforwards(1)	96	106
Loss on disposal of subsidiary operations	87	84
Premises and equipment	(73)	(67)
Securities	(81)	(49)
Pension fund	(165)	(125)
Other	207	170

Net future income taxes(2)	$999	$912

(1)	Includes a gross future tax asset of $180 as at October 31, 2004 (2003 — $295), relating to subsidiaries’ unused income tax losses arising in prior years, which expire mostly by 2006. This future tax asset has been reduced by a valuation allowance of $84 (2003 — $189), resulting in a net future tax asset of $96 (2003 — $106).

(2)	Net future income taxes of $999 (2003 — $912) are represented by future income tax assets of $1,055 (2003 — $982), net of future income tax liabilities of $56 (2003 — $70).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2004, are estimated to be $308 million (October 31, 2003 — $412 million).

CONSOLIDATED FINANCIAL STATEMENTS

16. Employee future benefits

The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2004	2003	2002	2004	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$3,524	$2,919	$2,728	$747	$572	$526
Inclusion of Scotiabank Inverlat(2)	—	239	—	—	91	—
Cost of benefits earned in the year	105	91	85	36	31	23
Interest cost on benefit obligation	239	226	195	51	48	37
Employee contributions	9	8	8	—	—	—
Benefits paid	(162)	(143)	(126)	(42)	(41)	(31)
Actuarial loss	136	243	5	40	91	27
Non-routine events(3)	(15)	52	23	(1)	—	(8)
Foreign exchange	(46)	(111)	1	(23)	(45)	(2)

Benefit obligation at end of year(4)	$3,790	$3,524	$2,919	$808	$747	$572

Change in fair value of assets
Fair value of assets at beginning of year	$3,706	$3,392	$3,548	$162	$76	$75
Inclusion of Scotiabank Inverlat(2)	—	235	—	—	102	—
Actual return on assets	540	325	(41)	12	13	1
Employer contributions	77	44	13	41	36	20
Employee contributions	9	8	8	—	—	—
Benefits paid	(162)	(143)	(126)	(42)	(41)	(20)
Non-routine events(3)	(12)	—	—	—	—	—
Foreign exchange	(61)	(155)	(10)	(11)	(24)	—

Fair value of assets at end of year(5)	$4,097	$3,706	$3,392	$162	$162	$76

Funded Status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$307	$182	$473	$(646)	$(585)	$(496)
Unrecognized net actuarial loss	663	825	625	180	152	76
Unrecognized past service costs	63	73	28	(6)	(7)	(8)
Unrecognized transitional obligation (asset)	(460)	(510)	(589)	267	294	329
Valuation allowance	(171)	(155)	(133)	—	—	—
Employer contributions after measurement date	129	27	3	19	9	8

Net prepaid (accrued) benefit expense at end of year	$531	$442	$407	$(186)	$(137)	$(91)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	676	583	544	4	—	—
Other liabilities in the Bank’s Consolidated Balance Sheet	(145)	(141)	(137)	(190)	(137)	(91)

Net prepaid (accrued) benefit expense at end of year	$531	$442	$407	$(186)	$(137)	$(91)

Annual benefit expense
Cost of benefits earned in the year	$105	$91	$85	$36	$31	$23
Interest cost on benefit obligation	239	226	195	51	48	37
Actual return on assets	(540)	(325)	41	(12)	(13)	(1)
Actuarial loss on benefit obligation	136	243	5	40	91	27
Non-routine events(3)	(3)	52	23	(1)	—	(8)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(63)	287	349	114	157	78

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	272	50	(316)	—	(1)	(4)
Difference between net actuarial loss recognized and actual actuarial loss on benefit obligation	(105)	(242)	(5)	(33)	(89)	(25)
Difference between amortization of non-routine events and actual non-routine events	9	(50)	(21)	—	(1)	7
Amortization to recognize transitional obligation (asset)	(43)	(44)	(45)	23	24	24

	133	(286)	(387)	(10)	(67)	2
Valuation allowance provided against prepaid benefit expense	16	22	24	—	—	—

Benefit expense (income) recognized	$86	$23	$(14)	$104	$90	$80

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Scotiabank Inverlat was included as a principal plan for the first time in 2003. Prior years have not been restated since the information is not available.

(3)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(4)	Certain Canadian pension plans were amended after the measurement date resulting in a net increase of $16 million in the benefit obligation.

(5)	The fair value of assets invested in common shares of the Bank totalled $498 (2003 — $405; 2002 — $360).

CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2004	2003	2002	2004	2003	2002
Benefit obligation(1)	$830	$821	$522	$808	$747	$572
Fair value of assets	497	451	235	162	162	76

Excess (deficit) of fair value of assets over benefit obligation	$(333)	$(370)	$(287)	$(646)	$(585)	$(496)

(1)	Includes the benefit obligation of $230 million at the end of 2004 (2003 — $228 million; 2002 — $164 million) related to supplemental unfunded pension arrangements.

Key weighted-average assumptions (%)(1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2004	2003	2002	2004	2003	2002
To determine benefit obligation at end of year
Discount rate	6.50%	6.75%	7.00%	6.90%	6.85%	7.00%
Rate of increase in future compensation	3.70%	3.95%	3.90%	4.00%	4.00%	3.90%
To determine benefit expense (income) for the year
Discount rate	6.50%	7.25%	6.75%	6.85%	7.40%	6.75%
Assumed long-term rate of return on assets	7.25%	7.25%	7.50%	7.60%	8.50%	7.50%
Rate of increase in future compensation	3.95%	4.05%	3.90%	4.00%	3.90%	3.90%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.10%	7.40%	7.90%
Ultimate rate	n/a	n/a	n/a	4.90%	4.60%	4.30%
Year ultimate rate reached	n/a	n/a	n/a	2011	2009	2008

(1)	Includes international plans which generally have higher rates than Canadian plans. For Canadian pension plans, the discount rate used to determine the 2004 benefit expense is 6.50% (2003 — 7.00%; 2002 — 6.75%), the discount rate for the end of year benefit obligation is 6.25% (2003 — 6.50%; 2002 — 7.00%) for the main pension plan and 6.50% (2003 — 6.50%; 2002 — 7.00%) for the other Canadian pension plans, and the assumed long-term rate of return on assets is 7.00% (2003 — 7.00%, 2002 — 7.50%).

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2004 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$616	$60	$127	$14
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	33	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	35	6	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	90	16
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(73)	(13)

Assets

The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2004	2003	2002	2004	2003	2002
Equity investments	67%	65%	63%	13%	10%	23%
Fixed income investments	32%	35%	37%	87%	90%	77%
Other	1%	—	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2003, and the date of the next required valuation is November 1, 2006 (this plan accounts for 69% of principal pension plans’ benefit obligation and 70% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2006. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2002 for the other post-retirement benefits and July 31, 2004 for post-employment benefits. The next actuarial valuations are currently scheduled in 2005 and 2006, respectively.

Cash payments and contributions

In fiscal year 2004, the Bank made cash payments of $179 million (2003 — $68 million; 2002 — $13 million) to fund the principal pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $51 million (2003 — $37 million; 2002 — $30 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans.

CONSOLIDATED FINANCIAL STATEMENTS

17. Earnings per common share(1)

For the year ended October 31 ($ millions)	2004	2003	2002
Basic earnings per common share
Net income	$2,931	$2,477	$1,797
Preferred dividends paid and other	39	71	105

Net income available to common shareholders	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions)	1,010	1,010	1,009
Basic earnings per common share(2)	$2.87	$2.38	$1.68

Diluted earnings per common share
Net income available to common shareholders	$2,892	$2,406	$1,692
Average number of common shares outstanding (millions)	1,010	1,010	1,009
Stock options potentially exercisable (millions)(3)	16	16	17

Average number of diluted common shares outstanding (millions)(4)	1,026	1,026	1,026

Diluted earnings per common share(2)	$2.82	$2.34	$1.65

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

(3)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(4)	Convertible preferred shares have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

18. Related party transactions

In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.

     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001 are grandfathered until maturity.

     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates. Commencing in 2004, the Bank no longer grants stock options to non-officer Directors (refer to Note 14 — Stock-based compensation).

19. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

     Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.

     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2004
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,535	$1,895	$983	$(548)	$5,865
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,889	2,566	2,104	236	9,795
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,672	960	1,144	157	3,933
Provision for income taxes	536	139	290	(172)	793
Non-controlling interest in net income of subsidiaries	—	75	—	134	209

Net income	$1,136	$746	$854	$195	$2,931

Total average assets ($ billions)	$112	$49	$109	$14	$284

For the year ended October 31, 2003
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,474	$2,028	$1,249	$(601)	$6,150
Provision for credit losses	272	73	549	(1)	893
Other income	1,528	776	1,289	422	4,015

Net interest and other income	4,730	2,731	1,989	(178)	9,272
Depreciation and amortization	150	66	20	1	237
Other non-interest expenses	2,926	1,591	966	11	5,494

Income before the undernoted:	1,654	1,074	1,003	(190)	3,541
Provision for income taxes	560	245	282	(303)	784
Non-controlling interest in net income of subsidiaries	—	160	—	120	280

Net income	$1,094	$669	$721	$(7)	$2,477

Total average assets ($ billions)	$101	$52	$119	$17	$289

For the year ended October 31, 2002
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,405	$2,225	$1,615	$(570)	$6,675
Provision for credit losses	282	523	1,247	(23)	2,029
Other income	1,599	678	1,255	410	3,942

Net interest and other income	4,722	2,380	1,623	(137)	8,588
Depreciation and amortization	159	80	27	5	271
Other non-interest expenses	2,794	2,016	995	(102)	5,703

Income before the undernoted:	1,769	284	601	(40)	2,614
Provision for income taxes	627	5	221	(252)	601
Non-controlling interest in net income of subsidiaries	—	154	—	62	216

Net income	$1,142	$125	$380	$150	$1,797

Total average assets ($ billions)	$93	$58	$124	$22	$297

(1)	Includes revenues from all other smaller operating segments of $451 in 2004 (2003 — $240; 2002 — $243), and net income of $271 in 2004 (2003 — $132; 2002 —$147). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $274 (2003 — $278; 2002 — $268), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2004		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,686	$354	$2,088	$6,128
Provision for credit losses	303	54	136	493
Other income	2,495	513	1,058	4,066
Non-interest expenses	3,794	262	1,776	5,832
Provision for income taxes	405	200	203	808
Non-controlling interest in net income of subsidiaries	—	—	75	75

Income	$1,679	$351	$956	$2,986

Corporate adjustments				(55)

Net income				$2,931

Total average assets ($ billions)	$188	$21	$73	$282

Corporate adjustments				2

Total average assets, including corporate adjustments				$284

For the year ended October 31, 2003		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,657	$586	$2,249	$6,492
Provision for credit losses	396	270	228	894
Other income	2,377	448	967	3,792
Non-interest expenses	3,623	311	1,825	5,759
Provision for income taxes	444	175	249	868
Non-controlling interest in net income of subsidiaries	—	—	160	160

Income	$1,571	$278	$754	$2,603

Corporate adjustments				(126)

Net income				$2,477

Total average assets ($ billions)	$176	$34	$75	$285

Corporate adjustments				4

Total average assets, including corporate adjustments				$289

For the year ended October 31, 2002		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,798	$748	$2,545	$7,091
Provision for credit losses	319	1,131	602	2,052
Other income	2,338	475	846	3,659
Non-interest expenses	3,527	324	2,263	6,114
Provision for income taxes	668	(89)	55	634
Non-controlling interest in net income of subsidiaries	—	—	154	154

Income	$1,622	$(143)	$317	$1,796

Corporate adjustments				1

Net income				$1,797

Total average assets ($ billions)	$165	$44	$83	$292

Corporate adjustments				5

Total average assets, including corporate adjustments				$297

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

CONSOLIDATED FINANCIAL STATEMENTS

20. Guarantees, commitments and contingent liabilities

a) Guarantees

A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2004		2003
	Maximum potential		Maximum potential
	amount of future	Carrying	amount of future	Carrying
As at October 31 ($ millions)	payments(1)	value	payments(1)	value
Standby letters of credit and letters of guarantee	$14,417	$—	$14,176	$—
Derivative instruments	4,500	42	1,376	56
Liquidity facilities	14,577	—	14,543	—
Securitizations	1,319	—	2,417	—
Indemnifications	495	9	434	10
Other guarantees	1	—	3	—

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Credit enhancements

The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2004, these credit enhancements amounted to $846 million (2003 — $846 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Securitizations

The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 19 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.

Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2004, $9 million (2003 — $10 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

CONSOLIDATED FINANCIAL STATEMENTS

b) Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:

—	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

—	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

—	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained;

—	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2004	2003
Commercial letters of credit	$849	$700
Commitments to extend credit:
Original term to maturity of one year or less	67,038	76,194
Original term to maturity of more than one year	37,129	34,335
Securities lending	2,639	4,454
Security purchase and other commitments	1,380	2,552

Total	$109,035	$118,235

c) Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2004, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)
2005	$162
2006	124
2007	97
2008	77
2009	58
2010 and thereafter	172

Total	$690

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $170 million (2003 —$180 million; 2002 — $192 million).

     In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services.

d) Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these assets are shown below.

As at October 31 ($ millions)	2004	2003
Assets pledged to:
Bank of Canada(1)	$60	$76
Foreign governments and central banks(1)	2,394	2,645
Clearing systems, payment systems and depositories(1)	927	861
Assets pledged in relation to exchange-traded derivative transactions	131	135
Assets pledged as collateral related to securities borrowed, and securities lent	7,878	9,909
Assets pledged in relation to over-the-counter derivative transactions	2,515	2,160

Total assets pledged	13,905	15,786

Securities sold under repurchase agreements	19,428	28,686

Total	$33,333	$44,472

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

e) Litigation

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

CONSOLIDATED FINANCIAL STATEMENTS

21. Financial instruments

a) Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2004				2003
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)
Assets:
Cash resources	$17,155	$17,155		$—	$20,581	$20,581		$—
Securities	60,127	58,773		1,354 (1)	64,073	63,192		881 (1)
Loans	172,648	171,768		880	172,789	171,667		1,122
Customers’ liability under acceptances	7,086	7,086		—	6,811	6,811		—
Other	4,738	4,738		—	3,613	3,613		—
Liabilities:
Deposits	195,946	195,196		(750)	193,856	192,672		(1,184)
Acceptances	7,086	7,086		—	6,811	6,811		—
Obligations related to securities sold under repurchase agreements	19,428	19,428		—	28,686	28,686		—
Obligations related to securities sold short	7,585	7,585		—	9,219	9,219		—
Other	13,957	13,957		—	12,820	12,820		—
Subordinated debentures	2,840	2,615		(225)	2,880	2,661		(219)
Derivatives (Note 22)	(602)	(514	)(2)	(88)	(520)	(388	)(2)	(132)

(1)	This excludes net deferred hedge losses on securities of $221 (2003 — $16).

(2)	This represents a net liability.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.

Determination of fair value

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.

     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

CONSOLIDATED FINANCIAL STATEMENTS

     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

—	For loans to designated emerging markets, fair value is based on quoted market prices.

—	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

—	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

     The fair value of subordinated debentures is determined by reference to current market prices for debt with similar terms and risks.

b) Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank’s trading instruments to the immediately rate-sensitive category.

As at October 31, 2004	Immediately	Within	Three to	One to	Over	Non-rate
($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total
Cash resources	$1,325	$10,788	$862	$16	$—	$4,164		$17,155
Investment securities	475	3,111	1,752	4,696	2,823	2,860	(2)	15,717
Trading securities	—	4,468	3,162	8,193	5,264	21,969		43,056
Loans	24,704	69,722	20,469	54,371	2,998	(496	)(3)	171,768
Other assets	—	—	—	—	—	31,516	(4)	31,516

Total assets	26,504	88,089	26,245	67,276	11,085	60,013		279,212

Deposits	23,168	100,687	25,657	36,372	608	8,704		195,196
Obligations related to securities sold under repurchase agreements	—	17,453	1,975	—	—	—		19,428
Obligations related to securities sold short	—	997	170	2,712	2,944	762		7,585
Subordinated debentures	—	—	260	1,855	500	—		2,615
Other liabilities	—	—	—	—	—	39,153	(4)	39,153
Shareholders’ equity	—	—	—	—	—	15,235	(4)	15,235

Total liabilities and shareholders’ equity	23,168	119,137	28,062	40,939	4,052	63,854		279,212

On-balance sheet gap	3,336	(31,048)	(1,817)	26,337	7,033	(3,841)		—
Off-balance sheet gap	—	2,733	(2,079)	(857)	203	—		—

Interest rate sensitivity gap based on contractual repricing	3,336	(28,315)	(3,896)	25,480	7,236	(3,841)		—
Adjustment to expected repricing	1,387	31,187	(602)	(10,484)	(5,852)	(15,636)		—
Total interest rate sensitivity gap	$4,723	$2,872	$(4,498)	$14,996	$1,384	$(19,477)		$—
Cumulative gap	4,723	7,595	3,097	18,093	19,477	—		—

As at October 31, 2003
Total interest rate sensitivity gap	$20,790	$(22,006)	$(1,293)	$21,603	$3,225	$(22,319)		$—
Cumulative gap	20,790	(1,216)	(2,509)	19,094	22,319	—		—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted						Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2004	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)
Cash resources	1.2%	3.2%	4.0%	4.0%	—%	3.0%	3.0%
Investment securities(2)	3.2	5.7	5.2	4.5	6.6	5.3	5.2
Trading securities	—	3.2	5.5	4.5	5.6	4.6	4.6
Loans(3)	5.4	4.3	5.4	6.1	8.6	5.2	5.2
Deposits(4)	1.6	2.5	2.6	2.9	4.8	2.5	2.6
Obligations related to securities sold under repurchase agreements(4)	—	4.2	4.2	—	—	4.2	4.2
Obligations related to securities sold short	—	2.5	2.7	3.5	4.9	3.9	3.9
Subordinated debentures(4)	—	—	2.1	6.2	8.6	6.3	5.0

	Unadjusted						Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2003	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)
Cash resources	1.9%	2.2%	3.6%	1.4%	—%	2.4%	2.4%
Investment securities(2)	2.7	4.1	5.8	5.3	6.4	5.2	5.1
Trading securities	—	4.6	3.3	3.4	5.1	4.2	4.2
Loans(3)	6.3	4.2	5.3	6.2	7.3	5.3	5.3
Deposits(4)	2.3	2.0	2.8	4.3	4.7	2.5	2.5
Obligations related to securities sold under repurchase agreements(4)	—	2.5	6.9	—	—	2.7	2.7
Obligations related to securities sold short	—	2.6	2.7	3.2	5.1	4.1	4.1
Subordinated debentures(4)	—	—	1.5	6.4	7.5	6.2	4.1

(1)	After adjusting for the impact of related derivatives.

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual interest rates.

c) Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2004				2003
	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances(1)	instruments(2)	exposures(3)	Total	Total
By sector:
Resource and manufacturing, excluding automotive	$18,018	$680	$4,155	$22,853	$24,162
Finance and government	9,178	12,880	4,800	26,858	27,115
Other	36,158	1,783	7,267	45,208	53,447

Total	$63,354	$15,343	$16,222	$94,919	$104,724

General allowance(2)(4)				1,355	1,457

				$93,564	$103,267

By geography(5):
Canada	$28,737	$6,621	$5,389	$40,747	$41,266
United States	9,757	3,828	7,756	21,341	26,453
Other International	24,860	4,894	3,077	32,831	37,005

Total	$63,354	$15,343	$16,222	$94,919	$104,724

General allowance(2)(4)				1,355	1,457

				$93,564	$103,267

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $20 (2003 — $18) of the $1,375 (2003 — $1,475) general allowance relates to loans other than business and government loans.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

CONSOLIDATED FINANCIAL STATEMENTS

d) Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2004, and 2003, there were no material anticipatory hedges outstanding.

22. Derivative instruments

a) Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2004			2003
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total
Interest rate contracts
Exchange-traded:
Futures	$45,226	$14,744	$59,970	$53,630	$29,335	$82,965
Options purchased	14,838	—	14,838	15,561	—	15,561
Options written	4,454	—	4,454	2,571	129	2,700

	64,518	14,744	79,262	71,762	29,464	101,226

Over-the-counter:
Forward rate agreements	45,628	14,440	60,068	67,250	23,343	90,593
Swaps	388,839	83,436	472,275	410,343	73,739	484,082
Options purchased	31,714	4,601	36,315	37,131	1,954	39,085
Options written	39,317	914	40,231	46,668	1,387	48,055

	505,498	103,391	608,889	561,392	100,423	661,815

Total	$570,016	$118,135	$688,151	$633,154	$129,887	$763,041

Foreign exchange and gold contracts
Exchange-traded:
Futures	$2,964	$—	$2,964	$2,684	$—	$2,684
Options purchased	14	—	14	69	—	69
Options written	3	—	3	145	—	145

	2,981	—	2,981	2,898	—	2,898

Over-the-counter:
Spot and forwards	177,699	5,391	183,090	177,165	10,067	187,232
Swaps	41,217	11,429	52,646	40,529	11,728	52,257
Options purchased	2,896	—	2,896	3,337	—	3,337
Options written	2,831	—	2,831	3,018	—	3,018

	224,643	16,820	241,463	224,049	21,795	245,844

Total	$227,624	$16,820	$244,444	$226,947	$21,795	$248,742

Other derivative contracts
Equity: over-the-counter	$20,471	$2,770	$23,241	$17,268	$3,330	$20,598
Credit: over-the-counter	17,875	940	18,815	15,051	2,301	17,352
Other	2,583	31	2,614	2,912	—	2,912

Total	$40,929	$3,741	$44,670	$35,231	$5,631	$40,862

Total notional amounts outstanding	$838,569	$138,696	$977,265	$895,332	$157,313	$1,052,645

CONSOLIDATED FINANCIAL STATEMENTS

b) Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2004 ($ millions)	1 year	5 years	5 years	Total
Interest rate contracts
Futures	$41,085	$18,885	$—	$59,970
Forward rate agreements	59,553	515	—	60,068
Swaps	183,124	217,656	71,495	472,275
Options purchased	34,294	15,789	1,070	51,153
Options written	24,370	17,573	2,742	44,685

	342,426	270,418	75,307	688,151

Foreign exchange and gold contracts
Futures	2,253	711	—	2,964
Spot and forwards	169,124	13,097	869	183,090
Swaps	9,590	28,552	14,504	52,646
Options purchased	2,328	582	—	2,910
Options written	2,369	465	—	2,834

	185,664	43,407	15,373	244,444

Other derivative contracts
Equity	17,485	5,603	153	23,241
Credit	5,474	13,081	260	18,815
Other	2,407	207	—	2,614

	25,366	18,891	413	44,670

Total	$553,456	$332,716	$91,093	$977,265

	Within	One to	Over
As at October 31, 2003 ($ millions)	1 year	5 years	5 years	Total
Interest rate contracts
Futures	$65,704	$17,261	$—	$82,965
Forward rate agreements	89,707	886	—	90,593
Swaps	203,954	214,751	65,377	484,082
Options purchased	29,380	23,792	1,474	54,646
Options written	24,394	23,954	2,407	50,755

	413,139	280,644	69,258	763,041

Foreign exchange and gold contracts
Futures	2,130	554	—	2,684
Spot and forwards	172,484	13,468	1,280	187,232
Swaps	17,025	23,543	11,689	52,257
Options purchased	2,637	769	—	3,406
Options written	2,438	725	—	3,163

	196,714	39,059	12,969	248,742

Other derivative contracts
Equity	16,834	3,722	42	20,598
Credit	2,976	13,910	466	17,352
Other	2,665	247	—	2,912

	22,475	17,879	508	40,862

Total	$632,328	$337,582	$82,735	$1,052,645

CONSOLIDATED FINANCIAL STATEMENTS

c) Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2004				2003
				Credit
		Credit risk	Potential	equivalent	Risk-	Credit risk	Risk-
	Notional	amount	future	amount	weighted	amount	weighted
	amount	(CRA)	exposure	(CEA)	balance	(CRA)	balance
As at October 31 ($ millions)		(a)	(b)	(a) + (b)
Interest rate contracts
Futures	$59,970	$—	$—	$—	$—	$—	$—
Forward rate agreements	60,068	31	3	34	13	26	6
Swaps	472,275	5,974	1,935	7,909	1,829	7,624	2,179
Options purchased	51,153	366	94	460	108	530	167
Options written	44,685	—	—	—	—	—	—

	688,151	6,371	2,032	8,403	1,950	8,180	2,352

Foreign exchange and gold contracts
Futures	2,964	—	—	—	—	—	—
Spot and forwards	183,090	4,757	2,218	6,975	2,076	4,744	2,065
Swaps	52,646	3,437	2,612	6,049	1,644	2,786	1,270
Options purchased	2,910	93	52	145	52	126	71
Options written	2,834	—	—	—	—	—	—

	244,444	8,287	4,882	13,169	3,772	7,656	3,406

Other derivative contracts
Equity	23,241	408	1,420	1,828	564	258	477
Credit	18,815	139	880	1,019	289	209	279
Other	2,614	138	187	325	118	52	97

	44,670	685	2,487	3,172	971	519	853

Total derivatives	$977,265	$15,343	$9,401	$24,744	$6,693	$16,355	$6,611

Less: impact of master netting agreements		8,039	3,494	11,533	2,745	9,619	3,173

Total		$7,304	$5,907	$13,211	$3,948	$6,736	$3,438

d) Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

     Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2004		2004		2003
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$20	$25	$26	$14	$18	$30
Swaps	6,538	5,734	5,554	4,742	7,159	6,068
Options	452	575	345	452	520	686

	7,010	6,334	5,925	5,208	7,697	6,784

Foreign exchange and gold contracts
Forwards	3,968	3,876	4,701	4,668	4,704	4,624
Swaps	2,323	2,116	3,048	2,861	2,435	2,203
Options	109	145	93	129	126	181

	6,400	6,137	7,842	7,658	7,265	7,008

Other derivative contracts
Equity	198	652	172	795	134	711
Credit	204	254	121	237	160	196
Other	160	139	138	156	52	59

	562	1,045	431	1,188	346	966

Trading derivatives’ market valuation	$13,972	$13,516	$14,198	$14,054	$15,308	$14,758

ALM (2)
Interest rate contracts
Forward rate agreements			$5	$5	$8	$7
Swaps			420	486	465	781
Options			21	—	10	—

			446	491	483	788

Foreign exchange and gold contracts
Forwards			56	189	40	139
Swaps			389	1,197	351	1,165
Options			—	—	—	—

			445	1,386	391	1,304

Other derivative contracts
Equity			236	6	124	22
Credit			18	8	49	3
Other			—	—	—	—

			254	14	173	25

Total ALM derivatives’ market valuation			$1,145	$1,891	$1,047	$2,117

Total gross fair values before netting			$15,343	$15,945	$16,355	$16,875

Less: impact of master netting agreements			8,039	8,039	9,619	9,619

Total derivatives’ market valuation			$7,304	$7,906	$6,736	$7,256

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2003 are: favourable $16,422 and unfavourable $15,944. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.

23. Argentine charges

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     In the fourth quarter of 2002, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

     In fiscal 2003, the Bank continued to reduce its remaining cross-border Argentine risk through loan sales and repayments, resulting in a $64 million recovery of the specific provision for credit losses for these loans. As well, the Bank recorded a net loss on its Argentine securities of $19 million and $31 million charge for a settlement with creditors of Scotiabank Quilmes.

CONSOLIDATED FINANCIAL STATEMENTS

Information on the provision and charges (recovery) recorded in 2003 and 2002 against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

($ millions)	2003	2002
Provision for (recovery of) credit losses	$(64)	$454
Other income:
Loss on securities	19	20
Trading revenues	—	(4)
Other(1)	—	87
Non-interest expenses:
Loss on disposal of subsidiary operations	31	237 (2)

Total provision and charges (recovery) before income taxes	(14)	794
Provision for (recovery of) income taxes	3	(254)

Total provision and charges (recovery)	$(11)	$540

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations in 2002 is net of a $95 foreign exchange gain, which was transferred from cumulative foreign currency translation in the Consolidated Balance Sheet. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

In fiscal 2004, there have been some legal actions launched against the Bank in connection with certain obligations of Scotiabank Quilmes. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based upon current knowledge, management does not believe that liabilities, if any, arising from these actions will have a material adverse effect on the Bank’s consolidated financial position.

24. Acquisitions

a) Grupo Financiero Scotiabank Inverlat, Mexico

On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. This transaction resulted in increases in goodwill of $62 million, other intangible assets of $16 million, and net positive fair value adjustments to other assets of $12 million, as well as a reduction in non-controlling interest in subsidiaries of $375 million.

     On March 23, 2004, the Bank paid an additional $59 million in cash to increase its ownership in Inverlat to 97%. No goodwill or other intangible assets were recognized on this transaction.

b) Dominican Republic

In the third quarter of 2003, the Bank entered into an agreement to acquire or lease 39 branch locations from Banco Intercontinental in the Dominican Republic for $32 million, with the option to purchase selected credit card, personal and commercial loans. In the fourth quarter of that same year, the Bank acquired part of their credit card portfolio for $20 million.

25. Sale of business

Effective October 31, 2002, the Bank sold its merchant acquirer and smart-card point-of-sale business to Paymentech Canada. The sale included debit and credit card payment services and smart-card programs offered to merchants across Canada. As a result of this transaction, a gain of $99 million, net of associated expenses, was recorded in 2002 in other income — other in the Consolidated Statement of Income. In 2004, $5 million (2003 — $7 million) of additional sales consideration was earned by the Bank. Additional revenue may be earned in future periods.

CONSOLIDATED FINANCIAL STATEMENTS

26. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income and shareholders’ equity

	Net income			Shareholders’ equity
For the year ended October 31
($ millions)	2004	2003	2002	2004	2003	2002
Net income and shareholders’ equity based on Canadian GAAP	$2,931	$2,477	$1,797	$15,235	$14,614	$14,777
Employee future benefits (a)	1	31	3	5	(19)	(25)
Restructuring costs (b)	(23)	(4)	(9)	3	26	30
Transfers of loans (c)	(21)	(32)	(55)	26	47	79
Derivative instruments and hedging activities (d)	60	248	(347)	(32)	(88)	(253)
Unrealized gains (losses) on securities reclassified as trading (d)	55	7	(24)	17	(21)	(28)
Conversion of loans into debt securities (e)	39	1	18	(39)	(32)	14
Available-for-sale securities (e)	81	95	(229)	1,278	925	151
Computer software (f)	(29)	14	22	81	110	96
Non-controlling interest in net income of subsidiaries (g)	(16)	(16)	(16)	(250)	(250)	(250)
Goodwill and other intangibles (h)	—	—	(76)	—	—	—
Other	10	(13)	—	(1)	(11)	—
Tax effect of above differences	(42)	(74)	203	(462)	(298)	(13)
Future income taxes (k)	—	13	(13)	—	—	(13)

Net income and shareholders’ equity based on U.S. GAAP	$3,046	$2,747	$1,274	$15,861	$15,003	$14,565

Preferred dividends paid and other	(30)	(62)	(96)

Net income available to common shareholders based on U.S. GAAP	$3,016	$2,685	$1,178

Earnings per common share based on
U.S. GAAP (in dollars)(1)(2):
Basic	$2.99	$2.66	$1.17
Diluted	$2.94	$2.62	$1.15

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

(a) Employee future benefits

Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.

     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.

     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

(b) Restructuring costs

Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit are reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.

(c) Transfers of loans through securitizations

Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S.

CONSOLIDATED FINANCIAL STATEMENTS

GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.

     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.

(d) Derivative instruments and hedging activities

Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.

     The Bank adopted a new U.S. accounting standard on accounting for derivative instruments and hedging activities effective November 1, 2000. This standard requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $17 million (2003 — after-tax loss of $19 million; 2002 — after-tax loss of $7 million), which represents the ineffective portion of fair value hedges. Prior to 2004, certain foreign currency funding transactions that were designated as hedges for Canadian GAAP did not meet the strict U.S. GAAP hedge criteria. Therefore, the change in the fair value of these transactions has been recognized in U.S. GAAP income.

     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.

     The Bank has fair value hedges of interest rate risk relating to its subordinated debentures and available-for-sale securities in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $10 million (2003 — $(11) million; 2002 — $(17) million) of after-tax gains/(losses) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2004, 2003 and 2002, the maximum term of cash flow hedges was less than 10 years, 10 years and 5 years, respectively.

     On November 21, 2002, the Bank adopted new U.S. GAAP guidance on accounting for derivative contracts held for trading purposes. Under the new guidance, the unrealized gain or loss arising at the inception of a derivative transaction is recognized in U.S. GAAP income only when the fair value of the derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The adoption of the new guidance did not have a material impact on the U.S. GAAP results of the Bank.

(e) Securities

U.S. GAAP requires securities to be classified as either trading, held to maturity or available for sale. The Bank has classified all investment securities as available for sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.

     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.

     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.

     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.

(f) Computer software

U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.

(g) Non-controlling interest in net income of subsidiaries

On the U.S. GAAP Consolidated Balance Sheet, the preferred shares issued by Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, are presented as non-controlling interests. The net income applicable to these non-controlling interests is reflected as a reduction of U.S. GAAP income. Under Canadian GAAP, the Bank includes these preferred shares within the total preferred shares of the Bank in the Consolidated Balance Sheet and the related dividends are reflected as a reduction of net income available to common shareholders.

(h) Goodwill and other intangible assets

Effective November 1, 2001, the Bank adopted the new Canadian and U.S. accounting standards for goodwill and other intangible assets without restatement of prior periods. These standards are substantially consistent except that any transitional impairment charge on the date of adoption is recognized as a charge to opening retained earnings under Canadian GAAP and as a cumulative adjustment to income under U.S. GAAP. On adoption of the new standard, a charge to U.S. GAAP income of $76 million was recognized ($0.07 per share, basic and diluted).

CONSOLIDATED FINANCIAL STATEMENTS

(i) Guarantees

Effective February 2003, the Bank adopted a Canadian guideline on disclosure of guarantees, as set out in Note 20. The U.S. standard is consistent with this Canadian guideline, except that it also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002.

     The fair value under U.S. GAAP for guarantees at October 31, 2004 amounted to $93 million (2003 — $78 million). This amount excludes derivative instruments meeting the definition of guarantees, the fair values of which are included in the amounts disclosed in Note 22.

(j) Variable interest entities (VIEs)

In January 2003, a new U.S. standard on the accounting for VIEs was issued and revised in December 2003. This standard is substantially consistent with the new Canadian guideline. Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. The impact on the Consolidated Balance Sheet of adopting this U.S. GAAP standard is the same as the expected impact under Canadian GAAP disclosed in Note 2. Under Canadian GAAP, VIEs are required to be consolidated effective November 1, 2004.

(k) Corporate income taxes

Canadian and U.S. accounting standards for corporate income taxes are substantially consistent, except that the effect of changes in income tax rates are recorded under U.S. GAAP when the rate changes are enacted in law, whereas under Canadian GAAP such amounts are recorded when the changes are considered to be substantively enacted.

(l) Non-cash collateral

Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.

(m) Comprehensive income

U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2004	2003	2002
Net income based on U.S. GAAP	$3,046	$2,747	$1,274
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	101	434	(229)
Change in unrealized foreign currency translation gains and losses(2)	(705)	(1,295)	(137	)(3)
Change in gains and losses on derivative instruments designated as cash flow hedges(4)	(8)	24	28
Change in additional minimum pension liability(5)	16	(17)	(11)

Total other comprehensive income	$(596)	$(854)	$(349)

Total comprehensive income	$2,450	$1,893	$925

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2004	2003	2002
Unrealized gains and losses on available-for-sale securities, net of hedging activities	$1,071	$970	$536
Unrealized foreign currency translation gains and losses	(1,897)	(1,192)	103
Derivative instruments	(26)	(18)	(42)
Additional minimum pension liability	(12)	(28)	(11)

Total accumulated other comprehensive income	$(864)	$(268)	$586

(1)	Net of income tax expense of $115 (2003 — expense of $199; 2002 — benefit of $121).

(2)	Net of income tax benefit of $1 (2003 — expense of $25; 2002 — expense of $5).

(3)	Refer to footnotes (2) and (3) of the Consolidated Statement of Changes in Shareholders’ Equity.

(4)	Net of income tax expense of $1 (2003 — expense of $13; 2002 — expense of $20).

(5)	Net of income tax expense of $7 (2003 — benefit of $8; 2002 — benefit of $5).

CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation — Pro-forma disclosures

For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic-value-based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis. All stock-based compensation awards are accounted for consistently under both Canadian and U.S. GAAP subsequent to that date.

U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31
($ millions)	2004	2003	2002
Net income, as reported	$3,046	$2,747	$1,274
Pro-forma fair value of stock options not previously expensed	21	32	58

Pro-forma net income	$3,025	$2,715	$1,216

Earnings per share(1)(2):
Basic, as reported	$2.99	$2.66	$1.17

Basic, pro-forma	$2.97	$2.63	$1.11

Diluted, as reported	$2.94	$2.62	$1.15

Diluted, pro-forma	$2.92	$2.59	$1.09

In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2003 and 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06(1). Significant assumptions for 2002, were as follows: (i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%.

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

Condensed consolidated balance sheet

	2004				2003
As at October 31	Canadian			U.S.	Canadian			U.S.
($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
Assets
Cash resources	$17,155	$94	[j]	$17,249	$20,581	$—		$20,581
Securities
Investment/Available-for-sale	15,717	5,689	[c,d,e,j]	21,406	20,293	277	[c,d,e]	20,570
Trading	43,056	79	[d,e]	43,135	42,899	674	[d,e]	43,573
Loans	171,768	3,877	[c,j]	175,645	171,667	1,630	[c]	173,297
Derivative instruments	14,198	1,456	[d,j]	15,654	15,308	1,323	[d]	16,631
Other	17,318	2,129	(1)	19,447	15,144	3,214	(5)	18,358

	$279,212	$13,324		$292,536	$285,892	$7,118		$293,010

Liabilities and shareholders’ equity
Liabilities
Deposits	$195,196	$2,736	[c,d,j]	$197,932	$192,672	$1,693	[c,d]	$194,365
Derivative instruments	14,054	2,213	[d,j]	16,267	14,758	2,318	[d]	17,076
Non-controlling interest in subsidiaries	2,280	(1,250)[g,j]		1,030	2,326	250	[g]	2,576
Other	49,832	8,933	(2)	58,765	58,861	2,383	(6)	61,244
Subordinated debentures	2,615	66	[d]	2,681	2,661	85	[d]	2,746

	$263,977	$12,698		$276,675	$271,278	$6,729		$278,007

Shareholders’ equity
Capital stock
Preferred shares	$550	$(250)[g]		$300	$800	$(250)[g]		$550
Common shares	3,229	—		3,229	3,141	—		3,141
Retained earnings	13,239	(43	)(3)	13,196	11,747	(167	)(7)	11,580
Cumulative foreign currency translation	(1,783)	1,783	[m]	—	(1,074)	1,074	[m]	—
Accumulated other comprehensive income	—	(864	)(4)	(864)	—	(268	)(8)	(268)

	$15,235	$626		$15,861	$14,614	$389		$15,003

	$279,212	$13,324		$292,536	$285,892	$7,118		$293,010

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i, j, l.

(2)	Refer to a, b, c, d, e, i, j, l.

(3)	Refer to a, b, c, d, e, f.

(4)	Refer to a, d, e, m.

(5)	Refer to a, b, c, d, e, f, i, l.

(6)	Refer to a, b, c, d, e, i, l.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, m.

> PRINCIPAL SUBSIDIARIES

Principal Subsidiaries(1)

As at October 31, 2004 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$125

BNS Investments Inc.	Toronto, Ontario	$6,725
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

National Trustco Inc.	Toronto, Ontario	$517
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$47

Scotia Capital Inc.	Toronto, Ontario	$191

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$13

Scotia Life Insurance Company	Toronto, Ontario	$54

Scotia Mortgage Corporation	Toronto, Ontario	$202

Scotia Mortgage Investment Corporation	St. John’s, Newfoundland	$68

Scotia Securities Inc.	Toronto, Ontario	$306

Scotiabank Capital Trust	Toronto, Ontario	$10

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$131

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,592
BNS International (Barbados) Limited	Warrens, Barbados
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$241

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97%)	Mexico, D.F., Mexico	$1,051

Nova Scotia Inversiones Limitada	Santiago, Chile	$316
Scotiabank Sud Americano, S.A. (98%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(2)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(3)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$379
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$221

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$57

Scotiabank Europe plc	London, England	$1,994

Scotiabank Trinidad & Tobago Limited (48%)(4)	Port of Spain, Trinidad	$93

Scotia Capital (Europe) Limited	London, England	$13

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

(4)	Associated corporation effectively controlled by the Bank.

   2004 Scotiabank Annual Report 125

> SHAREHOLDER INFORMATION

Annual Meeting

Shareholders are invited to attend the 173rd Annual Meeting of Holders of Common Shares, to be held on March 1, 2005, at the World Trade and Convention Centre, Port Royal Room, 1800 Argyle Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (Atlantic Time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the Transfer Agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

     Series 12 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8

Dividend Dates for 2005

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Quarterly Earnings Reporting

For 2005, Scotiabank’s quarterly earnings are anticipated to be announced March 1, May 31, August 30 and November 29.

Future Annual Meeting

The Annual Meeting for the year 2006 is scheduled for Tuesday, February 28, in Winnipeg, Manitoba, at 10:00 a.m. (Central Time).

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $1.297 after adjustment for the two-for-one stock split in 1976, the three-for-one stock split in 1984, the two-for-one stock split in 1998, and the stock dividend (with the effect of a two-for-one stock split) in 2004.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.

     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA(low)
FITCH	AA-
Moody’s	Aa3
Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(middle)
FITCH	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

SUBORDINATED DEBT
DBRS	A(high)
Moody’s	A1
Standard & Poor’s	A+

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-1(low)n

126    2004 Scotiabank Annual Report

Corporate Headquarters
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com

Shareholder Services
TRANSFER AGENT AND REGISTRAR
MAIN AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

CO-TRANSFER AGENT (U.S.A.)

Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284

SECRETARY’S DEPARTMENT
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND
OTHER INSTITUTIONAL INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For further information
PUBLIC, CORPORATE AND GOVERNMENT AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CUSTOMER SERVICE CENTRE
1-800-4-SCOTIA

Online

For product, corporate, financial and
shareholder information:
www.scotiabank.com and
www.scotiacapital.com

The paper manufacturer follows the Sustainable Forestry Initiative® (SFITM) program for the harvesting of its forests. SFITM is an exacting standard of environmental principles, objectives and performance measures that integrates the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality and a wide range of other conservation goals. www.aboutsfi.org

TM Trademark of The Bank of Nova Scotia.	The SFI logo and SFITM are trademarks of the American Forest & Paper Association. Sustainable Forestry Initiative® is a registered trademark of the American Forest & Paper Association.